As filed with the Securities and Exchange Commission on November 20, 2007
Registration No. 333-146362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
CLEARANT, INC.
(Name of small business issuer in its charter)

Delaware (State of incorporation)	2836 (Primary Standard Industrial Classification Code Number)	91-2190195 (I.R.S. Employer Identification No.)
1801 Avenue of the Stars, Suite 435
Los Angeles, California 90067
(310) 479-4570
(Address and telephone number of principal executive offices and principal place of business)

Jon M. Garfield
Chief Executive Officer and Chief Financial Officer
Clearant, Inc.
1801 Avenue of the Stars, Suite 435
Los Angeles, California 90067
(310) 479-4570
(Name, address and telephone number of agent for service)
With copies to:
Edward T. Schultz, Esq.
Dreier Stein & Kahan, LLP
The Water Garden
1620 26th Street, Sixth Floor, North Tower
Santa Monica, California 90404
(424) 202-6050

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 20, 2007.
PROSPECTUS
CLEARANT, INC.
1801 Avenue of the Stars, Suite 435
Los Angeles, California 90067
(310) 479-4570
42,193,894 Shares of Common Stock
This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). Clearant, Inc., a Delaware corporation (the “Company”) is registering 42,193,894 shares of common stock (the “Shares”). This prospectus relates to the offer for resale, from time to time, by the selling stockholders named in this prospectus (the “Investors”) of up to an aggregate of 42,193,894 shares of our common stock, par value $0.0001 per share. Shares of our common stock are currently quoted on the over-the-counter bulletin board market (the “OTCBB”).
The Shares were originally issued and sold to the Investors at a price of $0.025 per share in private placement transactions on April 3, 2007 and August 3, 2007. The stock purchase agreements between the Company and the Investors provided the Investors with full ratchet antidilution protection for subsequent sales of common stock at a price lower than that paid by the Investors. The antidilution provision was triggered by a subsequent sale of common stock on August 3, 2007 at a price of $0.005. As a result, the Investors’ investments were re-valued and each Investor was issued that number of additional Shares, which when added to the originally purchased Shares reflect a purchase price of $0.005 per share. The Investors were also granted customary demand registration rights, obligating us to use our best efforts to file this registration statement in respect of the Shares. At anytime after the effectiveness of this registration statement, the Investors may sell the Shares on the OTCBB or on any other market or stock exchange on which our common stock may be traded or listed at the time of sale. They may also sell Shares in block transactions or private transactions or otherwise, through brokers or dealers. These sales will be made either at market prices prevailing at the time of sale or at negotiated prices. Brokers or dealers may act as agents for the selling stockholders or may purchase any of the Shares as principals. If brokers or dealers purchase Shares as principals, they may sell such Shares at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale of the Shares.
Our common stock is currently listed on the OTCBB under the symbol “CLRA.” The bid and ask price for Shares of our common stock on November 19, 2007 were $0.40 and $0.55 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.
THE SHARES DESCRIBED HEREIN INVOLVE A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN CONSIDERATIONS ASSOCIATED WITH THE PURCHASE OF THE SHARES OFFERED HEREBY, SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS.
These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November    , 2007.

YOU MAY ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE IN CONNECTION WITH THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED BY REFERENCE TO THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER ITS DATE.

PROSPECTUS SUMMARY
CLEARANT, INC.
1801 Avenue of the Stars, Suite 435
Los Angeles, California 90067
(310) 479-4570
This Prospectus Summary Is Qualified In Its Entirety By The More Detailed Information Appearing Elsewhere In This Prospectus. It does not contain all of the information that you should consider when investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. As used in this prospectus, the terms “Clearant,” “Company,” “we,” “our” and like references mean Clearant, Inc., a Delaware corporation.
SUMMARY INFORMATION
Our Company
We acquire and develop our pathogen inactivation technology, the Clearant Process®, and market it to producers of biological products, most notably devitalized musculoskeletal tissue allograft implants (tissue).
We develop and market a proprietary pathogen inactivation technology that reduces the risk of contamination to biological products by inactivating a broad range of pathogens. The Clearant Process® is based on exposing a biological product to gamma-irradiation under specialized, proprietary or patented conditions that deliver a predetermined amount of radiation to inactivate a desired level of pathogens, thereby reducing the risk of contamination, while preserving the functionality and integrity of the treated product. The Clearant Process® is designed to:
•	Inactivate a broad range of known pathogens irrespective of size, origin or structure;

•	Achieve sterility, in some cases with margins of safety greater than that of a medical device;

•	Be used in either intermediate or final stages of production;

•	Protect the mechanical and biological properties of the biological product being treated; and

•	Be applied to a product after it has been sealed into its final package.
To date, we have entered into a total of ten agreements with customers to utilize the Clearant Process® with their products. Of these agreements, six are licensing agreements with tissue banks and one is an agreement with a manufacturer of recombinant protein products, in return for milestone payments and royalties on end-product sales. Through June 2007, four of these licensees have launched tissue products that were treated using the Clearant Process®, but are not treating all of their tissue with the Clearant Process®. Additionally, in September 2005, we launched a new sterilization service (the “Clearant Sterilization Service” or “Sterilization Service”) which allows customers to send ready for sterilization tissue to our facility near Chicago, Illinois to be irradiated under Clearant Process® conditions by us. Through 2007, we have signed four such Sterilization Service agreements with tissue banks. Many of the companies have not yet implemented the Clearant Process®, and we cannot estimate when or if they will do so.
Based on these license and Sterilization Service results we implemented a plan, which we believe will better market and promote adoption of the Clearant Process®, which is to directly distribute Clearant Process® sterile implants of our customers in order to facilitate market penetration. We intend to continue to pursue the license and sterilization agreements, although the direct distribution revenue model may have an adverse impact on the pursuit of such agreements.

Our principal executive offices are located at 1801 Avenue of the Stars, Suite 435, Los Angeles, California 90067, telephone (310) 479-4570. We maintain a Web site at www.clearant.com. The content of this site does not constitute a part of this prospectus.
Recent Developments
On August 3, 2007, after recommendation by Clearant’s board of directors, the holders of a majority of Clearant’s common stock approved an amendment to the Company’s Certificate of Incorporation to permit Clearant to effect a reverse stock split of its common stock. On August 22, 2007, the Company filed an Amended and Restated Certificate of Incorporation in connection with the 1-for-14 reverse stock split. Under the Amended and Restated Certificate of Incorporation, each outstanding fourteen shares of the Company’s common stock was combined and converted into one share of common stock, effective at the close of business on August 23, 2007. The Amended and Restated Certificate of Incorporation was attached to our Current Report on Form 8-K filed with the SEC on August 24, 2007.
On September 6, 2007, NASDAQ approved the Company’s 1-for-14 reverse stock split, effectively changing the Company’s trading symbol from CLRI to CLRA. Clearant’s common stock will continue to trade on the OTCBB on a split-adjusted basis, under this new stock symbol.
On September 13, 2007, Maurice J. DeWald was appointed to our board of directors and was issued 400,000 stock options in connection with his appointment. Maurice J. DeWald is Chairman and Chief Executive Officer of Verity Financial Group, Inc., a private financial advisory firm that he founded in 1992. From 1962-1991, Mr. DeWald was employed by KPMG LLC, a Big Four accounting and tax consulting firm, where he served at various times as director, and as the Managing Partner of the Orange County, Chicago and Los Angeles offices. Mr. DeWald is a director of Integrated Healthcare Holdings, Inc., Advanced Materials Group, Inc., NNN Healthcare/Office REIT, Inc. and fileSCAN, Inc. He also sits on the Advisory Council of the University of Notre Dame Mendoza School of Business. Mr. DeWald is a past Chairman and director of United Way of Greater Los Angeles. Mr. DeWald received a B.B.A. degree from the University of Notre Dame. He is also a Certified Public Accountant.
Summary Terms of the Offering

Securities Offered by Selling Stockholders:	42,193,894 shares of Clearant common stock, par value $0.0001.

The selling stockholders may sell any or all of the Shares subject to this prospectus from time to time and may also decide not to sell any or all of the Shares they are allowed to sell under this prospectus. The selling stockholders will act independently in making decisions with respect to the timing, manner and size of each sale. Furthermore, the selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of Shares or otherwise.

Common Stock Issued and Outstanding:	As of November 19, 2007, 48,957,445 shares of our common stock are issued and outstanding.

Use of Proceeds:	We will not receive any proceeds from the sale of the Shares covered by this prospectus.

OTC Bulletin Board Symbol:	CLRA

RISK FACTORS
RISKS AND UNCERTAINTIES IN ADDITION TO THOSE WE DESCRIBE BELOW, THAT MAY NOT BE PRESENTLY KNOWN TO US, OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL, MAY ALSO HARM OUR BUSINESS AND OPERATIONS. IF ANY OF THESE RISKS OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED, THE PRICE OF OUR COMMON STOCK COULD DECLINE, AND FUTURE EVENTS AND CIRCUMSTANCES COULD DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS.
Risks Related to Our Business
Our limited operating history may make it difficult to evaluate and forecast our business to date, revenue potential, and project our future viability.
Clearant, Inc. was incorporated in April 1999 in order to acquire certain assets of PureSource, Inc. and Sterways Pioneer, Inc., including patents that comprise a portion of the Clearant Process®. Prior to the second quarter of 2004, Clearant was strictly a research and development company. We are now in the early stage of operations and development, and have only a limited operating history on which to base an evaluation and forecast of our business, revenue potential, and prospects. In addition, our operations and developments are subject to all of the risks inherent in the growth of an early stage company. We may not succeed given the technological, marketing, strategic and competitive challenges we will face. The likelihood of our success must be considered in light of the expenses, ability to increase revenues, maintain existing revenues, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the continuing development of new technology, and the competitive and regulatory environment in which we operate or may choose to operate in the future. We have generated limited revenues to date, and there can be no assurance that we will continue to achieve the historical revenue levels, grow revenues or be able to successfully develop our products and penetrate our target markets. In addition, as we attempt to grow revenue, it is likely that the Company will experience monthly and quarterly revenue fluctuations. Further, it is likely that significant losses will be incurred through at least the end of the year and probably beyond, as we incur significant expenses associated with the further development, marketing and commercialization of the Clearant Process®. Our current cash burn rate is approximately $0.2-$0.3 million per month. If we do not raise any additional funds, our revenues do not increase and we do not reduce our expenses, our cash reserves will be exhausted at approximately the end of the first quarter 2008 or before if the Company isn’t able to successfully negotiate with vendors.
We have a history of and expect to continue to generate substantial losses, may not become profitable and will need to expand our Clearant Process® to increase revenues.
To date, we have generated only limited revenues, and have had limited marketing activities. We expect that we will have significant operating losses and accumulated losses and will record significant net operating cash outflows at least through the end of 2007 and possibly beyond.
Our ability to achieve meaningful near-term revenues is heavily dependent on our current effort to prove the efficacy of the Clearant Process® in the tissue market and the successful commercialization of such technology. No assurances can be made that we will be successful in doing this. In addition, if the Company begins to be a processor representative for certain tissue of its customers, our ability to assist in the distribution of such tissues and recover the purchasing and operating costs will be meaningful in our ability to achieve revenues and control expenses. Our longer term financial performance, on the other hand, is heavily dependent on timely and cost effectively proving the efficacy of the Clearant Process® in other markets. We may not successfully prove the efficacy of our pathogen inactivation processes for specific products according to our current development schedule, if at all.
Even if we successfully prove the efficacy of the Clearant Process® for specific products, there can be no assurance that we will be able to successfully market that process to third party manufacturers or that our marketing efforts will result in significant revenues. Various other factors could have material, negative impacts on our results of operations, including difficulties encountered by third parties in obtaining governmental approvals for products which are treated with our pathogen inactivation processes; adverse changes in government regulations; the timing of the introduction of new processes; competitive forces within the current and anticipated future markets served by us; and general economic conditions. Fluctuations in results may also occur depending on differences in the timing of, and the time period between, our expenditures on the development and marketing of our processes and the receipt of revenues.

The Clearant Process® is at an early stage of commercial development and, if we are not able to clinically validate claims of our effectiveness in our target markets and obtain widespread commercial acceptance of the Clearant Process® in our target markets, we may not be able to grow or attain profitability.
Our growth and profitability will depend in large part on our unproven ability to:
•	Continue to successfully demonstrate the efficacy of the Clearant Process® in tissue;

•	Successfully demonstrate the efficacy of the Clearant Process® in sterilizing other biological products, including plasma protein, recombinant proteins and medical devices;

•	Successfully market and commercialize the Clearant Process®.

•	Enter into additional license, sterilization service and processor representative agreements with manufacturers and providers of biological products;

•	Develop and protect our intellectual property rights;

•	Complete product-specific development of the Clearant Process® for our target markets; and

•	Obtain (or have the users of the Clearant Process® obtain) required product regulatory approvals.
Research and development and commercialization efforts may not be successful or, if they are, the Clearant Process® may not obtain market acceptance among major manufacturers and providers of tissues and other biological products. The Company is currently conducting a multi-center clinical study at eight separate facilities across the U.S. The clinical study tracts the post-operative results of patients who received tissue that had been treated with the Clearant Process®. Study evaluations include failure rate, range of motions, and joint effusion (swelling) among other metrics which had been previously established by the clinical study committee prior to the start of the study. The twelve-month outcome results of this study are favorable. The occurrence of complications, stability and strength in the anterior cruciate ligament reconstructions using tissue treated with the Clearant Process® are comparable to the patient’s non-operated contralateral knee. Notwithstanding such current clinical results, the Company has received an indication from a single site, both participating in such multi-center study and with prior clinical data, that the clinical outcomes are significantly more adverse than the current data collected from the other multi-center sites. The Company is currently collecting, assessing and investigating such adverse data to understand this discrepancy. If the data and results from the multi-center are negative, it would materially impact the adoption of the Clearant Process® and our revenues.
The Company is experiencing material cash flow constraints.
The Company is past due on many of its accounts with vendors, suppliers, distributors, sales representatives, and other service providers. The Company is in discussions with many of these accounts and is actively trying to resolve these past due amounts. No assurances can be made that the Company will be successful in reaching a settlement. Furthermore, many of these outstanding balances are with critical vendors and no assurances can be made that these accounts will continue to conduct business with the Company on similar terms or at all. If this happens, it could materially impact operations and revenue.
The Company utilizes Independent Sales Representatives and Distributors.
The Company utilizes a strategy to contract with independent distributors and sales representatives. These sales teams are not Company employees and are independent contractors, and in some cases sell many other product lines. The Company cannot give any assurances that these sales teams will continue to market Clearant products or how much time and effort they will devote to the Company versus other product lines. Further, the Company expects other products and companies to compete for their attention and time. Changes in product offerings or focus by these teams could lead to material fluctuations in revenue and unpredictability in revenue.

Achieving market acceptance for the Clearant Process® will depend on our ability to demonstrate the efficacy of the Clearant Process® in our target markets, as well as how the Food and Drug Administration applies the Good Tissue Practice guidelines issued on November 18, 2004 which became effective on May 25, 2005 and the Task Force on Human Tissue Safety created on August 30, 2006.
We currently have a limited sales force and may need to hire additional sales and business development personnel. Our marketing success will depend, to a significant degree, on our unproven ability to successfully demonstrate the efficacy of the Clearant Process® in our target markets, on the willingness of potential users of the Clearant Process® to adopt the Clearant Process® and on the market’s willingness of doctors and patients to utilize Clearant Process®-treated products. We may not be successful in our marketing endeavors or, if we are, we may not be able to adequately, timely and profitably market our pathogen inactivation process.
In addition, adoption of the Clearant Process® by potential users may depend, in part, on how the Good Tissue Practice or “GTP regulations” issued by the Food and Drug Administration or “FDA” on November 18, 2004, effective on May 25, 2005, are applied to tissue processors utilizing the Task Force created on August 30, 2006. The requirements may not provide sufficient incentive for tissue processors to adopt technologies that can provide validation for sterility label claims, the Clearant Process® may not prove compatible with the GTP regulations, or the FDA may, as a result of normal inspections of tissue processors, require additional data to allow customers to claim sterility. If the FDA requires additional data from our customers to support label claims of sterility, they may not be able to develop it in a timely and cost-effective manner, or at all. The inability of our customers to obtain or maintain validation of a sterility claim, or the failure to develop additional data if it is required, could materially impact our business, financial condition and results of operations.
Our success will depend on our ability to retain our managerial personnel and to attract additional personnel.
Our success will depend largely on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and we cannot guarantee that we will be able to attract and retain the necessary staff. Furthermore, we do not currently have employment contracts with our key employees, except for an employment agreement with our Chief Executive Officer, Jon Garfield.
The loss of members of managerial, sales or scientific staff could have a material adverse effect on our future operations and on successful development of the Clearant Process® for our target markets.
We also collaborate with scientists and physicians at academic and other institutions, but these scientists and physicians may have other commitments or conflicts of interest that limit their availability. The failure to maintain our management, sales and scientific staff and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations. Although we intend to provide incentive compensation to attract and retain our key personnel, we cannot guarantee that these efforts will be successful. We do not carry “key man” life insurance for any of our personnel.
We may need to expand our finance, administrative, scientific, sales and marketing, and operations staff, and it is currently anticipated that we will need to hire an employee for the product development of tissues, other than musculoskeletal. There are no assurances that we will be able to make such hires. In addition, we may be required to enter into relationships with various strategic partners and other third parties necessary to our business. Planned personnel may not be adequate to support our future operations, management may not be able to hire, train, retain, motivate and manage required personnel or management may not be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. If we fail to manage our growth effectively, it could have a material adverse effect on our business, results of operations and financial condition.
We need to develop our financial and reporting processes, procedures and controls to support our anticipated growth.
We currently have only a limited number of financial operations personnel and have not historically invested significantly in our financial and reporting systems. To comply with our public reporting requirements, and manage the anticipated growth of our operations and personnel, we will be required to improve existing, or implement new, operational and financial systems, processes and procedures, and to expand, train and manage our employee base. Our current and planned systems, procedures and controls may not be adequate to support our future operations.
The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission (the “SEC”) and the NASD will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations, or if compliance can be achieved.
The Clearant Process® has been commercialized only in the tissue market and our future success depends on our ability to successfully commercialize the Clearant Process® for use in our other, larger target markets.
The Clearant Process® must be optimized on an individual basis for each product or class of products on which it will be used for pathogen inactivation. While the Clearant Process® has been commercialized for the tissue market, it has not been optimized for all of our target products and we face the risks of failure inherent in developing new technologies. It may not be possible to optimize or commercialize the Clearant Process® for any of our target products. The inability to optimize or commercialize the process in any given case may adversely affect the marketplace’s confidence in the effectiveness of the Clearant Process® in such case or in any other case.
We, and our potential customers, may have to conduct significant additional research and animal or human testing before the Clearant Process® can be used by other third parties for a significant number of products. Clinical trials are expensive and have a high risk of failure. If our customers are unable or unwilling to fund these trials, or if these trials fail, our ability to generate revenues will be materially and adversely impacted.
To date, there has been only limited use and testing of Clearant Process®-treated products in humans and, while early indications have been favorable, these limited initial results may not be statistically significant or predictive of future results, either for the tissue market or new products which are treated by the Clearant Process® in the future. Our multi-center clinical study across the U.S. tracks the post-operative results of patients who received tissue that had been treated with the Clearant Process®. Study evaluations include failure rate, range of motions, and joint effusion (swelling) among other metrics which had been previously established by the clinical study committee prior to the start of the study. The twelve-month outcome results of this study are favorable. Notwithstanding such current clinical results, we have received an indication from a single site, both participating in such multi-center study and with prior clinical data, that the clinical outcomes are significantly more unfavorable than the current data collected from the other multi-center sites. Although we investigated the adverse data to understand this discrepancy and the results were favorable to the Company, if additional data and results from the multi-center prove to be negative, it would materially impact the adoption of the Clearant Process® and our success.
To compete effectively with other pathogen inactivation or removal technologies, our processes must be easy to use, compliant with regulations and cost-effective on a commercial scale. We may not be able to achieve any of these objectives. The Clearant Process® or third-party products using it may fail in one or more testing phases or may not attain market acceptance. Third parties may develop superior products or have proprietary rights that preclude us from marketing the Clearant Process®. If research and testing are not successful, the Clearant Process® will not be commercially viable, and our business, financial condition and results of operations will be materially adversely affected.
The success of our business will depend on our ability to develop new uses of the Clearant Process® that can be applied cost-effectively on a commercial scale, which may in some cases require potentially costly and time-consuming modification of the Clearant Process®.
The Clearant Process® has been used in a limited manner on a commercial scale only in the tissue market. It may be difficult or impossible to use the Clearant Process® economically on a commercial scale for products other than those in which the Clearant Process® currently is being used. As part of the commercialization of the Clearant Process®, we transfer the Clearant Process® technology to our licensees in order to allow the licensees to practice the technology and integrate the technology into their facility or manufacturing processes. Additionally, in September

2005, we launched a new sterilization service which allows tissue banks to send ready-for-sterilization tissue to our facility near Chicago, Illinois to be irradiated under Clearant Process® conditions by us. Under either a license agreement or sterilization service agreement the Clearant Process® is transferred, at least in part, to the customer and such transfer process consists of providing our developed standard procedures and supporting data, packaging specifications, supply lists, irradiator suggestions and irradiation specifications.
To date, we have only completed development of these transfer procedures and specifications for certain applications of the tissue processors for licenses, and not for customers under a sterilization service agreement. We may not be able to develop appropriate procedures, packaging and specifications for other markets and licensees without substantial additional development time and expense, if at all.
The cost and amount of time required to transfer the technology to a customer is dependent upon several factors, including the customer’s current manufacturing processes, facilities, personnel, product and packaging. In addition, as a result of limitations associated with product-specific requirements for particular applications of the Clearant Process® or otherwise, we may face future situations which could require greater cost and time than anticipated to transfer the technology or where it is unable to effectively transfer the technology at all for use on a commercial scale.
In such case, we would be required to modify the parameters pursuant to which the Clearant Process® is applied to the applicable product, which could lead to the need for additional testing and clinical trials by the third party user. If we were required to modify the Clearant Process®, our development costs would increase and our programs could be delayed significantly, with a similar delay in receipt of potential licensing and sterilization service revenues. In any such circumstance, we may not be able to successfully modify the Clearant Process® at all for use on a particular product on a commercial scale. If we are unable to timely and cost-effectively develop successful technology transfer procedures for our target markets, including appropriate procedures, packaging and specifications, our ability to market and license the Clearant Process® and to generate licensing and sterilization service revenues, and our business, financial condition and results of operations, will be adversely affected.
The success of our business will depend on our ability to develop and protect our intellectual property rights, which could be expensive, as well as our ability to conduct our business without infringing the intellectual property rights of others.
The Clearant Process® and our other technologies will be protected from unauthorized use by others only to the extent that they are covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, our success depends in part on our ability to obtain patents, protect trade secrets, operate without infringing upon the proprietary rights of others and prevent others from infringing on our proprietary rights. The steps we take to prevent misappropriation of the Clearant Process® and our other technologies may not be effective, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.
We cannot be certain that our patents or patents that we license from others will be enforceable and afford protection against competitors. Our patents or patent applications, if issued, may be challenged, invalidated or circumvented. Our patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Even if our patents are valid, we cannot guarantee that competitors will not independently develop alternative technologies that duplicate the functionality of our technology. Due to the extensive time required for development, testing and regulatory review of customers’ use of our processes, our patents may expire or remain in existence for only a short period following commercialization. This would reduce or eliminate any advantage of the patents. In addition, if third parties become aware of parts of our technology that are covered by pending patent applications, we will be unable to prevent those parties from using such information until the patents issue. This could delay commercialization of the Clearant Process®.
We also cannot be certain that we were the first to make the inventions covered by each of our issued patents or pending patent applications or that we were the first to file patent applications for such inventions. In that case, the affected patent or patent application would not be valid, and we may need to license the right to use third-party patents and intellectual property to continue development and marketing of our processes. We may not be able to acquire such required licenses on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or licensing of our processes.
Although we are not aware of any interfering patents or other intellectual property held by others, such intellectual property may impact our ability to operate in the market segments on which we are currently focused or may target in the future. Further, we have not conducted a “freedom to operate” search with respect to our intellectual property, which is a comprehensive search of existing patents and pending applications that would (or in the case of pending patent applications, if granted) prohibit us from protecting our intellectual property. If there are interfering patents or other intellectual property and we are unable to license such interfering patents or other intellectual property on commercially reasonable terms or to modify the Clearant Process® in a cost-effective manner that does not (i) infringe on such intellectual property and (ii) materially impact the viability of the Clearant Process®, our business, results of operations and financial condition could be adversely affected.
We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ proprietary rights. Patent and other intellectual property litigation is costly. In addition, we may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions relating to our patent applications. Determining the scope of our competitors’ rights could be costly in terms of our scientists’ and management’s time and resources.
Furthermore, we may rely on trade secret law to protect technologies and proprietary information that we cannot or have chosen not to patent. Trade secrets, however, are difficult to protect. Although we attempt to maintain protection through confidentiality agreements with necessary personnel, contractors and consultants, we cannot guarantee that such contracts will not be breached. Further, confidentiality agreements may conflict with other agreements which personnel, contractors and consultants signed with prior employers or clients. In the event of a breach of a confidentiality agreement or divulgence of proprietary information, we may not have adequate legal remedies to maintain our trade secret protection. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management’s attention away from business.
We may be subject to products liability with respect to products which are treated with the Clearant Process® under license, processor representative or sterilization service agreements and which cause harm to others or damage to products, including related and costly litigation or other proceedings, and our products liability insurance may not provide adequate coverage and may not be available in the future.
We are exposed to potential liability risks inherent in the testing, marketing, licensing, distributing and treating of biotherapeutics and tissue products treated with the Clearant Process®. We may be liable if it is determined that any of its pathogen inactivation processes, or the products of any third party which utilize those processes, causes injury, illness or death. Furthermore, to the extent that a pathogen inactivation process adversely alters a product and such causes injury, illness, death or damage to the product, we may be liable. The regulatory compliance of pathogen inactivation levels is measured by the number of pathogens that are inactivated. Thus, it is possible that biological products heavily contaminated with pathogens could be treated by customers with the Clearant Process® and achieve levels of pathogen inactivation sufficient to meet regulatory standards for sterilization or viral inactivation, yet still contain sufficient pathogens to be harmful to humans.
We have obtained product liability insurance covering the commercial introduction of any product that utilizes our pathogen inactivation processes, but we do not know whether we will be able to maintain such insurance on acceptable terms, if at all. Any insurance we have or may obtain in the future may not provide adequate coverage against potential liabilities. A liability claim, regardless of merit or eventual outcome, and regardless of whether the user of the Clearant Process® complied with our standards and procedures for its proper use, could affect manufacturers and the public’s perception of the safety and efficacy of the Clearant Process®, delay, impede or otherwise reduce the licensing and use of the Clearant Process® by third parties and materially adversely affect our business, results of operation and financial condition.
In addition, successful product liability claims made against competitors could cause a perception that we are also vulnerable to similar claims and could negatively affect public perception of the technology and thus third parties’ willingness to use the Clearant Process®, and thus adversely affect our business, results of operation and financial condition.
We face environmental and other liabilities related to certain hazardous materials used in our operations.
Our research and development involves the controlled use and transport of hazardous materials, including hazardous chemicals and pathogens. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may incur significant costs to comply with additional environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury. If an accident occurs, we could be held liable for any damages that result and could suffer negative publicity.
If our sterilization technology is not accepted by manufacturers of biological products in our target markets and the health care community at large, our business will suffer and we will not be able to successfully implement our business plan.
We believe that our ability to commercialize the Clearant Process® effectively will depend on the safety, efficacy and cost-effectiveness of the Clearant Process®, as well as the willingness of manufacturers of biological products to adopt new pathogen inactivation technologies. We believe that market acceptance will depend on the extent to which manufacturers and distributors of tissues and other biological products, as well as physicians, patients and health care payers, perceive the benefits of using the Clearant Process® and, if applicable, that such benefits outweigh any potential additional cost. As part of our strategy to obtain wide-spread acceptance of the Clearant Process®, we have entered into, and intend to continue to seek to enter into, sponsored research agreements with potential users of the Clearant Process® to support research on and validation of potential applications of the Clearant Process® to such products. While we expect that the Clearant Process®, when optimized for application to a particular product, will be capable of inactivating a broad range of known types of pathogenic microorganisms, a product processor or manufacturer may direct us, or may choose, not to optimize the Clearant Process® to inactivate the broad range of known types of pathogenic microorganisms in a particular application. If a product produced with such a process results in infections from pathogens that were not adequately inactivated, the marketplace’s overall confidence in the Clearant Process® may be adversely affected both for that product and for other applications of the Clearant Process®.
Even if our processes and the third party products on which they will be used receive the necessary regulatory approvals, our processes may not achieve any significant degree of market acceptance among biological product manufacturers, physicians, patients and health care payers. For various reasons, such as implementation costs, ineffectiveness against all types of pathogens, differing regulatory requirements and logistical concerns, the biological products industry has not always integrated new inactivation technologies into their processes. Although we believe the Clearant Process® can significantly improve the safety of tissues and other biological products, we cannot provide assurances that our technologies will be accepted rapidly or, other than in the tissue market, at all. If our processes fail to achieve market acceptance, we will be unable to implement successfully our licensing strategy and our business, results of operations and financial condition would be materially adversely affected.
We face competition from a number of companies, which may have greater resources or better technologies than we do, and rapid changes in technology in the sterilization industry could result in the failure of the Clearant Process® to be accepted in the marketplace or to capture market share.
We expect the Clearant Process® to encounter significant competition. The Clearant Process® may compete with other approaches to pathogen inactivation currently in use, as well as with future processes that may be developed. Similarly, products that are treated with the Clearant Process® may compete with products that are currently treated with alternative pathogen inactivation or removal techniques, as well as with future products that may be developed. Our success will depend in part on our ability to respond quickly to medical and technological changes through the development and introduction of the Clearant Process® to new and existing products. Product development is risky and uncertain, and we may not be able to develop our processes successfully. Competitors’ processes, products or technologies may make the Clearant Process® obsolete or non-competitive before we are able to generate any significant revenue. Many of our competitors or potential competitors have substantially greater financial, human, technical, marketing and other resources than we have. They may also have greater experience in preclinical testing, human clinical trials, process implementation and other regulatory approval procedures and have developed substantial relationships with the small market of potential customers for the Clearant Process®. Our ability to compete successfully will depend, in part, on our ability to attract and retain skilled scientific personnel, develop technologically superior processes that can be implemented on a commercial scale, develop lower cost processes, obtain patent or other proprietary protection for our technologies and enforce those patents, obtain (or have third parties obtain) required regulatory approvals for our processes, be early entrants to the market and market and sell our processes, independently or through collaborations.
Several companies are developing technologies that are, or in the future may be, the basis for products that will directly compete with or reduce the market for our pathogen inactivation processes. Most tissue processors currently utilize chemical rinse steps or low levels of gamma irradiation to reduce pathogens in devitalized human tissue products. Several companies are developing or have developed other technologies or combinations of existing technologies (including BioCleanse™ used by Regeneration Technologies, Inc.). Some of these technologies may have more animal and clinical data than we do to support the efficacy of their processes. There are currently no regulatory requirements that establish specific pathogen inactivation or sterility requirements for these products. If tissue processors choose to maintain their current processing methods or elect to adopt technologies other than the Clearant Process®, it could materially impact our ability to market and earn revenue from the Clearant Process®.
For biotherapeutic products comprising protein concentrates (e.g., plasma derivatives, monoclonal antibodies, recombinant and transgenic proteins), other technologies exist to inactivate or remove viruses, including the application of heat, certain chemicals like solvent-detergent, nanofiltration and partitioning during purification. Other technologies are in various stages of research and development, including novel uses of heat and other physical processes (e.g., microwave and supercritical fluids), new chemical agents including photosensitizers (e.g., Inactine™, riboflavin, psoralens), and applications of radiation other than the Clearant Process® (e.g., broad spectrum visible light, ultraviolet light and high energy electrons). If any of these technologies is successfully developed, it could have an adverse effect on our business, financial condition and results of operations.
One or more of these technologies could prove to be superior to the Clearant Process® in one or more of our target markets by virtue of being more effective, safer, more cost-effective or easier to implement. Our prospective clients may choose alternative technologies over ours for any of these reasons or for other reasons. If this were the case, we may not be able to successfully market the Clearant Process® to manufacturers of biological products, which could have a material adverse effect on our business, results of operations and financial condition.
Under our new processor representative arrangement, uncertainties regarding future health care reimbursement exist and may affect the amount and timing of revenues.
Even though we do not receive payments directly from third-party health care payors, their reimbursement methods and policies impact the demand for Clearant Process®-treated tissue and other services and products. Third-party healthcare payors provide reimbursement for medical procedures at a specified rate without additional reimbursement for tissue, services and products used in such procedures. Our ability to act as a processor’s representative by providing tissue to the marketplace and to collect payment of tissues may be particularly susceptible to third-party cost containment measures.
Changes in the reimbursement methods and policies utilized by third-party health care payors, including Medicare, with respect to Clearant Process®-treated tissue could have a material adverse effect on the Company. Significant uncertainty exists as to the reimbursement status of newly introduced health care products and services and there can be no assurance that adequate third-party coverage will be available for us to maintain price levels sufficient for realization of an appropriate return on our investment in developing new products.
Government, hospitals, and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products. If adequate coverage and reimbursement levels are not provided by government and other third-party payors for uses of our products, market acceptance of these products would be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related To Our Industry
Our ability to commercialize our technology in our target markets will depend on the rates charged by operators of commercial gamma irradiation facilities at which the Clearant Process® will be applied.
The use of the Clearant Process® on a commercial scale requires the use of commercial gamma irradiation facilities. While there are a number of commercial gamma irradiation service providers in the United States and internationally, the vast majority of facilities in the United States are owned and operated by two commercial gamma irradiation service providers. If we, or our customers, in the provision of the sterilization services, are not able to negotiate or maintain favorable terms with such service providers to treat their products, our efforts to commercialize the process with additional customers may be hindered.
Products which could utilize the Clearant Process® are in general subject to extensive regulation by domestic and foreign government agencies, which could result in significant delays in approval, or rejection, of the Clearant Process® for use in connection with a particular product or significant additional costs to the manufacturers of such products, which would hinder the widespread adoption of the Clearant Process®.
New, planned and future third-party products which could utilize the Clearant Process® and anticipated future uses that result from the Clearant Process® are subject to extensive and rigorous regulation by local, state, federal and foreign regulatory authorities. These regulations are wide-ranging and govern, among other things, product development, product testing, product manufacturing, product labeling, product storage, product pre-market clearance or approval, product sales and distribution, product advertising and promotion. The irradiation facilities in which the Clearant Process® will be carried out commercially are also subject to state and federal safety, environmental and licensing requirements. Failure by manufacturers and processors to meet any of these regulatory requirements could prevent the manufacturing or marketing of a product made with the Clearant Process® and could adversely affect our future revenues.
The FDA and other agencies in the United States and in foreign countries impose substantial requirements upon the manufacturing and marketing of third party products (whether currently available or under development) which will or could utilize our processes for pathogen inactivation. The process of obtaining FDA and other required regulatory approvals is long, expensive and uncertain. The time required for regulatory approvals is uncertain and the process typically takes a number of years, depending on the type, complexity and novelty of the process or product. Third parties to whom we intend to market our pathogen inactivation processes may encounter significant delays or excessive costs in their efforts to secure necessary approvals or licenses. These delays would result in similar delays in our receipt of licensing revenues from these third parties. Similarly, if third parties suffer excessive costs in connection with obtaining required regulatory approvals, the third parties could decide not to introduce products treated with the Clearant Process®, which would adversely affect our ability to generate licensing revenues and thus adversely affect our business, financial condition and results of operations.
Sponsors of innovative biotherapeutic products or medical devices incorporating biological materials must obtain biological products licenses or pre-market approvals before legally marketing these products, regardless of whether the Clearant Process® is used in their manufacture. Future revenues from the use of the Clearant Process® for innovative biotherapeutic products will depend on the sponsors’ success and timeliness in obtaining initial FDA or other required regulatory approval for these products.
Manufacturers of existing, approved products would have to submit supplements to their licenses or pre-market approvals in order to incorporate the Clearant Process® into the manufacturing processes for these products. In most cases, the FDA would have to review and approve these supplements prior to marketing an already approved product made with the Clearant Process®. These requirements or FDA or other regulatory delays in approving these initial applications or supplements may deter some biological product manufacturers from using our processes. Sponsors and manufacturers that submit initial applications or supplements may face disapproval or delays in approval that could provide further delay or deter them from using our processes. The regulatory impact on potential customers could slow or limit the potential market for our processes. In addition, it is unclear what affect the FDA’s adoption of the GTP regulations will have on potential customers. The GTP requirements may cause tissue processors to delay the implementation of new processes or procedures and the delay may impact the timing of revenue to us.

Some tissue products for surgical implantation have been exempted by the FDA from the requirements for licensing new products or having manufacturing changes approved prior to implementation. While this may expedite adoption of the Clearant Process® for these products by eliminating the regulatory review period, distributors must nevertheless satisfy themselves of the safety and effectiveness of tissue manufactured using the Clearant Process®, and tissue processors and distributors must still meet the other regulatory requirements discussed below.
The products enabled by or utilizing the Clearant Process® may not receive FDA or other required regulatory approval in a timely manner, if at all. Even if approvals are obtained, the marketing and manufacturing of such products are subject to continuing FDA and other regulatory requirements, such as requirements to comply with good manufacturing practices. The failure to comply with such requirements could result in enforcement action against third party manufacturers which utilize our processes, which could adversely affect our business because our revenues from users of the Clearant Process® would be reduced or eliminated. Later discovery of problems with a product, manufacturer or facility may result in additional restrictions on the product or manufacturer, including withdrawal of the product from the market or a prohibition against the use of the Clearant Process®. Problems with a product, manufacturer or facility which utilizes the Clearant Process® may harm other manufacturers’ and the public’s perception of the safety of the Clearant Process® generally, which would result in decreased utilization of the Clearant Process® and a decrease or elimination of our revenues, which would adversely affect our business, financial condition and results of operations.
The government may impose new regulations as a result of a problem or otherwise that could further delay or preclude regulatory approval of third parties’ potential processes and products that might incorporate the Clearant Process®. Products enabled by or utilizing the Clearant Process® may not meet new regulations and use of the Clearant Process® may be precluded by new regulations. We cannot predict the impact of adverse governmental regulation that might arise from future legislative or administrative action. However, any such regulations which delayed implementation of the Clearant Process® in our target markets would delay our receipt of revenues, potentially increase our development costs or the costs for third parties to treat products with the Clearant Process®, and adversely affect our business, financial condition and results of operations.
We also intend to generate revenue from marketing and licensing our pathogen inactivation processes outside the United States. Distribution of products made with our processes outside the United States will be subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary by jurisdiction. In the developed markets (e.g., the European Union, Japan and Canada), the regulatory framework and requirements are similar to those in the United States. It is uncertain whether the users of our processes will obtain regulatory approvals in such countries, and they may incur significant costs in obtaining or maintaining foreign regulatory approvals. Failure of third parties to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in reduced revenue from users of the Clearant Process®.
The success of our business depends on the results of clinical trials performed by third parties incorporating the Clearant Process® into their products and no such clinical trials have been completed to date.
Most third parties incorporating our processes into their products, other than tissue, will have to provide the FDA and foreign regulatory authorities with data that demonstrate the safety and efficacy of such products before they are approved for commercial use in the case of new products, or demonstrate clinical comparability in the case of existing products. Clinical development, including preclinical testing, is a long, expensive and uncertain process. Because the Clearant Process® itself is not expected to be subject to regulatory approval on its own, most prospective customers will undertake any applicable testing required to gain approval of products incorporating the Clearant Process®. Some products may require several years to complete applicable testing, and failure can occur at any stage of testing. In addition, this testing may need to be repeated for each application of the Clearant Process® to a new third-party product. Third parties incorporating our processes cannot rely on interim results of trials to predict their final results, and acceptable results in early trials might not be repeated in later trials.
Any preclinical or clinical trial may fail to produce results satisfactory to the FDA or other regulatory authorities with jurisdiction. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a trial could cause a trial to be repeated or a program to be terminated. Third parties incorporating our processes into their products may rely on third-party clinical investigators to conduct their clinical trials and other third-party organizations to perform data collection and analysis, and as a result, certain additional factors outside our control may delay regulatory approvals needed by third parties using our processes. These factors include difficulty in enrolling qualified subjects, inadequately trained or insufficient personnel at the study site, and delays in approvals from a study site’s review board. The occurrence of any of these factors could delay the commercialization of our processes.
We cannot provide assurances that planned trials will begin on time or be completed on schedule or at all, that any trials will result in marketable products or that the Clearant Process® will be commercially successful in one or more applications even if they have been approved by the FDA for marketing. Our process development costs will increase if any third party incorporating our processes has delays in testing or approvals. Similarly, our process development costs will increase if we experience any delays in any testing or studies we undertake as part of its marketing strategy. If any of these delays is significant, our business, financial condition and results of operations will be adversely affected.
To date, we have commercialized the Clearant Process® only for the tissue market, for which neither we nor the tissue processors were required to obtain any regulatory approval. However, based upon public disclosures, we believe that a certain tissue processor has not been prohibited by the FDA from labeling certain tissues as sterile based upon a comprehensive validation of its manufacturing process including but not limited to the Clearant Process® as the terminal pathogen inactivation step. We do not have any direct or other experience to date with respect to the ability of third-party manufacturers to obtain regulatory approval for use of the Clearant Process® in their manufacturing processes.
Because our business model is partially based on the receipt of royalties or service payments from users of the Clearant Process®, our success may be dependent on the ability of our customers to successfully market their products which have been treated by the Clearant Process®, which is dependent on events and developments in their businesses which are beyond our control.
Our business model is partially based on receiving royalties or service payments from users of the Clearant Process® in our target markets. The success of that model depends on our ability to successfully optimize and commercialize the Clearant Process® for use in our target markets and to successfully license the Clearant Process® to customers in those markets and ultimately on the ability of those customers to sell sufficient dollar volumes of their products that have been treated with the Clearant Process® to provide us with a substantial revenue stream. Accordingly, any events or developments in the business of our customers which adversely affect their ability to sell their Clearant Process®-treated products, even if unrelated to the efficacy of the Clearant Process®, will adversely affect our ability to generate revenues and thus our business, financial condition and results of operations. We will not have control over any such events or developments.
Our success will depend in part on the availability of a sufficient volume of biological products, including tissues, for sale by the third party manufacturers, and thus potentially being available for treatment by the Clearant Process®. For example, allograft providers depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner would interfere with their ability to process and distribute allografts. If a provider so affected was utilizing the Clearant Process® for sterilization of its products, that would result in a reduction in our revenues.
Our success will also be subject to the widespread acceptance of the customers’ end products. Negative publicity, both in the United States and internationally, concerning improperly sterilized biological products leading to transmission of disease or death, whether or not those products were treated by the Clearant Process®, could limit widespread market acceptance of those products, and thus reduce the ability of users of the Clearant Process® to sell such products and thus generate revenue for us. For example, recent instances of bacterial transmission through traditionally-processed tissues, one of which resulted in death, resulted in the withdrawal of tissue from the market by one major processor, and may affect the willingness of patients and surgeons to use allografts. Thus, our customers in the tissue market, or any other targeted market which experiences a similar safety crises, may have to overcome a public perception that their products may be unsafe, whether or not they have been treated with the Clearant Process®. If our customers are unable to overcome such a perception, our ability to generate revenues and thus our business, financial condition and results of operations may be adversely affected.

In addition, development of alternatives to biological products which may be sterilized more easily and cost-effectively would likely result in decreased consumer demand for biological products in medical procedures. This would result in a decrease in sales by manufacturers which utilize, or could potentially utilize, the Clearant Process® and thus reduce our current and potential future revenue streams. For example, if synthetic technologies are successfully developed which stimulate the growth of tissue surrounding an implant, it could result in a decline in demand for tissue allografts, which is one of our target markets.
Potential users of the Clearant Process® may depend on third party payers for reimbursement for the use of their products by the end consumer, who may not be willing to reimburse the users at levels sufficient to permit us to generate significant payments.
Potential users of the Clearant Process® may depend on third party payers for reimbursement for the use of their products by the end consumer. To the extent that users of the Clearant Process® depend on reimbursement of patients’ medical expenses by government health care programs and private health insurers, the willingness of governments and private insurers to cover the applicable procedure and if so, the level of payment which may apply will affect the revenues they receive for their products and thus the revenues that we ultimately receive. Third-party payers may not reimburse users of the Clearant Process® at levels which will, in turn, be profitable to us.
Outside influences on healthcare regulation may negatively impact our revenues or increase our expenses.
Political, economic and regulatory influences subject the healthcare industry in the United States to fundamental change. Any new federal or state legislation could result in significant changes in the availability, delivery, pricing or payment for healthcare services and products. While we cannot predict what form any new legislation will take, it is possible that any significant healthcare legislation, if adopted, could lower the amounts paid to biologic product providers for their products, which would decrease their revenues and thus our revenue.
Because the markets for our technology are dominated by a small number of participants, if we fail to properly market, price or license the Clearant Process® to even a small number of the large potential customers in our markets, our business could be substantially harmed.
Our target markets are generally characterized by a small number of market participants. For example, the tissue market segment is controlled by a small number of entities in the United States: Musculoskeletal Tissue Foundation; AlloSource; Community Tissue Services; University of Florida Tissue Bank; Lifenet; Northwest Tissue Center; Tissue Bank International; Regeneration Technologies; and Northern California Tissue Center.
If we fail to properly market, price or license our processes to even a small number of the large customers in these markets, our business, financial condition and results of operations could be adversely affected.
Guidelines and recommendations published by various organizations could reduce the use of products made with the Clearant Process®.
Government agencies promulgate regulations and guidelines directly applicable to us and to products made with the Clearant Process®. Also, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Changes in the regulations, or recommendations or guidelines that are followed by patients and health care providers could result in decreased use of products made with the Clearant Process® which could adversely affect prevailing market prices for our common stock.
If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.
We may acquire or make investments in complementary companies, services and technologies in the future. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets or investments;

•	potential loss of key employees;

•	inability to generate sufficient revenue to offset acquisition or investment costs; and

•	delays in customer purchases due to uncertainty.
In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. Furthermore, any such acquisition may increase our expenses and therefore change our requirements and timing for additional capital. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.
Risks Related to Our Common Stock
Our audit opinion could adversely affect our stock price.
Our auditors’ opinion on our financial statements for the year ended December 31, 2006 contained an explanatory paragraph that expresses doubt about our ability to continue as a going concern due to recurring negative cash flows from operations, significant debt and limited working capital.
Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment.
Our common stock is traded on the OTC Bulletin Board (the “OTCBB”). There is a limited public float, and trading volume historically has been limited and sporadic. As a result, the current price for our common stock on the OTCBB is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole. The Company has and continues to evaluate listing on another market or exchange but there can be no assurance of our ability to move our listing. Issues such as market price, trading volume and volatility all contribute to lack of ability to move to another market or exchange.
The sale of Shares by the Investors may significantly impact the market price of our common stock.
The sale of Shares by the Investors, as contemplated in this prospectus, may significantly affect the market price of our stock. Once the Shares are registered, we have no control over which of the Investors will actually sell all or any portion of their Shares, or at what price.
In addition, future sales of substantial amounts of our common stock, including approximately 25 million shares that we issued in connection with our March 31, 2005 merger transaction, or the expectation of such sales, could adversely affect the market price of our common stock. As of April 1, 2007 the contractual lock-up period on the shares expired and all remaining shares can be freely traded.

We will need additional financing to fund our business.
We will require additional financing in order to carry out our business plan. Such financing may take the form of the issuance of common or preferred stock or debt securities, or may involve bank financing. There can be no assurance that we will obtain such additional capital on a timely basis, on favorable terms, or at all. If we are unable to generate the required amount of additional capital, our ability to meet our financial obligations and to implement our business plan may be adversely affected. Furthermore, if additional equity securities in the Company are issued, investors in this offering could experience dilution of their ownership in the Company.
We have never paid cash dividends and do not intend to do so.
We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.
We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.
Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the SEC and the NASD will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations.
Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.
The development, distribution, pricing, sales and marketing of our products, together with our general operations, is subject to extensive federal and state regulation. While we have developed and instituted a corporate compliance program based on current best practices, we cannot assure you that we or our employees are, or will be, in compliance with all potentially applicable federal and state laws and regulations. If we fail to comply with any of these laws or regulations, a range of actions could result, including, but not limited to, the termination of clinical trials, restrictions on products made with the Clearant Process®, including withdrawal of products made with the Clearant Process® from the market, significant fines, exclusion from government healthcare programs, or other sanctions or litigation.
Our common stock may be considered a “penny stock” and may be difficult to sell when desired.
The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share. This designation requires any broker or dealer selling these securities to disclose specified information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of stockholders to sell their shares. In addition, since our common stock is currently quoted on the OTCBB, stockholders may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase our shares or a lack of market makers to support the stock price.

The possible issuance of additional shares may impact the price of our stock.
Our board of directors has the power to issue additional common stock without stockholder approval. Potential investors should be aware that any stock issuances might result in a reduction of the book value or market price, if any, of the then outstanding common stock. If we were to issue additional common stock, such issuance will reduce proportionate ownership and voting power of the other stockholders. Also, any new issuance of common stock may result in a change of control.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION
This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of the Company and other matters. Statements in this prospectus that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of the Company, wherever they occur, are necessarily estimates reflecting the best judgment of the senior management of the Company on the date on which they were made, or if no date is stated, as of the date of this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the “Risk Factors” described above, that may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
You should understand that the following important factors, in addition to those discussed in the “Risk Factors” section could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:
•	general economic conditions;

•	the effectiveness of our planned advertising, marketing and promotional campaigns;

•	physician and patient acceptance of our products and services, including newly introduced products;

•	anticipated trends and conditions in the industry in which we operate, including regulatory changes;

•	our future capital needs and our ability to obtain financing; and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.
Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected or intended.
Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.
USE OF PROCEEDS
All of the Shares being offered under this prospectus are being sold by or for the account of the selling stockholders. The Company will not receive any proceeds from the sale of the Shares by or for the account of the selling stockholders.
DETERMINATION OF OFFERING PRICE
The offering price of the Shares will be determined at the time of sale by the selling stockholders and is not within our control.

SELLING SECURITY HOLDERS
The Shares being offered by the selling stockholders were sold to them in private placements on April 3 and August 3, 2007. The selling stockholders were also granted customary demand registration rights, obligating us to use our best efforts to file this registration statement covering the Shares. We are registering the Shares in order to permit the selling stockholders to offer the Shares for resale from time to time. Except as noted below, the selling stockholders have not had any position, office, or material relationship with us or any of our affiliates within the past three years.
The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus, and the fifth column lists the percentage of common stock owned by the selling stockholders after completion of the offering. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Number of	Maximum
	Company	Number of Shares		Percentage of
	Securities	to be sold	Number of	Shares owned
Name and address of	owned prior to	pursuant to this	Shares owned	after the
selling stockholder[1]	offering	prospectus	after offering[2]	offering[2]
Planet Capital Group, Ltd.	1,428,572	1,428,572	0	0%
10th Floor, New Zealand House 80 Haymarket, London SW1Y 4TQ Attention: Roderick Thompson

Loninton Enterprises, Ltd.[3]	1,428,572	1,428,572	0	0%
c/o Figepla Chemin du Beau Rivage Lausanne, Switzerland Attention: Gaddo Cardini

Advanced Technology Holdings, LLC	4,285,715	4,285,715	0	0%
11150 Santa Monica Blvd., Suite 1500 Los Angeles, CA 90025 Attention: Terren S. Peizer

Derinton Financial Ltd.	2,157,356	2,142,858	14,498	0%*
Via Melograni 31 Lotto C Apartment 123 57020 Bibbona Livorno Italy Attention: Ursula Azzurrini

Granada Enterprises, Inc.	2,142,858	2,142,858	0	0%
Via Boffito 48 50127 Florence, Italy Attention: Barbara Azzurrini

Summerlight Trading Corp.	1,428,572	1,428,572	0	0%
Via della Motagnola 167B 50027 Strada Chianti, Florence, Italy Attention: Piero Azzurrini

Ardee Trading Corp.	2,142,858	2,142,858	0	0%
Joszef Nador Ter, 9 1051 Budapest, Hungary Attention: Etienne F. Elek

Zenica Properties, Inc.	2,142,858	2,142,858	0	0%
Via Pantain 11 Castrocucco-Maratea, Italy Attention: Domenico Bardelli

Acuarius Associates Corp.	2,142,858	2,142,858	0	0%
Szaisz K.u.1, 1051 Budapest, Hungary Attention: Istvan Fodros

	Number of	Maximum
	Company	Number of Shares		Percentage of
	Securities	to be sold	Number of	Shares owned
Name and address of	owned prior to	pursuant to this	Shares owned	after the
selling stockholder[1]	offering	prospectus	after offering[2]	offering[2]
Miraflores Corp.	1,428,572	1,428,572	0	0%
Csengery u. 62/B, 1067 Budapest, Hungary Attention: Edit Kocsis

Norpot Corp.	1,428,572	1,428,572	0	0%
Gyor, Munkacsz 1-5 Hungary Attention: Kocsis Jozsefne

Snowball Overseas SA	1,428,572	1,428,572	0	0%
50012 Bagno a Ripoli Florence, Via Roma 40 Italy Attention: Stefano Bianchini

Bayonne Group Corp.	1,428,572	1,428,572	0	0%
Via della Scrofa 117 00186 Rome, Italy Attention: Flavia Mancini

Cherwell Assets Corp.	1,428,572	1,428,572	0	0%
Branyiszko u. 24, 1026 Budapest, Hungary Attention: Erzsebet Hollo

Rachel Glicksman	1,079,865	1,071,429	8,436	0%*
369 Lexington Ave., 4th Floor New York, NY 10017

Robert A. Shaheen	714,286	714,286	0	0%
17040 Grand Bay Drive Boca Raton, FL 33496

Scott A. King	714,286	714,286	0	0%
7780 Royal Coast Drive Jacksonville, FL 32256

Ronald Nash	714,286	714,286	0	0%
350 Madison Avenue, 11th Floor New York, NY 10017

	Number of	Maximum
	Company	Number of Shares		Percentage of
	Securities	to be sold	Number of	Shares owned
Name and address of	owned prior to	pursuant to this	Shares owned	after the
selling stockholder[1]	offering	prospectus	after offering[2]	offering[2]
Alexander Sapega	571,429	571,429	0	0%
123 N. Providence Road Wallingford, PA 19086

Richard Harris Sacks, Trustee of the	357,143	357,143	0	0%
Richard Harris Sacks Revocable Self Declaration of Trust Dated 5/28/04 510 Brierhill Road Deerfield, IL 60015 Attention: Richard Harris Sacks

Jay and Mel Seid, JTWROS	2,857,143	2,857,143	0	0%
1150 First Avenue, Suite 600 King of Prussia, PA 19406 Attention: Jay Seid

Thomas O. Layman	72,547	71,429	1,118	0%*
9404 Arrowdell Road Richmond, VA 23229

Catalytix LDC Life Science Hedge AC	1,428,572	1,428,572	0	0%
425 Fifth Avenue, Suite 28D New York, NY 10016 Attention: Theodore E. Kalem[4]

Catalytix, LDC	714,286	714,286	0	0%
425 Fifth Avenue, Suite 28D New York, NY 10016 Attention: Theodore E. Kalem[5]

	Number of	Maximum
	Company	Number of Shares		Percentage of
	Securities	to be sold	Number of	Shares owned
Name and address of	owned prior to	pursuant to this	Shares owned	after the
selling stockholder[1]	offering	prospectus	after offering[2]	offering[2]
Michael Buehler	357,143	357,143	0	0
303 Viewmont Drive Yakima, WA 98908

Jerry Pogue	215,141	214,286	855	0%*
2375 E. Tropicana Avenue, #101 Las Vegas, NV 89119

Arthur H. Boelter, Administrator of	215,814	214,286	1,528	0%*
the Arthur H. Boelter PS, Inc. Retirement Plan c/o Merrill Lynch 1215 4th Avenue, 26th Floor Seattle, WA 98161 Attention: Arthur Boelter

John S. Edison	714,286	714,286	0	0%
161 Ottawa Avenue, N.W., Suite 511 Grand Rapids, MI 49503

John McGinnis	1,836,736	1,836,736	0	0%
991 C Lomas Santa Fe #249 Solana Beach, CA 92075

West Valley Financial Management	1,785,715	1,785,715	0	0%
445 Marine View Ave #390 Del Mar, CA 92014 Attention: John McGinnis

RMR Asset Management Co.	1,428,572	1,428,572	0	0%
961 Cordova Drive Chula Vista, CA 91910 Attention: Ralph Riccardi

Total:		42,193,894

*	Less than one percent.

[1]	This table is based upon information supplied to us by the selling stockholders. With respect to selling stockholders which are entities, the natural persons listed have been identified as having the power to vote and dispose of the shares owned.

[2]	Assumes the sale of all shares of common stock listed in this prospectus.

[3]	Mr. Cardini is a former director of the Company and was in office from April 5, 2007 — May 21, 2007.

PLAN OF DISTRIBUTION
We are registering these Shares to permit the resale of these Shares by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares.
The selling stockholders may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	via an exchange distribution in accordance with the rules of the applicable exchange;

•	through privately negotiated transactions;

•	through short sales;

•	in sales pursuant to Rule 144;

•	through broker-dealers who may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	via a combination of any such methods of sale; or

•	in any other method permitted pursuant to applicable law.
If the selling stockholders effect such transactions by selling Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The selling stockholders may also sell Shares short and deliver Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge Shares to broker-dealers that in turn may sell such shares.
The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders and any broker-dealer participating in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any selling stockholder will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.
We will pay all expenses of the registration of the Shares pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
Once sold under the registration statement, of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.
LEGAL PROCEEDINGS
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are currently involved in the following material legal proceedings:
On September 27, 2006, Clearant entered into a renewable two-year supply and distribution agreement (the “Osprey Agreement”) with Osprey Biomedical Corp. (“Osprey”). Under the Osprey Agreement, Osprey granted Clearant exclusive rights to place current and future Osprey cervical and lumbar allografts treated with the Clearant Process® in a number of geographic territories and an option for additional geographic territories. In exchange for the exclusive rights under the Osprey Agreement, Clearant is obligated to pay Osprey $500,000 as a prepayment for certain ordered products to be delivered after October 1, 2006. This prepayment was due upon the earlier of the following: (i) within three business days after Clearant receives debt or equity financing of at least $1 million, or (ii) October 31, 2006. In addition, Clearant was required to make the following quarterly payments to be applied to payments for ordered products: $650,000 by October 31, 2006; $750,000 by January 1, 2007; $850,000 by April 1, 2007; $1 million by July 1, 2007; $1.2 million by October 1, 2007; $1.3 million by January 1, 2008; $1.5 million by April 1, 2008; and $1.75 million by July 1, 2008. As of the end of the third quarter 2007, all tissue orders had not been delivered by Osprey and the prepayments had not been made by the Company. In February 2007, Clearant received notice from Osprey of its termination of the Osprey Agreement, effective within thirty (30) days from receipt of this notification if certain alleged payment defaults were not timely cured by Clearant. Clearant is in ongoing discussions with Osprey to resolve these issues, which could include but is not limited to, reduction in exclusive territories or termination of the Osprey Agreement. The termination of the Osprey Agreement may result in the disruption of the spinal bone implant supply from Osprey, which may have a material adverse impact on Clearant’s ability to distribute spinal bone implants treated with the Clearant Process®.
On July 27, 2007, Irell & Manella, LLP sent the Company a notice of the Company’s right to arbitrate. Irell alleges that the Company failed to pay its fees and/or costs for professional services in the amount of $353,361 plus interest pursuant to the terms of an engagement agreement between Irell and the Company. On August 21, 2007, the Company entered into a settlement agreement with Irell & Manella, LLP, pursuant to which we paid $92,000 to Irell & Manella, LLP in return for a release of all claims.
The Company received written notice from Rowland W. Day, on behalf of the following Investors: (i) the Day Family Trust; (ii) Rowland W. Day II IRA; and (iii) Ron Nash, alleging that certain misrepresentations were made in connection with the Stock Purchase Agreements entered into on April 3, 2007 where the Company agreed to issue approximately 93,720,000 shares of common stock at a price of $0.025 per share. On June 1, 2007, the Company’s board of directors approved an Amendment to Stock Purchase Agreement negotiated by the board’s special committee with the investors in the April 3rd private placement. The Amendment releases the Company from liability to the Investors for the Company’s failure to timely file periodic reports or a registration statement, and from any alleged misrepresentations in connection with the private placement. It also provided the Investors with full ratchet antidilution protection for subsequent sales of common stock at a price lower than paid by the Investors. The antidilution provision was triggered by a subsequent sale of common stock on August 3, 2007 at a price of $0.005. As a result, the Investors’ investments were re-valued and each Investor was issued that number of additional Shares, which when added to the originally purchased Shares reflect a purchase price of $0.005 per share.
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Our current officers, directors and significant employees are listed below. Each of our directors will serve for one year or until their respective successors are elected and qualified. Our officers serve at the pleasure of the board of directors.

Name	Age	Position	Since

Jon M. Garfield	44	Chief Executive Officer	January 25, 2007
		Chief Financial Officer	August 2, 2005
		Director	August 3, 2007
		Secretary	August 2, 2005
Rowland W. Day II	51	Chairman of the Board	April 5, 2007
Michael Elek	45	Director	April 5, 2007
Maurice J. DeWald	67	Director	September 13, 2007
Jon M. Garfield, age 44, was appointed as the Company’s Chief Executive Officer, effective January 25, 2007. Mr. Garfield is also the Chief Financial Officer and Secretary of the Company. Mr. Garfield was re-elected to the Company’s board of directors on August 3, 2007. From 2001 until August 2005, Mr. Garfield served as an independent financial consultant, including SEC reporting obligations and Sarbanes-Oxley compliance. From 1998 until January 2001, he served as Chief Financial Officer of a telecom service provider and a software developer. From 1996 to 1998, he served as Vice President of Acquisitions for formally New York Stock Exchange listed ground transportation consolidator Coach USA, Inc. From 1991 to 1996, Mr. Garfield served as Corporate Assistant Controller of Maxxim Medical, Inc. Maxxim was a formally New York Stock Exchange listed manufacturer and distributor of medical products. From 1986 to 1991 Mr. Garfield practiced public accounting with Arthur Andersen and PricewaterhouseCoopers. Mr. Garfield received a Bachelor of Business Administration in Accounting from the University of Texas, Austin.
Rowland W. Day II, age 51, was re-elected to the Company’s board of directors on August 3, 2007. Mr. Day has been a corporate lawyer, representing public and private companies for over twenty years. From 2006 to present, Mr. Day has been a sole practitioner. From 2003 to 2006, Mr. Day was a partner of Day and Campbell, LLP. Prior to that time, he was of counsel to Tressler, Soderstrom, Maloney and Priess. Mr. Day serves as a member of the boards of directors of Restaurants on the Run and RE3W Worldwide. He is a member of the State Bar of California. He received a bachelor’s degree from California State University, Fullerton, and a J.D. from Whittier Law School.
Michael Elek, age 45, was re-elected to the Company’s board of directors on August 3, 2007. Mr. Elek is a private investor in varied interests such as European real estate and private equity. Mr. Elek received an undergraduate degree from McGill University of Montreal, and an MBA with honors from St. John’s University.
Maurice J. DeWald, age 67, was appointed to the Company’s board of directors on September 13, 2007. Mr. DeWald is Chairman and Chief Executive Officer of Verity Financial Group, Inc., a private financial advisory firm that he founded in 1992. From 1962-1991, Mr. DeWald was employed by KPMG LLC, a Big Four accounting and tax consulting firm, where he served at various times as director, and as the Managing Partner of the Orange County, Chicago and Los Angeles offices. Mr. DeWald is a director of Integrated Healthcare Holdings, Inc., Advanced Materials Group, Inc., NNN Healthcare/Office REIT, Inc. and fileSCAN, Inc. He also sits on the Advisory Council of the University of Notre Dame Mendoza School of Business. Mr. DeWald is a past Chairman and director of United Way of Greater Los Angeles. Mr. DeWald received a B.B.A. degree from the University of Notre Dame. He is also a Certified Public Accountant.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Legal Proceedings
There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer or significant employee of our Company during the past five years.
Committees
We do not currently have an operating Corporate Governance and Nominating Committee or Compensation Committee. We are in the process of identifying and recruiting additional board and committee members. On November 1, 2007, we formed an Audit Committee comprised of Mr. DeWald (Chairman) and Mr. Elek. Prior to this time, the board of directors was operating as the Audit Committee.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the securities ownership of our directors, named executive officers, and any person or group who is known to us to be the beneficial owner of more than five percent (5%) of our common stock as of November 19, 2007

	Amount and nature
	of beneficial
Name and address of beneficial owner[1]	ownership[1]	Percent of class
Terren S. Peizer [2]	4,695,391	9.6%
John McGinnis [3]	3,622,451	7.4%
Rowland W. Day II [4]	3,137,003	6.4%
Jay and Mel Seid, JTWROS	2,857,143	5.8%
Ursula Azzurrini [5]	2,157,356	4.4%
Jon M. Garfield [6]	760,119	1.6%
Michael Elek [7]	0	0%
Maurice J. DeWald	0	0%
All directors and officers as a group (4 persons)	3,897,122	8.0%

[1]	Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007. The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the SEC, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right. All addresses are c/o 1801 Avenue of the Stars, Suite 435, Los Angeles, California 90067, unless otherwise noted.

[2]	Includes 37,429 options, 277,634 shares by Bowmore, LLC, 14,613 shares by Porfidio, LLC, and 4,285,715 shares by Advanced Technology Holdings, LLC. Excludes 17,858 shares by Reserva Capital, LLC previously pledged as security for a loan as to which interest payments have not been made. Mr. Peizer’s business address is 11150 Santa Monica Blvd., Suite 1500, Los Angeles, California 90025.

[3]	Includes 1,785,715 shares issued to West Valley Financial Management. Excludes 1,428,572 shares beneficially owned by RMR Assets Management Co. Mr. McGinnis disclaims any controlling or beneficial interest in such shares.

[4]	Includes 3,137,003 shares of common stock issued to Rowland W. Day II, as trustee of the Day Family Trust (2,865,458 shares) and the Rowland W. Day II Rollover IRA (271,545 shares), with Rowland W. Day in his individual capacity as the beneficial owner of all 3,137,003 shares, 3 Imperial Promenade, Suite 960, Santa Ana, CA 92707.

[5]	Excludes 3,571,430 shares that are beneficially owned by her adult children, Barbara Azzurrini (2,142,858) and Piero Azzurrini (1,428,572).

[6]	Includes 714,286 shares of common stock, and outstanding options issued, vested and exercisable within sixty (60) days of November 19, 2007 to purchase an aggregate 45,833 shares of common stock.

[7]	Excludes 2,571,430 shares beneficially owned by family members of Mr. Elek. Mr. Elek disclaims any controlling or beneficial interest in such shares.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Shares beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within sixty (60) days from the date on which beneficial ownership is to be determined, upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and which are exercisable, convertible or exchangeable within such 60 day period, have been so exercised, converted or exchanged.
DESCRIPTION OF SECURITIES
Common Stock
The Company is authorized to issue 200,000,000 shares of common stock, $0.0001 par value. As of November 19, 2007, there were 48,957,445 shares of our common stock issued and outstanding. There are 156,780 shares of our common stock reserved for issuance upon the exercise of warrants and 3,286,842 shares of common stock reserved for issuance upon the exercise of options. On August 3, 2007, after recommendation by the Company’s board of directors, the holders of a majority of the Company’s common stock approved an amendment to the Company’s Certificate of Incorporation to permit the Company to effect a 1:14 reverse stock split of its common stock. The reverse stock split is effective as of August 23, 2007.
Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All issued and outstanding shares of common stock are fully paid and non-assessable.
We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, in the future will be at the discretion of our board of directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the board of directors.
INTERESTS OF NAMED EXPERTS AND COUNSEL
The validity of the securities offered in this prospectus are being passed upon for us by Dreier Stein & Kahan, LLP, Santa Monica, California. The firm and its attorneys hold no shares of our common stock, but a partner with the firm is in current discussions to receive a warrant to purchase shares of our common stock.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Our certificate of incorporation and bylaws limit the liability of directors and executive officers to the maximum extent permitted by Delaware law. The limitation on our directors’ and executive officers’ liability may not apply to liabilities arising under the federal securities laws. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors and executive officers pursuant to our certificate of incorporation and bylaws, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable — only if the Company is requesting acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, include the previous sentence.
At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.
ORGANIZATION WITHIN LAST FIVE YEARS
Directors and Director Independence

Name	Age	Position	Since

Jon M. Garfield	44	Director	August 3, 2007
Rowland W. Day II	51	Chairman of the Board	April 5, 2007
Michael Elek	45	Director	April 5, 2007
Maurice J. DeWald	67	Director	September 13, 2007
After review of all of the relevant transactions or relationships between each director (and his family members) and us, our senior management and our independent registered public accountants, our board of directors has determined that Mr. Elek and Mr. DeWald are independent as defined by applicable rules and listing standards. There are no family relationships among any of our directors, executive officers or key employees.
DESCRIPTION OF BUSINESS
Business Development
The Company was incorporated as a corporation in the state of Nevada on March 31, 2003. On March 31, 2005, we sold substantially all of our operating assets and liabilities to three majority stockholders, and changed our name from Bliss Essentials Corp. to Clearant, Inc., and entered into a reverse triangular merger with Clearant, Inc., which was incorporated in the state of California on April 30, 1999. Because Clearant, Inc. was the sole operating company at the time of the merger, the transaction was accounted for as a reverse acquisition, with Clearant, Inc. deemed the acquirer for accounting purposes. On June 30, 2005, we reincorporated from Nevada to Delaware. On December 31, 2005, we merged the subsidiary created by the earlier merger into Clearant, Inc., a Delaware corporation.
Business of Issuer
We acquire and develop our pathogen inactivation technology, the Clearant Process®, and market it to producers of biological products, most notably devitalized musculoskeletal tissue allograft implants (tissue).
The Clearant Process®
The Clearant Process® is designed to:
•	Inactivate a broad range of known pathogens irrespective of size, origin or structure;

•	Achieve sterility, in some cases with margins of safety greater than that of a medical device;

•	Be used in both intermediate and final stages of production;

•	Protect the mechanical and biological properties of the biological product being treated; and

•	Be applied to a product after it has been sealed into its final package.
The Clearant Process® uses a combination of patented and trade secret technology, based on a proprietary application of gamma irradiation. The process does not require the use of toxic chemicals and is designed to maintain the integrity and functionality of the biologic product. By reducing the impact of free radicals on proteins, the destructive effects of gamma radiation on proteins can be controlled by the Clearant Process®, allowing sufficiently high doses of radiation to be applied to the product to inactivate a broad range of known types of bacteria. We believe that the Clearant Process®, when properly optimized for a particular product, is capable of achieving a significant level of sterility against a broad range of known types of pathogens in a single irradiation step, and that, for tissue, the Clearant Process® is able to validate sterility claims under certain governmental regulations.
We believe the advantage of gamma irradiation, over other currently available sterilization technologies, is that it is inherently reliable, predictable, non-toxic, penetrating and scalable. Traditional uses of gamma irradiation have been proven to be among the best methods for inactivating pathogens that contaminate inanimate material medical devices. However, prior to the development of the Clearant Process®, it was not possible to apply this technology to the pathogen inactivation of biologics because the necessary high levels of gamma irradiation to achieve sterility also damaged the active proteins present in the biologics, compromising its integrity and functionality.
The Clearant Process® is designed to provide increased safety to biologic products to which it is applied by virtue of its lack of specificity (it inactivates a broad range of known types of pathogens irrespective of size, origin or structure), and in some cases by being a terminal sterilization process (capable of achieving pathogen inactivation after the product has been sealed into its final package). Our research and development expenses for the years ended December 31, 2006 and 2005 were $926,000 and $2,050,000, respectively and for the nine months ended September 30, 2007 and 2006 were $65,000 and $737,000, respectively. During the fourth quarter of 2005 and first quarter of 2006, we reduced our research and development personnel and related expenses due to the limitations in our cash position and our shift in focus from research and development to the commercialization of the Clearant Process®. From December 31, 2005 to December 31, 2006, we reduced our research and development staff from six employees to one. We anticipate that we will continue to reduce research and development costs. In addition, we are exploring opportunities to complement in-house research and development with a third party research and development consulting firm, which we believe will provide a broader expertise in research and development and allow us to maintain a low research and development headcount.
The Clearant Process® is designed to be effective against a wider spectrum of pathogens than many competing sterilization technologies, including the inactivation of bacteria, fungi, spores and lipid enveloped and non-enveloped viruses. The Clearant Process® enables our customers to meet the medical need for safer biological products and to satisfy current and future product regulatory safety guidelines. We believe the Clearant Process® can be a cost-effective technology applicable across multiple market segments, with minimal capital requirements to implement.
Our initial area of focus is the application of the Clearant Process® on tissue used in surgical procedures such as anterior cruciate ligament (“ACL”) reconstruction, spinal fusion and general orthopedic repair procedures. Additionally, we will continue to evaluate the opportunity to utilize the Clearant Process® in the following areas as capital resources and customer demand warrant:
•	Plasma protein therapeutics;

•	Recombinant protein therapeutics;

•	Medical devices; and

•	Blood and blood-related products.
We believe that the tissue market represents a continuing source of near-term revenue and that the medical devices market, the plasma protein therapeutic market and the recombinant protein market present the possibility of an intermediate to longer-term opportunity.
Area of Focus: The Tissue Market
We believe the Clearant Process® will address a long-standing problem for patients, surgeons and tissue banks without significantly impacting the current tissue processing cycle. Using the Clearant Process®, the tissue bank prepares and packages its tissues and ships the containers to one of the FDA-licensed gamma irradiation facilities in the United States, where the containers are irradiated using the Clearant Process® without being opened. Turnaround time in the irradiation facility is generally a few days.
Alternatively, using the Clearant sterilization service, the devitalized human tissue bank prepares and packages its tissues and ships the tissue to the Company and then the Company coordinates the irradiation of the tissue at an FDA-licensed gamma irradiation facility in the United States. The sterilization service allows devitalized human tissue banks to outsource the irradiation thereby allowing the customer to better utilize internal resources, as well as benefit from economies of scale that the Company can achieve. In both cases, the tissue never leaves the original packaging and arrives in the operating room for implantation in sterile condition.
Currently, tissues used in surgical allograft procedures that are not treated with the Clearant Process® are not sterilized in the final package, and are processed aseptically often incorporating additional steps to reduce bioburden. Our preliminary research indicates that when applied to tissue, the Clearant Process® sterilizes tissue to a standard consistent with, or exceeding, the FDA definition of bacterial sterility for medical devices. The validation protocols, methodologies and the resulting database generated by the Company to establish the sterility of these products signify advancement of the standards of product safety in the tissue industry. We believe that the additional level of safety possible through the use of the Clearant Process® has the potential to shift surgical preference towards the use of allografts and away from autografts, which require more complicated surgical procedures due to the need for two surgical sites (the harvest site and the implant site) and are more painful for patients, but are used today in part due to the safety risks associated with allografts harvested from cadavers.
In order to maximize recognition of the increased value of the safety improvements provided by the Clearant Process®, the Company supports its customers’ efforts by marketing directly to surgeons, scientists and medical professionals, or through leaders in the industry, and supporting customer sales representatives with data and other marketing support materials. We believe that educating surgeons and patients about the availability of safer tissue will ultimately increase demand for use of products treated with the Clearant Process®.
We believe that the Clearant Process® provides tissue processors with sterilization (bacterial) steps and related support that can be validated, which will become increasingly important as the FDA increases regulation in the industry, including through the GTP regulations.
Commercialization Strategy
The Company is currently focusing its development and commercialization efforts relating to the Clearant Process® on products involving tissue, with a longer-term focus on plasma proteins, recombinant proteins and medical devices. We believe the application of the Clearant Process® in these markets will generate a two-fold benefit for the Company: (1) an opportunity to generate near-term cash flow from direct distribution of Clearant Process®-treated tissue, royalties from Clearant Process®-treated tissue product sales and service fees from the Clearant sterilization service agreements, (2) while simultaneously allowing the Company to validate the Clearant Process® more broadly and build an extensive intellectual property portfolio.

The Company has achieved the following milestones in the devitalized human tissue industry:

•	Two direct sales representatives and ten indirect sales groups, for a total of approximately 81 sales representatives;

•	Ten signed agreements with tissue banks, five of which are active; and

•	The twelve-month initial results of our clinical study are favorable, and the occurrence of complications, stability and strength in the anterior cruciate ligament reconstructions using tissue treated with the Clearant Process® are comparable to the patient’s non-operated contralateral knees.
Customer Agreements
To date, we have entered into a total of ten agreements with customers to utilize the Clearant Process® with their products. Of these agreements, six are licensing agreements with tissue banks and one is an agreement with a manufacturer of recombinant protein products, in return for milestone payments and royalties on end-product sales. Through September 2007, three of these licensees have launched tissue products that were treated using the Clearant Process®, but are not treating all of their tissue with the Clearant Process®. Additionally, in September 2005, we launched a new sterilization service (the “Clearant Sterilization Service” or “Sterilization Service”) which allows customers to send ready for sterilization tissue to our facility near Chicago, Illinois to be irradiated under Clearant Process® conditions by us. Through 2007, we have signed four such Sterilization Service agreements with tissue banks. Most of the companies have not yet implemented the Clearant Process®, and we cannot estimate when or if they will do so.
Based on these license and Sterilization Service results we implemented a plan to better market and promote adoption of the Clearant Process®, which is to directly distribute Clearant Process® sterile implants of our customers in order to facilitate market penetration. We intend to continue to pursue the license and sterilization agreements, although the direct distribution revenue model may have an adverse impact on the pursuit of such agreements.
Market Opportunity
We hope to take advantage of the changes facing the devitalized musculoskeletal human tissue allograft implant (tissue) market. A number of serious and even deadly infections have been shown to be transmitted through tissues. Based on an investigation precipitated by the November 2001 death of a 23-year-old Minnesota man three days after receiving a tissue implant during reconstructive knee surgery, the Centers for Disease Control (“CDC”) reported to the FDA in July 2002 that it had received 54 reports of tissue-associated infections. All of these involved traditionally-processed tissue. Additionally in October 2005, due to illegal harvesting of cadavers provided to tissue banks for processing and the falsification of donor medical records, the FDA ordered a recall of certain tissue. Prior to such recall, many of the tissues had been implanted by unsuspecting surgeons raising concerns of bacterial and viral transmissions. Affected tissue had been distributed to organizations in New York, Tennessee, Illinois, Iowa and Texas, among other states. As of February 2006, the FDA has determined that at least 761 donors were illegally accessed for tissue. Due to the adverse patient consequences that can result from communicable disease transmission through the use of tissue, U.S. regulatory authorities have called for the development of validated methods for claims of sterilizing tissue.
While bacterial contamination of tissue is more prevalent, viral transmission remains a concern as demonstrated by the transmission of Hepatitis C to at least six patients (including one resulting in death) by contaminated tissues from a single cadaver tissue donor. The CDC determined that the donor was in the “window period” (a period shortly after infection during which the virus or antibody is not detectible by standard tests), which resulted in the Hepatitis C not being detected during standard donor screening. There have only been two cases of HIV infection through allograft tissue, and both incidents occurred in the 1980s. These reported infections occurred with frozen bone as the vector, but none of the freeze dried grafts from the same donor transmitted the disease (Source: AAOS 2004: All About Allografts — Select Highlights of the 71st Annual Meeting of the American Academy of Orthopedic Surgeons, 2004). Tissue processors today generally do not utilize any clinically meaningful viral inactivation technologies. Thus, the demand for new pathogen inactivation technologies applicable to biological products is fueled by the fact that historically there have been no effective methods capable of completely removing or inactivating a broad range of known types of pathogens, including non-enveloped viruses, while maintaining the integrity and functionality of the underlying biologic product.
The FDA is engaged in an ongoing effort to regulate tissue banks, which resulted in the publication and implementation of its current good tissue practices regulations (“GTP regulations”) on May 25, 2005 (21 CFR 1271.145 through 320). The GTP regulations require, among other things:
•	Manufacturers to recover, process, store, label, package and distribute human cells, tissues and cellular and tissue-based products in such a way that prevents the introduction, transmission or spread of communicable diseases (including bacteria and viruses), and

•	Tissue banks that wish to label their products “sterile” will need to have a validated process to demonstrate sterility.
We believe the Clearant Process® can support a validated sterility claim by tissue processors under the GTP regulations. As validated “sterile” tissues become widely available, we believe that there will be increasing demand by doctors, buying groups, insurance providers and risk managers for the use of only sterile tissue. In addition we believe there may be a shift from the use of autografts (a patient’s own tissue) to the use of allografts (donor tissue). Allografts require only one surgical site (the implant site), reduce recovery time and decrease post-operative problems as compared to autografts, which require two surgical sites. To date doctors have reported to the company no significant difference between patients receiving Clearant Process®-treated tissues as compared to those receiving traditional tissues. Furthermore, the Company conducted a multi-center clinical study at eight separate facilities across the U.S. The clinical study tracked the post-operative results of patients who received human soft allograft tissue that had been treated with the Clearant Process®. Study evaluations include failure rate, range of motion, and joint effusion (swelling) among other metrics which had been previously established by the clinical study committee prior to the start of the study. The twelve-month outcome results of this study are favorable. The occurrence of complications, stability and strength in the anterior cruciate ligament reconstructions using tissue treated with the Clearant Process® are comparable to the patient’s non-operated contralateral knee. Notwithstanding such current clinical results, the Company has received an indication from one participating site that has prior clinical data in addition to that collected in connection with our study that the clinical outcomes are significantly more unfavorable than the current data collected from the other multi-center sites. We investigated the unfavorable data to understand this discrepancy and the result was favorable to us.
The Company currently distributes Clearant Process® tissue to surgeons, hospitals and surgery centers through a direct and indirect sales force. In addition, the Company provides sterilization service to tissue processors as an alternative to complete implementation of the Clearant Process®. The Company also licenses the Clearant Process® on a non-exclusive basis to tissue processors and biopharmaceutical companies in return for milestone payments and royalties on end-product sales. These sales make up a portion of the U.S. tissue market comprised of ligament, tendon and bone allografts, estimated to grow to over $1.26 billion by 2008 (Source: MedMarket Diligence LLC, “Emerging Trends, Technologies and Opportunities in the Markets for Orthopedic Biomaterials, Worldwide” Report #M625, Pg. 2-5, December 2006). We will continue to maintain and service the existing royalty and sterilization service contracts; however, we are not actively pursuing additional royalty and sterilization service agreements and do not expect this to be the primary source of revenue growth for the Company.
Competition: Existing Methods
There are a number of existing methods used to attempt to decrease the risk of pathogen transmission in the processing of tissue. These other methods fall into two categories; methods that can achieve sterility and methods that reduce pathogen transmission but do not achieve medical device sterility levels.
Non-Sterile Methods. The majority of tissue processors today utilize chemical rinse steps for cleaning bone and soft tissue of lipids, fats and bone marrow. While these chemical rinse techniques reduce the level of surface contaminants on the tissue, they have traditionally been limited in their ability to penetrate the tissue effectively to destroy pathogens potentially residing in the interior of tissue. Because of this inability to penetrate the tissue effectively, sterility cannot be assured. Another widely used technique utilizes gamma radiation at significantly lower doses (historical average dose of 18kGy) than those used under the Clearant Process® on tissue products.

Results of studies conducted by the Company indicate that, doses of 18kGy of radiation to tissues are inadequate to sufficiently inactivate resistant bacteria such as Clostridium spores, and do not significantly inactivate viruses, and thus sterility can not be assured. The CDC determined that a Clostridium-infected tissue was the source of the infection that resulted in the death of a 23-year old man after an otherwise ordinary knee tissue transplant surgical procedure in 2001.
Sterile Methods. The BioCleanse™ process marketed by Regeneration Technologies, Inc. (“RTI”) is a specific chemical method of pathogen inactivation that claims sterility. While RTI claims that the BioCleanse™ process has been validated to eliminate bacteria, fungi, spores and viruses from tissue, BioCleanse™ uses additives that must be removed from the final container prior to final packaging, requires a substantial capital investment to build the equipment required and is not commonly licensed commercially to other tissue processors. Unlike the Clearant Process®, the BioCleanse™ procedure is not reported to be a terminal pathogen inactivation process. Finally, traditionally higher doses of radiation without the Clearant Process® could achieve higher levels of sterility but destroy the integrity and functionality of the tissue and therefore have not been commercially used. There may be other entrants into the market that make claims of sterility which could adversely impact our ability to gain market acceptance.
Other Potential Commercialization Markets: The Plasma Protein Therapeutics Market
The plasma industry develops and manufactures plasma protein therapeutic products which are mainly derived by fractioning human plasma. Plasma protein therapeutic products include intravenous immunoglobulin (“IGIV”), Factor VIII, albumin and alpha-one proteinase inhibitor and are produced by companies such as Baxter, Bayer, Octapharma and CSL. Because these products are derived from human plasma, the sterility of these products for therapeutic applications is crucial to their safety and efficacy when used in patients. Today, the manufacturing and processing of these plasma protein therapeutic products involves extensive in-process steps that attempt to ensure the sterility of the final product. However, we believe there is currently no commercially available technology to sterilize plasma protein therapeutic products in their final packaging (i.e. terminal sterilization).
We believe that there is a desire in the marketplace to increase the safety of the plasma protein therapeutics by adopting a manufacturing process that incorporates a terminal sterilization step or an intermediate robust sterilization step that can provide a greater margin of safety with respect to sterility. Terminal sterilization may also better enable new packaging and delivery options, such as medical devices that contain plasma protein therapeutics in a final package. To date, we have been successful in applying the Clearant Process® on a laboratory scale at day zero.
Our strategy is to leverage the developed technology and the intellectual property created with these products to develop the Clearant Process® as a terminal sterilization technology for plasma protein therapeutics.
Although we are not actively pursuing this market at this time, we will continue to evaluate opportunities as capital resources and customer demands warrant.
Other Potential Commercialization Markets: The Recombinant Products Market
The biotechnology industry develops and manufactures recombinant products, the majority of which are used for therapeutic purposes. Recombinant products are genetically engineered biological products and include, among others, products such as insulin, erythropoietin, monoclonal antibodies, vaccines, interferon, cell growth factors and colony stimulating factors produced by companies such as Amgen, Genentech, Wyteh, Bayer and Baxter Healthcare. Understandably, the sterility of these products for therapeutic applications is crucial to their safety and efficacy when used in patients. Today, the manufacturing and processing of these recombinant products involves extensive in-process steps that attempt to ensure the sterility of the final product. However, we believe there is currently no commercially available technology to sterilize recombinant products in their final packaging (i.e. terminal sterilization).
We believe, based on precedents established in the drug industry that adopting a manufacturing process that incorporates a terminal sterilization step should provide a greater margin of safety at a lower cost relative to those processes that depend on in-process sterilization procedures. Such terminal sterilization may also better enable new packaging and delivery options, such as pre-filled syringes. In addition to the terminal sterilization of recombinant products, we believe that there are opportunities to utilize its technology to improve and provide solutions for problematic in-process sterilization protocols used in certain recombinant products.
Our strategy is to leverage the technology developed and the intellectual property created with these products and the visibility of working with plasma protein manufacturers to develop the Clearant Process® as a terminal sterilization technology for new recombinant protein products that can be economically scaled to accommodate this growth with minimal disruption of an existing manufacturing infrastructure.
Although we are not actively pursuing this market at this time, we will continue to evaluate opportunities as capital resources and customer demands warrant.
Other Potential Commercialization Markets: The Medical Device Market
We have generated laboratory scale data that suggests that the Clearant Process® can be used in connection with the sterilization of a medical device which incorporates a biologic into such device. We successfully processed, and subsequently performed, mechanical integrity testing of a development-stage medical device in final packaging through the Clearant sterilization service. We believe that traditional sterilization methods for medical devices will not be appropriate when such device incorporates a biologic because traditional uncontrolled irradiation for medical devices would destroy the integrity of the protein. Further, any filtrated biologic would still need to be aseptically applied to the device where contamination could occur. The application of the Clearant Process® can be a terminal sterilization step thereby sterilizing both the medical device and biologic in its final packaging. While medical devices are not areas of near term focus, we will continue to evaluate their commercial potential through sponsored research agreements or license agreements that are of economic or strategic value to us.
Competition
The majority of therapeutic proteins on the market today are manufactured under controlled conditions by fractionating human plasma or from genetically engineered cells. Products manufactured by genetically engineered cells are generally considered to present a very low risk of viral transmission; however, products manufactured by fractionating human plasma contain risks of viral and bacterial transmission from the collection of human plasma. In addition, all therapeutics have a risk of bacterial contamination during manufacturing and filling operations (i.e., the placement of the end-product in the final vial or packaging). The risk of bacterial contamination requires companies to aseptically manufacture and fill their products and perform substantial bacterial testing during the manufacturing process and at its conclusion before releasing batches of product. Maintaining and validating aseptic manufacturing conditions to the level required by the FDA for drugs and related products is extremely expensive and subject to failure. Contamination of therapeutic protein products by bacteria costs biotech companies millions of dollars per year because of the need to rework or destroy product. Such contamination could have clinical consequences and can arise from the contamination of the source cell lines themselves or from unintended introduction of viruses during production.
Plasma protein therapeutic products have always been under increasing stringent standards and despite their generally favorable safety record, biotechnology recombinant products are coming under increasingly stringent standards intended to decrease the risk of transmitting infectious agents through their use, including standards meant to address emerging pathogenic agents. Our expectation is that manufacturers will incorporate into their production processes multiple, independent viral inactivation and removal steps. This standard is described in detail in a guidance document governing biotechnology recombinant products developed through the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use and which has now been adopted by the United States, the European Union and Japan.
The most commonly used method for pathogen removal for protein therapeutic products is filtration. Filtration methods, currently being marketed by companies such as Asahi Kaisai Corporation, Millipore Corporation and Pall Corporation, can be used only with intermediate liquid materials and cannot be used for terminal sterilization in the final packaging. The efficacy of filters in removing pathogens is further limited by the size of the agent to be removed and the size of the biological product molecule. The molecular size of the active biological product dictates the pore size of the filter used in the process. Thus, any pathogen smaller than this pore size cannot be removed from the biological product using the filter. Many non-enveloped viruses are small (e.g., B19 Parvovirus and transfusion transmitted viruses) and therefore, are unlikely to be removed from the majority of biological products using these filtration methods. As a result, the filtration step may not fully meet the evolving requirements of the regulatory authorities for the safety of biological products (i.e., removal or inactivation of known and unknown lipid-enveloped and non-enveloped viruses including small size viruses). In addition, in plasma protein therapeutic products, many companies use chemicals like solvent-detergent as an additional step for pathogen inactivation. However, to date, methods such as solvent-detergent treatment have failed to significantly inactivate non-enveloped viruses and thereby are an inefficient means of obtaining inactivation of all known types of pathogens.
The Clearant Process® offers manufacturers of therapeutic protein products the ability to provide inactivation of a wide spectrum of pathogens at various stages in the manufacturing process, including treatment of source materials, growth media, in-process intermediates or terminal sterilization of the final product. We believe that once the Clearant Process® is successfully customized for a customer’s product, this level of inactivation, including inactivation of non-lipid enveloped viruses, should enable therapeutic protein products manufacturers to meet the increasingly more rigorous regulatory standards being imposed on a worldwide basis and supplement the performance of existing filtration and solvent-detergent processes.
Based on existing regulatory guidelines for small molecule drugs, which require terminal sterilization whenever possible, we believe that, once established commercially, terminal sterilization may be required by regulators for new protein medicines and new presentations of existing drugs (e.g. novel packaging in pre-filled syringes versus bulk packaging). Developers of new products may prefer terminal sterilization due to the greater assurance of product quality and safety it provides and anticipated lower costs. In addition, eventually terminal sterilization is anticipated to reduce the cost and shipping delays caused by the bacterial testing that must be done to support the processes by which these products are manufactured today. The convergence of all of these factors over several years may position our technology to become a manufacturing standard for new recombinant products, much as in-process filtration is a standard today.
Based on experience with sterile pharmaceutical products, the FDA requires sterility testing and expensive in-process testing for every batch of products that is manufactured using aseptic sterilization techniques. Sterility testing is destructive (consumes product for testing). Sterility testing and other aspects of quality control/assurance (including facilities monitoring) for aseptically processed products are also expensive to carry out. Terminally sterilized pharmaceutical products can be released for distribution to the public by parametric methods (statistical sampling of product batches) — this approach is supported by the FDA and is routine for the pharmaceutical industry. In addition, if a product is sterilized in its final packaging, the quality assurance requirements for facilities monitoring is also considerably less stringent than is the case for aseptically-processed products.
Regulatory Strategy
Commercial products manufactured incorporating the Clearant Process® will be regulated by governmental agencies, including the FDA and equivalent regulatory authorities in other countries. Although it will be the responsibility of our customers whose products incorporate the Clearant Process® to obtain any appropriate regulatory approvals for their products, these third parties may rely in part on studies and tests conducted by the Company as part of our commercialization strategy to demonstrate the efficacy of the Clearant Process®.
We do not anticipate that the Clearant Process® itself will be directly regulated, either as a drug, biologic or device, since gamma irradiation should be considered a manufacturing method for regulated products. The commercial gamma irradiation facilities in which the Clearant Process® is carried out, and the equipment therein, are regulated as manufacturing facilities (i.e., subject to registration, product listing, licensing and good manufacturing practice requirements by the FDA). There are a significant number of such facilities which are currently licensed by the FDA throughout the world which currently sterilize such products as medical devices, syringes and surgical gloves. Manufacturers of individual products may also be required to obtain approval from the applicable regulatory bodies to incorporate the Clearant Process® into their products’ manufacturing processes. Incorporation of the Clearant Process® into a manufacturing process may be accomplished as a manufacturing change for an existing product, or as part of the product development process in the case of a new product. In the case of tissue processors, the incorporation of the Clearant Process® does not require regulatory approval prior to marketing as these products are currently not subject to pre-marketing approval by regulators.

With the introduction of the Clearant sterilization service, the Clearant sterilization service facility became registered with the FDA in February 2006 as a tissue processor for the processing of the devitalized human tissue allografts, and is subject to the applicable rules and regulations of the Current Good Tissue Practice for Human, Cell, Tissue and Cellular and Tissue Based Products (HCT/P’s), 21 CFR Parts 16, 1270, and 1271.
To the extent that our customers’ products are subject to pre-market approval, manufacturers and processors of individual products that wish to incorporate the Clearant Process® into their own products are required to submit product-specific data to regulators. The Company may conduct some of the in vitro studies, including pathogen inactivation studies, to support these submissions, although some manufacturers will likely choose to conduct these studies themselves or through other contract research organizations. In some cases, clinical data may be required to establish the safety and efficacy of products sterilized by the Clearant Process®. For a new product, these studies will be incorporated into the basic clinical development plan for that product. For existing products for which the introduction of the Clearant Process® represents a manufacturing change, these studies may take the form of “comparability studies,” an abbreviated type of clinical trial. Such trials will be the responsibility of the individual manufacturers and processors. If required, an investigational device exemption for medical devices, or an investigational new drug application for drugs or biologics, may be submitted to the FDA by the manufacturer or processor. Tissue processors are not required under current regulations to perform any type of clinical trial prior to offering Clearant Process® minimally manipulated treated allografts for sale. At the successful conclusion of such studies as may be required by the FDA, the manufacturers or processors will apply for registration of their biologics incorporating the Clearant Process®. Upon approval by the FDA, the new license for the product will reside with the manufacturer or processor. In the developed markets (e.g., the European Union, Japan and Canada), the regulatory framework and requirements are similar to those in the United States.
Intellectual Property
Our success depends in part on our ability to obtain patents and protect trade secrets. We must also operate without infringing upon the proprietary rights of others, while preventing others from infringing upon our rights. We have been building, and intend to continue to build, a patent portfolio to protect our position in the market.
As of November 19, 2007, the Company has a total of 96 issued or pending patents. We currently have twelve issued U.S. patents, which will expire between 2013 and 2023, and twenty-six foreign patents protecting our technology. We intend to continue to file patent applications, detailing the optimal process conditions for the application of the Clearant Process® to particular products.
We review intellectual property held by others to determine if it may be complementary to our intellectual property portfolio or would impact our ability to operate in the market segments on which we are currently focused. To date we are not aware of any competing intellectual property that would materially limit our ability to operate as currently planned.
In 2001, we licensed, with the right to sub-license, certain patents which relate to a narrow aspect of the use of gamma irradiation on biologics to bolster our intellectual property position. In July 2001, we entered into an agreement granting us full ownership of intellectual property, trade secrets and data underlying a portion of the Clearant Process® in exchange for future payments and a royalty of 6% on revenue received from licensing the technology, subject to an annual maximum.
Financial Information about Segments
We currently have three business segments, direct distribution, fee for service and licensing of the Clearant Process®, which generated 30%, 12% and 42%, respectively of our revenues for the year ended December 31, 2006. The remaining revenue is derived from milestone payments from outstanding contracts and the finalization of our grant revenue projects.

Employees
As of November 19, 2007, we have approximately eight (8) total employees of which seven (7) are full-time employees: one (1) executive officer, one (1) research and development employee, three (3) sales and marketing employees and three (3) clerical and administrative personnel.
Reports to Security Holders
We send an annual report including audited financial statements to all of our stockholders of record. Anyone may obtain a copy of our annual report without charge by writing us at: Investor Relations, Clearant, Inc, 1801 Avenue of the Stars, Suite 435, Los Angeles, California 90067.
We file reports with the SEC in accordance with the Exchange Act, including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, proxy statements and other information.
The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Additionally, all reports filed with the SEC are available, free of charge on our corporate website as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Our corporate website is located at www.clearant.com. The information contained on our website is not part of this prospectus or incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal years ended December 31, 2006 and 2005
At December 31, 2006, we had working capital deficit of $1,074,000 which included accounts payable and accrued liabilities of $2,260,000. At December 31, 2006, our total assets were $3,021,000, which consisted primarily of intangible assets and cash from the sale of our common stock.
Revenues
Our total revenue increased by $229,000 or 42%, to $770,000 for the year ended December 31, 2006, from $541,000 for the year ended December 31, 2005. Revenues from direct distribution of Clearant Process® sterile implants were $232,000 during the year ended December 31, 2006, which was the first year of implementation. We expect revenue from direct distribution to increase as our sales force becomes fully integrated into the marketplace. This is our primary source of revenue generation and growth by the Company.
Revenues from licensing activities increased $112,000 or 52%, to $327,000 for the year ended December 31, 2006, from $215,000 for the year ended December 31, 2005, as a result of greater implementation of the Clearant Process® into our customers’ manufacturing processes and greater market acceptance of human tissue treated with the Clearant Process®. Revenues from fees for service activities were $90,000 for the year ended December 31, 2006, as we introduced an opportunity for potential customers to try the Clearant Process®. These increases were a result of greater implementation of the Clearant Process® into our customers’ manufacturing processes and greater market acceptance of human tissue treated with the Clearant Process®. While the Company is continuing to grow the existing license and fee for service agreements, it is not actively pursuing new license or fee for service agreements, and it is unlikely that there will be near-term material growth in licensing or fee for service revenue.
Revenues from contract research and milestones decreased $137,000 or 59% to $94,000 for the year ended December 31, 2006, from $231,000 for the year ended December 31, 2005. The decrease is primarily related to non-recurring contract milestone payments and contract research completed during 2005. Grant revenue decreased by $68,000 or 72%, to $27,000 for the year ended December 31, 2006 from $95,000 for the year ended December 31, 2005, as a result of the completion of a majority of our grant research projects in 2005.

During 2005 and 2006 we changed our emphasis away from one-time, generally non-recurring research and grant revenue to direct distribution of Clearant Process® sterile implants and obtaining license and sterilization service customers. We expect to continue this strategy and expect contract research and grant revenue to decrease. We expect direct distribution, license and sterilization revenue to be more characteristic of recurring revenue.
Cost of Sales
Our total cost of sales increased by $1,192,000 to $1,209,000 for the year ended December 31, 2006, from $17,000 for the year ended December 31, 2005. This increase is due to the implementation of the direct distribution and sterilization service revenue models and the write down of $811,000 in inventory and inventory related prepayments during 2006. In addition, we expect that the costs associated with the direct distribution and sterilization services to increase in conjunction with the revenue increase.
Sales, General and Administrative Expenses
Sales, general and administrative expenses decreased by $856,000 or 9%, to $8,707,000 for the year ended December 31, 2006, from $9,563,000 for the year ended December 31, 2005.
Included in the $8,707,000 for the year ended December 31, 2006, are approximately $490,000 of non-cash stock-based compensation and $278,000 of non-cash stock option grants to consultants, $280,000 of non-cash patent-related write-offs in accordance with SFAS 144, $250,000 for a one-time consulting expense for services rendered, $118,000 of sales-related expenses associated with the initial setup of the direct distribution sales force, and approximately $500,000 of legal costs associated with a civil action involving certain statements regarding a competitor’s product claim which was settled during the year, regulatory matters and due diligence efforts.
We incurred $490,000 in non-cash stock-based compensation for the year ended December 31, 2006, which is related to the implementation of SFAS 123(R) in 2006. In addition, we issued common stock and stock options to outside consultants for services rendered during the year ended December 31, 2006 and 2005, resulting in non-cash expense of $278,000 and $626,000, respectively. This decrease was due to a non-recurring grant of stock options to non-employees made during the year ended December 31, 2005. In addition, there was an increase in non-cash patent-related write-offs of $280,000 for the year ended December 31, 2006, compared to $148,000 for the same period in 2005. From time to time, we may issue common stock to consultants for services rendered and incur patent-related costs.
The $856,000 decrease for the year ended December 31, 2006, from the year ended December 31, 2005 was principally due to a concerted effort to decrease our overall expenses during the fourth quarter of 2006. Sales and marketing expense increases or decreases will be affected by the revenue, effort and timing required to provide Clearant Process® sterile implants to the marketplace.
During the first quarter of 2007, the Company reduced the number of employees from 25 to 8, eliminated several marketing, PR & IR initiatives, and prepared to move into less expensive office space, which had the result of decreasing ongoing expenses. After the reduction in these expenses, the Company’s monthly SG&A is reduced to approximately $200,000 to $400,000. The Company cannot make any assurances that operations can be maintained at this reduced expense level and may be required to increase expenses or employee count to properly continue normal operations. As of December 31, 2006, we had a working capital deficit of $1,074,000 and approximately $2,260,000 of accounts payable and accrued liabilities of which a significant amount was past due.
Research and Development Expenses
Research and development expenses decreased by $1,124,000 or 55%, to $926,000 for the year ended December 31, 2006, from $2,050,000 for the year ended December 31, 2005. This decrease was largely a result of reduced research and development costs associated with the closing of the Maryland facility during the year ended December 31, 2006, compared to the same period in 2005. Throughout the latter part of 2005 and during the first quarter of 2006, we closed our Maryland facility and reduced our R&D personnel and related expenses due to our shift in focus from research and development to the commercialization of the Clearant Process®. Further reductions in research and development costs were achieved in the 1st quarter of 2007, to approximately $30,000.
In addition to the elimination of certain costs and the completion of certain projects, we have complemented our in-house research and development with universities and third party research and development consulting firms, which we believe provides a broader expertise in research and development and allows us to maintain a low research and development headcount.
Other Income/Expense
For the year ended December 31, 2006, we recognized $192,000 in net interest income compared to $1,802,000 in net interest expense for the same year last year. The expense was primarily the result of the issuance of additional bridge loans in the beginning of 2005 and subsequent payoff of all outstanding loan interest prior to the reverse merger transaction during 2005. In addition, we have $563,000 cash on hand as of December 31, 2006, which we are currently investing in short-term conservative money market funds. We expect to earn interest income in 2007, although this amount will decrease as the cash is depleted. Additionally there was an $117,000 gain on extinguishment of debt and a $35,000 loss on disposal of fixed assets in connection with the closing of the Maryland facility for the year ended December 31, 2006. From time to time, we may participate in these infrequent events.
Preferred Stock Dividend and Financing Costs
Preferred stock dividend and financing costs decreased to $0 for the year ended December 31, 2006, from $2,161,000 for the year ended December 31, 2005. The decrease was principally due to the conversion of preferred stock in conjunction with the reverse merger transaction during 2005. As of December 31, 2006, there were no shares of preferred stock outstanding.
Liquidity and Capital Resources
Net cash used in operating activities was $9,253,000 for the year ended December 31, 2006, compared to $11,829,000 for the year ended December 31, 2005. During the year ended December 31, 2006, cash used by operations resulted in a $9,798,000 net loss along with a $422,000 decrease in accounts payable and accrued liabilities, which was related to unpaid wages as of December 31, 2005 and decreased accrued professional fees such as public relations, accounting and outside legal fees. Significant non-cash adjustments to operating activities for the year ended December 31, 2006, included depreciation and amortization expense of $532,000 and non-cash charges of $490,000 for stock-based compensation.
During 2005, cash used in operations resulted in an $11,590,000 net loss and a $1,915,000 decrease in accounts payable and accrued liabilities. The decrease in accounts payable and accrued liabilities are primarily related to wages, public relations and marketing fees that were accrued as of December 31, 2004, and paid in 2005. Significant non-cash adjustments to operating activities for 2005, included depreciation and amortization expense of $470,000, non-cash charges of $1,795,000 in interest expense, $1,173,000 in merger-related gains and $626,000 for stock-based compensation.
Our net cash used in investing activities was $337,000 for the year ended December 31, 2006 compared to net cash used in investing activities of $236,000 for the year ended December 31, 2005. During 2006 and 2005, our investing activities consisted primarily of intellectual property expenditures and capital expenditures.
We have financed our operations since inception primarily through the sale of shares of our stock and convertible notes. Our net cash provided by financing activities was $12,000 for the year ended December 31, 2006, compared to $22,042,000 for the year ended December 31, 2005. Cash provided by financing activities for the year ended December 31, 2006 consisted primarily of the exercise of stock options, leaving a balance of approximately $563,000 in cash and cash equivalents at December 31, 2006. Cash provided by financing activities in 2005 consisted primarily of $19,554,000 in net proceeds from issuance of common stock in conjunction with our reverse merger transaction completed in March 2005 and our secondary placement completed in November 2005. Additionally, cash was provided by the issuance of bridge loans for $2,811,000 in January 2005, leaving a balance of approximately $10,141,000 in cash and cash equivalents at December 31, 2005.

We have been unprofitable since our inception and we expect to incur additional operating losses through at least the end of 2007 and into 2008 as we incur expenditures on sales and marketing, commercial operations, and research and development. Our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of our future operating results, financial condition or ability to operate profitably as a commercial enterprise.
Our future capital requirements will depend upon many factors, including progress with marketing our technologies, payment of outstanding accounts payable and accrued liabilities, the ramp-up of revenue from our existing and new contracts, future decisions to purchase tissue, costs required to represent the tissue banks in the distribution of the tissue, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. We expect to continue to incur negative cash flows and net losses through at least the end of 2007. In addition, during the first and second quarters of 2007, the Company was unable to make regular payments to trade vendors which resulted in the increase of accounts payable and accrued liabilities to $2,641,000 as of March 31, 2007. The Company’s ability to settle these payments with vendors will have a material impact to the Company’s cash flow and the timing for the Company to raise additional capital.
The Company’s ability to have sufficient capital through the end of 2007 is dependant on successful settlement of these vendor claims, and the Company will need to raise additional capital prior to the end of 2007. As of December 31, 2006, we had a working capital deficit of $1,074,000 and approximately $2,260,000 of accounts payable and accrued liabilities of which a significant amount was past due. As of March 31, 2007, the Company had accounts payable and accrued liabilities of $2,641,000 and has been unable to meet cash obligations as they become due. To date, most of these amounts continue to be past due. We are in settlement discussions with many of these vendors. Failure to raise additional capital and to reach settlements with these vendors could result in the discontinuation of operations. Also, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising necessary funds on acceptable terms, or at all.
Contractual Obligations and Commercial Commitments
We lease facilities and equipment under non-cancelable operating leases with various expirations through 2011. The future minimum lease payments under these leases and other contractual obligations as of December 31, 2006 are as follows ($ in 000’s):

					More
		Less than 1			than 5
Contractual Obligations	Total	Year	1 -3 Years	3 - 5 Years	Years
Lease Obligations	$67	$44	$23	—	—
Bridge Loan	$106	$106	—	—	—
Purchase Obligations	$9,500	$4,950	$4,550	—	—
Total	$9,673	$5,100	$4,573	—	—
In September 2006, the Company entered into a renewable two-year spinal supply and distribution agreement which supersedes its prior supply agreement, pursuant to which the Company has the exclusive rights to place current and future spinal bone implants treated with the Clearant Process® in a number of geographic territories and an option for additional geographic territories, which in aggregate represent approximately 60% or more of the United States market. In exchange for these exclusive rights, the Company agreed to pay $1,150,000 as a prepayment on October 31, 2006, for ordered spinal bone implants to be delivered in 2007. In addition, the Company will be required to make prepayments to be applied towards future spinal bone implants ordered in the amounts of $3,800,000 and $4,550,000 for 2007 and 2008, respectively. As of December 31, 2006, the $1,150,000 payment has not been made by the Company, and all tissue orders have not been delivered by the supplier. In February 2007, the Company received notification of termination of the Agreement. The Company is in ongoing discussions with the supplier to resolve the issues, which could include but is not limited to, reduction in exclusive territories or termination. The termination of the Agreement may result in the disruption of the spinal bone implant supply, which would have a material adverse impact to the Company’s ability to distribute spinal bone implants treated with the Clearant Process®.
The forward-looking comments contained in the above discussion involve risks and uncertainties. Our actual results may differ materially from those discussed here due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional factors that could cause or contribute to such differences can be found in the discussion in Item 7, as well as under the “Risk Factors” section above.
Three Months Ended September 30, 2007 Compared to Three Months Ended September 30, 2006
Revenues
Our total revenue decreased by $31,000 or 16%, to $160,000 for the three months ended September 30, 2007, from $191,000 for the three months ended September 30, 2006.
Revenues from direct distribution of Clearant Process® sterile implants were $136,000 and $76,000 during the three months ended September 30, 2007 and 2006, respectively. This is a 79% increase over the quarter ending September 30, 2006 direct distribution revenue of $76,000. Due to cash constraints the Company experienced in the first six months of 2007, we were not able to hire independent distributors, direct sales employees, or otherwise aggressively grow the direct distribution operations. In addition, growth in this business line is dependent on adequate supply, which will cause the Company to balance the increase in sales force with the supply. As a result of not engaging sales people in the first six months of 2007, not securing tissue supply, and inadequate cash to fulfill vendor obligations, the Company did experience a third quarter 2007 decline in revenue, but we believe this will be a temporary fluctuation and will more aggressively pursue additional sales and supply efforts. Direct distribution continues to be the primary strategy of the Company’s growth plan.
Revenues from licensing activities decreased 88% to $10,000 in the three months ended September 30, 2007, from $82,000 in the three months ended September 30, 2006. The decrease is primarily related to the loss of one licensing customer in the first quarter of 2007. Additionally revenues from fee for service activities was $11,000 and $31,000 for the three months ended September 30, 2007 and 2006, respectively as we introduced this line of service in the third quarter of 2006. We are continuing to license and provide Sterilization Service to gain further adoption in addition to the direct distribution revenue model.
Revenues from contract research, milestones and grants increased to $3,000 in the three months ended September 30, 2007, from $2,000 in the same three months last year. The increase is primarily related to an annual support contract for one of our licensing customers.
Since 2006, we have changed our emphasis away from one-time, generally non-recurring research and grant revenue to direct distribution of Clearant Process® sterile implants and obtaining license and Sterilization Service customers. We expect to continue this strategy and expect contract research and grant revenue to decrease. We expect these direct distribution, license and sterilization revenue to be more characteristic of recurring revenue. In addition, we expect that the costs associated with the direct distribution and Sterilization Services to increase in conjunction with the revenue increase.
Sales, General and Administrative Expenses
Sales, general and administrative expenses decreased by $1,481,000 or 60%, to $983,000 for the three months ended September 30, 2007, from $2,464,000 for the three months ended September 30, 2006.
The $1,481,000 decrease in sales, general and administrative expenses for the three months ended September 30, 2007, from the three months ended September 30, 2006, was principally due to the downsizing of personnel in the first quarter of 2007, as well as the reduction in overall expenses. Future sales and marketing expense increases or decreases will be affected by the revenue, effort and timing required to provide Clearant Process® sterile implants to the marketplace.
We incurred $71,000 in non-cash stock-based compensation for the three months ended September 30, 2007 compared to $151,000 for the three months ended September 30, 2006. The reduction primarily relates to the downsizing of personnel in the first quarter of 2007. We issued common stock and stock options to outside consultants for services rendered during the three months ended September 30, 2007 and 2006, in the amount of $0 and $32,000, respectively. From time to time, we may issue common stock to consultants for services rendered.

Research and Development Expenses
Research and development expenses decreased 98% to $6,000 for the three months ended September 30, 2007, from $269,000 for the three months ended September 30, 2006. This decrease was largely a result of reduced research and development costs associated with the reduction of our research and development personnel and related expenses. This was accomplished due to our shift in focus from research and development to the commercialization of the Clearant Process®. Further reductions in research and development costs may be achieved.
In addition to the elimination of certain costs and the completion of certain projects, we have complemented in-house research and development with universities and third party research and development consulting firms, which we believe provides a broader expertise in research and development and allows us to maintain a low research and development headcount.
Other Income/Expense
For the three months ended September 30, 2007, we recognized $3,000 in net interest income compared to $41,000 in net interest income for the same three months last year. For the three months ended September 30, 2007, we recognized $379,000 as gain on settlement of obligations due to settlement of outstanding payables, compared to $0 in the three months ended September 30, 2006. In addition, we incurred a $26,000 and $0 loss on disposal of fixed assets during the three months ended September 30, 2007 and 2006, respectively. We had $1,616,000 cash on hand as of September 30, 2007, which we invested in short-term conservative money market funds.
Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006
Revenues
Our total revenue increased by $275,000 or 56%, to $763,000 for the nine months ended September 30, 2007, from $488,000 for the nine months ended September 30, 2006.
Revenues from direct distribution of Clearant Process® sterile implants were $440,000 and $85,000 during the nine months ended September 30, 2007 and 2006, respectively. This is a 418% increase over the nine months ending September 30, 2006 direct distribution revenue of $85,000. Due to cash constraints the Company experienced in the first six months of 2007, we were not able to hire independent distributors, direct sales employees, or otherwise aggressively grow the direct distribution operations. In addition, growth in this business line is dependent on adequate supply, which will cause the Company to balance the increase in sales force with the supply. As a result of not engaging sales people in the first six months of 2007, not securing tissue supply, and inadequate cash to fulfill vendor obligations, the Company did experience a third quarter 2007 decline in revenue, but we believe this will be a temporary fluctuation and will more aggressively pursue additional sales and supply efforts. Direct distribution continues to be the primary strategy of the Company’s growth plan.
Revenues from licensing activities decreased 72% to $71,000 in the nine months ended September 30, 2007, from $250,000 in the nine months ended September 30, 2006. The decrease primarily related to the loss of one licensing customer in the first quarter of 2007. Revenues from fee for service activities increased 31% to $80,000 for the nine months ended September 30, 2007 from $61,000 in the nine months ended September 30, 2006. This increase was a result of greater implementation of the Clearant Process® into our customers’ manufacturing processes and greater market acceptance of human tissue treated with the Clearant Process®. We are continuing to license and provide Sterilization Service to gain further adoption in addition to the direct distribution revenue model.
Revenues from contract research, milestones and grants increased to $172,000 in the nine months ended September 30, 2007, from $65,000 in the same nine months last year. The increase is primarily related to a one-time non-recurring license agreement termination fee in the nine months ended September 30, 2007. The reason for the termination was due to the customer’s discontinuation of orthopedic activities in January 2007.
During 2007 and 2006 we changed our emphasis away from one-time, generally non-recurring research and grant revenue to direct distribution of Clearant Process® sterile implants and obtaining license and Sterilization Service customers. We expect to continue this strategy and expect contract research and grant revenue to decrease. We expect these direct distribution, license and sterilization revenue to be more characteristic of recurring revenue. In addition, we expect that the costs associated with the direct distribution and Sterilization Services to increase in conjunction with the revenue increase.
Sales, General and Administrative Expenses
Sales, general and administrative expenses decreased by $4,236,000 or 58%, to $3,018,000 for the nine months ended September 30, 2007, from $7,254,000 for the nine months ended September 30, 2006.
The $4,236,000 decrease in sales, general and administrative expenses for the nine months ended September 30, 2007, from the nine months ended September 30, 2006, was principally due to the downsizing of personnel in the first quarter of 2007, as well as the reduction in overall expenses. Future sales and marketing expense increases or decreases will be affected by the revenue, effort and timing required to provide Clearant Process® sterile implants to the marketplace.
We incurred $232,000 in non-cash stock-based compensation for the nine months ended September 30, 2007 compared to $556,000 for the nine months ended September 30, 2006. The reduction primarily relates to the downsizing of personnel in the first quarter of 2007. We issued common stock and stock options to outside consultants for services rendered during the nine months ended September 30, 2007 and 2006, resulting in non-cash expense of $48,000 and $121,000, respectively. From time to time, we may issue common stock to consultants for services rendered.

Research and Development Expenses
Research and development expenses decreased 91% to $65,000 for the nine months ended September 30, 2007, from $737,000 for the nine months ended September 30, 2006. This decrease was largely a result of reduced research and development costs associated with the reduction of our research and development personnel and related expenses. This was accomplished due to our shift in focus from research and development to the commercialization of the Clearant Process®. Further reductions in research and development costs may be achieved.
In addition to the elimination of certain costs and the completion of certain projects, we have complemented in-house research and development with universities and third party research and development consulting firms, which we believe provides a broader expertise in research and development and allows us to maintain a low research and development headcount.
Other Income/Expense
For the nine months ended September 30, 2007, we recognized $3,000 in net interest income compared to $176,000 of net interest income for the same nine months last year. For the nine months ended September 30, 2007, we recognized $382,000 as gain on settlement of obligations due to settlement of outstanding payables, compared to $117,000 in the nine months ended September 30, 2006. In addition, we incurred a $112,000 and $35,000 loss on disposal of fixed assets during the three months ended September 30, 2007 and 2006, respectively. We had $1,616,000 cash on hand as of September 30, 2007, which we invested in short-term conservative money market funds.
Preferred Stock Dividend and Financing Costs
As of September 30, 2007 and 2006, there were no shares of preferred stock outstanding and therefore no preferred stock dividends.
Liquidity and Capital Resources
The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses and negative cash flows from operating activities since its inception. As of September 30, 2007, these conditions raised substantial doubt as to the Company’s ability to continue as a going concern. In April 2007, the Company raised additional capital to supplement its operations. There can be no assurance that the Company will be successful in its efforts to generate, increase, or maintain revenue or raise additional capital on terms acceptable to the Company or that the Company will be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of the carrying amount of the recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.
We expect to incur operating losses and negative cash flows for the foreseeable future. Our ability to execute on our current business plan is dependent upon our ability to develop and market our products, and, ultimately, to generate revenue.
As of September 30, 2007, we had net cash on hand of approximately $1,616,000. Excluding non-current accounts payable, accrued liability payments, and inventory related payments, we are currently expending cash at a rate of approximately $175,000 to $275,000 per month, and at present rates, including the April and August 2007 funding, we anticipate that we will need to seek additional financing by approximately the first quarter 2008. As of September 30, 2007 the Company has $2,137,000 of accounts payable and accrued liabilities, most of which are non-current.
Research and Development
For the coming year we plan to focus on generating revenue through our direct distribution revenue model and will expend cash to facilitate that process. In the long term, we plan to re-initiate our research and development spending surrounding blood plasma derivatives and recombinant products.

Direct Distribution Strategy
On November 28, 2006, Clearant entered into a two-year supply agreement with a tissue bank for the supply of Clearant Process® sports medicine implants. Clearant has agreed to pay a transfer fee for the sports medicine implants. The Agreement shall automatically renew for successive one-year terms unless either party terminates upon written notice to the other party.
On September 27, 2006, Clearant entered into a renewable two-year supply and distribution agreement (the “Osprey Agreement”) with Osprey Biomedical Corp. (“Osprey”). Under the Osprey Agreement, Osprey granted Clearant exclusive rights to place current and future Osprey cervical and lumbar allografts treated with the Clearant Process® in a number of geographic territories and an option for additional geographic territories. In exchange for the exclusive rights under the Osprey Agreement, Clearant is obligated to pay Osprey $500,000 as a prepayment for certain ordered products to be delivered after October 1, 2007. This prepayment was due upon the earlier of the following: (i) within three business days after Clearant receives debt or equity financing of at least $1 million, or (ii) October 31, 2006. In addition, Clearant was required to make the following quarterly payments to be applied to payments for ordered products: $650,000 by October 31, 2006; $750,000 by January 1, 2007; $850,000 by April 1, 2007; $1 million by July 1, 2007; $1.2 million by October 1, 2007; $1.3 million by January 1, 2008; $1.5 million by April 1, 2008; and $1.75 million by July 1, 2008. As of the end of the third quarter 2007, all tissue orders had not been delivered by Osprey and the prepayments had not been made by the Company. In February 2007, Clearant had received notice from Osprey of its termination of the Osprey Agreement, effective within thirty (30) days from receipt of this notification if certain alleged payment defaults were not timely cured by Clearant. Clearant is in ongoing discussions with Osprey to resolve these issues, which could include but is not limited to, reduction in exclusive territories or termination of the Osprey Agreement. The termination of the Osprey Agreement may result in the disruption of the spinal bone implant supply from Osprey, which may have a material adverse impact on Clearant’s ability to distribute spinal bone implants treated with the Clearant Process®.
Our operating plan, this acquisition of inventory, higher levels of historic accounts receivable and the related sales and marketing costs associated with the direct distribution strategy have had an impact on our cash requirements, and have created the need for additional financing.
Limited Cash Availability
Net cash used in operating activities was $2,032,000 for the nine months ended September 30, 2007, compared to $7,896,000 for the nine months ended September 30, 2006. During the nine months ended September 30, 2007, cash used by operations resulted in a $68,000 increase in inventory of Clearant Process® sterile implants, a $22,000 increase in accounts payable due to the slowing down of payments made by the Company, and a $101,000 increase in accrued liabilities primarily related to costs associated with the financing in April 2007. Non-cash adjustments to operating activities for the nine months ended September 30, 2007, included depreciation and amortization expense of $364,000, non-cash charges of $232,000 for stock-based compensation, $103,000 for common stock issued to consultants for services rendered, and an $112,000 loss on sale of fixed assets. These were offset by a gain on extinguishment of debt of $382,000 for the settlement of obligations.
Our net cash used by investing activities was $35,000 for the nine months ended September 30, 2007 compared to net cash used of $257,000 for the nine months ended September 30, 2006. Our investing activities consist primarily of patent-related intellectual property expenses and capital expenditures.
We have financed our operations since inception primarily through the sale of shares of our stock and convertible notes. Our net cash provided by financing activities was $3,120,000 for the nine months ended September 30, 2007, compared to net cash provided by financing activities of $16,000 for the nine months ended September 30, 2006. Cash provided by financing activities for the nine months ended September 30, 2007 consisted of $2,920,000 from the issuance of common stock, net of costs of $100,000 and the issuance of $200,000 bridge loan.
Doubt About Our Ability To Continue As Going Concern
We have incurred significant operating losses and negative cash flows from operating activities, and have limited available cash, which raises substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity or debt financing, reduce expenditures, attain further operating efficiencies, and, ultimately, to generate greater revenue.
As of September 30, 2007, we had approximately $1,616,000 in cash and cash equivalents. Excluding non-current accounts payable, accrued liability payments, and inventory related payments, we are non-inventory related expending cash at a rate of approximately $175,000 to $275,000 per month, and at present rates, including the proceeds from the April 2007 private placement we will need to seek additional financing by approximately the first quarter 2008. Any equity financing may result in substantial dilution of existing stockholders, and financing may not be available on acceptable terms, or at all.
Options for raising capital include issuing common stock, preferred stock, convertible stock, warrants, or a combination of these equity securities. Equity financing may be supplemented with additional debt financing for inventory, accounts receivable and working capital.
We may not be successful in obtaining financing, and if funding is obtained it may be on terms considered unfavorable to us or our existing shareholders. The inability or failure to raise capital before our available cash is depleted will have a material adverse effect on our business and may result in bankruptcy or discontinuation of operations.

Contractual Obligations and Commercial Commitments
We lease facilities and equipment under noncancelable operating leases with various expirations through 2011. The future minimum lease payments under these leases and other contractual obligations as of September 30, 2007 are as follows ($ in 000’s) :

Contractual Obligations	Total	Less than 1 Year	1 -3 Years	3 - 5 Years	More than 5 Years
Lease Obligations	$116	$92	$24	—	—
Bridge Loan	$106	$106	$—	—	—
Purchase Obligations (1)	$—	$—	$—	—	—
Total	$222	$198	$24	—	—
(1) Excludes renewable two-year spinal supply and distribution agreement which was terminated in February 2007.
The forward-looking comments contained in the above discussion involve risks and uncertainties. Our actual results may differ materially from those discussed here due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional factors that could cause or contribute to such differences can be found under the “Risk Factors” section in our Form 10-KSB.
Off-Balance Sheet Arrangements
Except for operating lease commitments disclosed above, as of September 30, 2007, we had no off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Our actual results may differ from those estimates.
We consider our critical accounting policies to be those that involve significant uncertainties, require judgments or estimates that are more difficult for management to determine or that may produce materially different results when using different assumptions. We consider the following accounting policies to be critical:
Revenue Recognition and Deferred Revenue
We recognize revenue in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). Our revenue sources are direct distribution of Clearant Process® sterile implants, and licensing fees and Sterilization Services to customers who incorporate the Clearant Process® technology into their product and manufacturing processes, which may include performance milestones and contract research activities. In addition, we recognize revenues from government grants. We recognize direct distribution revenue upon the sourcing of tissue by a customer. Licensing revenue is recognized when a customer distributes products incorporating the Clearant Process® and revenue related to the Sterilization Service is recognized when the service is substantially complete. Revenue related to a performance milestone is recognized upon customer acceptance of the achievement of that milestone, as defined in the respective agreements. Revenue related to contract research activities is recognized on a percentage-of-completion basis. In the event cash is received in advance of service performed, we will defer the related revenue recognition until the underlying performance milestone is achieved and or the contract research activities commence. In the event advance cash payments are not attributable to any performance milestone and or contract research activity, we will recognize the underlying amounts into revenue on a straight-line basis over the term of the underlying agreement. We include shipping charges in the gross invoice price to customers and classify the total amount as revenue in accordance with Emerging Issues Task Force Issue (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs. Shipping costs are recorded as cost of revenues. We evaluate the collectability of accounts receivables and provide a reserve for credit losses, as appropriate. As of September 30, 2007, we reserved for credit losses of $20,000.
Cost of revenues
Cost of revenues consists of costs associated with direct distribution of Clearant Process® sterile implants to a customer and with providing Sterilization Services to customers. For the quarters ended September 30, 2007 and 2006, we had no inventory write-downs.
Inventory and Inventory Related Prepayments
Inventory is primarily comprised of implantable donor tissue treated with the Clearant Process® and is valued at the lower of cost or market with cost determined using the first-in, first-out method. Inventory is located at contracted tissue banks and on consignment in hospitals. Inventory may be written down from time to time based on market conditions or other factors.
In accordance with the terms of the spinal supply and distribution agreement (see Note 9 in the accompanying footnotes to the financial statements), we are required to make prepayments. Upon receipt of the inventory the prepayments will be reclassified as inventory until distributed.

In accordance with the terms of the spinal supply and distribution agreement (see Note 9 in the accompanying footnotes to the interim financial statements), we are required to make prepayments. Upon receipt of the inventory the prepayments will be reclassified as inventory until distributed.
Identifiable Intangibles
Certain costs associated with obtaining and licensing patents and trademarks are capitalized as incurred and are amortized on a straight-line basis over the shorter of their estimated useful lives or their legal lives of 17 to 20 years. Amortization of such costs begins once the patent or trademark has been issued. We evaluate the recoverability of its patent costs and trademarks quarterly based on estimated undiscounted future cash flows.
Research and Development Costs
Research and development costs are expensed as incurred.
Income Taxes
Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes (SFAS 109), using the liability method. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Stock-Based Compensation
On January 1, 2006, we adopted Statements of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, (SFAS 123(R)) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 107 (SAB 107) relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).
We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. The financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).
Fair Value of Financial Instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. Bridge loans are estimated to approximate fair value based upon current market borrowing rates for loans with similar terms and maturities.
Legal Proceedings
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. Except as described under Legal Proceedings on page 24, as of the date of this registration statement we are not currently involved in any legal proceedings that we believe would have a material adverse effect on our business, financial condition or operating results.

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are required to adopt the provision of SFAS 157, as applicable, beginning in fiscal year 2008. We do not believe the adoption of SFAS 157 will have a material impact on our financial position or results of operations.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are required to adopt the provision of SFAS 159, as applicable, beginning in fiscal year 2008. We do not believe the adoption of SFAS 159 will have a material impact on our financial position or results of operations.
In May 2007, the FASB issued FSP No. FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48,” (FSP FIN 48-1). FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax provision is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. We do not anticipate that the adoption of FSP FIN 48-1 will have a material affect on its results of operations or financial position, although we are continuing to evaluate the full impact of the adoption of FSP FIN 48-1.
DESCRIPTION OF PROPERTY
Our principal executive offices, including all of our sales, marketing and administrative functions, are located in approximately 2500 square feet of office space at 1801 Avenue of the Stars, Suite 435, Los Angeles, California 90067, under a lease which expires on December 31, 2008. We pay rent of approximately $7,500 per month including operating expenses. We have also entered into a lease of approximately 2,300 square feet of space in Mundelein, Illinois, which runs through March 31, 2009. We pay rent of $1,800 per month at that location.
We believe that the current leased space is adequate even after planned reductions to meet our current needs, and that additional facilities will be available for lease to meet any future needs. If we expand, we may lease additional regional office facilities, as necessary, to service our customer base.
Investment Policies
Historically, we have invested our cash in short term commercial paper, certificates of deposit, money market accounts and marketable securities. We consider any liquid investment with an original maturity of three months or less when purchased to be cash equivalents. We classify investments with maturity dates greater than three months when purchased as marketable securities, which have readily determined fair values as available-for-sale securities. We adhere to an investment policy which requires that all investments be investment grade quality and no more than ten percent of our portfolio may be invested in any one security or with one institution.
As of November 19, 2007, we had no investments that would create market risk. It is our intention to invest in highly liquid, high grade commercial paper, variable rate securities and certificates of deposit.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
Our common stock is quoted on the OTCBB under the symbol “CLRA.” The following table shows the high and low bid prices of our common stock, as quoted on the OTCBB, by quarter during each of our last two fiscal years. These quotes reflect inter-dealer prices, without retail markup, markdown or commissions and may not represent actual transactions. The information below was obtained from the OTCBB, for the respective periods.

	High	Low

Fiscal year ended December 31, 2005[1]

First quarter[2]	$5.50	$2.00

Second quarter	4.35	3.00

Third quarter	4.79	2.16

Fourth quarter	4.49	2.35

Fiscal year ended December 31, 2006[1]

First quarter	$2.39	$1.36

Second quarter	1.31	0.48

Third quarter	0.53	0.34

Fourth quarter	0.42	0.27

Fiscal year ended December 31, 2007

First quarter	$0.28	$0.11

Second quarter	0.17	0.02

Third quarter[3]	1.99	0.40

[1]	Over-the-counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

[2]	Clearant, Inc. merged with the Clearant on March 31, 2005.

[3]	On August 3, 2007, after recommendation by the Company’s board of directors, the holders of a majority of the Company’s common stock approved an amendment to the Company’s Certificate of Incorporation to permit the Company to effect a 1:14 reverse stock split of its common stock. The reverse stock split is effective as of August 23, 2007.
Holders
As of November 19, 2007, there were approximately 249 holders of record of our common stock. As of July 2, 2007, there were approximately 4,140 beneficial owners of our common stock.
Dividends
We have never declared or paid any dividends. We anticipate, as our board of directors deems appropriate, that we will continue to retain all earnings for use in our business.

Securities Authorized For Issuance Under Equity Compensation Plans
The following table provides information about our common stock that may be issued upon the exercise of equity instruments under all of our existing equity compensation plans as of December 31, 2006:
Equity Compensation Plan Information 1

Number of
securities remaining
	Number of		available for future
	securities to be		issuance under
	issued upon	Weighted-average	equity
	exercise	exercise price of	compensation plans
	of outstanding	outstanding	(excluding securities
Plan	options, warrants	options, warrants	reflected in column
Category	and rights [2]	and rights	(a)) [3]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,511,958	$3.35	2,488,652

Equity compensation plans not approved by security holders	0	$0.00	0
Total	9,511,958	$3.35	2,488,652

[1]	On August 3, 2007, at the Company’s annual meeting, the stockholders approved a 6,000,000 share increase in our 2005 Stock Award Plan. Not including this increase, as of November 19, 2007, there were 156,780 shares of our common stock reserved for issuance upon the exercise of warrants and 3,286,842 shares of common stock reserved for issuance upon the exercise of options.

[2]	These options were issued under the 2000 and 2005 Stock Award Plans.

[3]	Of this amount no shares were available for issuance under the 2000 Stock Award Plan and 7,148,306 shares were available for issuance under the 2005 Stock Award Plan.

EXECUTIVE COMPENSATION
     The following table sets forth the total compensation received by the named executive officer during the fiscal years ended December 31, 2006 and 2005:
SUMMARY COMPENSATION TABLE

						Non-Equity	Nonqualified
				Stock	Option	Incentive Plan	Deferred	All Other
Name and principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation
position	Year	($)	($) [1]	($)	($) [2]	($)	Earnings ($)	($)	Total ($)
Alain Delongchamp, Chief Executive	2006	$350,000	$—	$—	$0	$—	$—	$—	$350,000
Officer [3]	2005	$331,244	$60,000	$—	$0	$—	$—	$—	$391,244

Jon Garfield, Chief Financial	2006	$240,000	$—	$—	$0	$—	$—	$—	$240,000
Officer [4]	2005	$90,000	$25,000	$—	$0	$—	$—	$—	$115,000

[1]	Bonuses are based on performance.

[2]	All options were granted under the 2005 Stock Award Plan. The intrinsic value of the options granted to Mr. Delongchamp and Mr. Garfield in 2006 and 2005 is $0.

[3]	Mr. Delongchamp was appointed as the Chief Executive Officer and Director in February 2005 and resigned in January 2007. Mr. Delongchamp was granted 900,000 and 150,000 stock options for the years ended December 31, 2006 and 2005, respectively, for his role as Chief Executive Officer; however, all of these stock options have expired as of May 11, 2007. In connection with his services as a Director, Mr. Delongchamp received $0.

[4]	Mr. Garfield joined the Company as the Chief Financial Officer in August 2005 and was appointed as Chief Executive Officer in January 2007. Mr. Garfield was granted 550,000 and 200,000 stock options for the years ended December 31, 2006 and 2005, respectively, for his role as Chief Financial Officer. Upon appointment as Chief Executive Officer, Mr. Garfield’s employment agreement was extended for 3 years. Under the terms of the agreement his salary was increased to $280,000 to be effective upon the Company raising capital, no adjustment to his salary has been made to date. In addition, in April 2007 Mr. Garfield was granted 400,000 stock options which vested immediately upon grant. On September 13, 2007, 1,200,000 post-split stock options were granted to Mr. Garfield in his capacity as director, Chief Executive Officer and Chief Financial Officer. These shares are unvested and not immediately exercisable and vest 25% annually over four years.

  Outstanding Equity Awards At Fiscal Year-End
     The following table sets forth information concerning unexercised options; stock that has not vested; and equity incentive plan awards for each named executive officer outstanding as of December 31, 2006:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Equity
								Equity	Incentive
								Incentive	Plan
							Market	Plan	Awards:
							Value	Awards:	Market
			Equity			Number	of	Number	or Payout
			Incentive			of	Shares	of	Value of
			Plan			Shares	or	Unearned	Unearned
			Awards:			or Units	Units	Shares,	Shares,
	Number of	Number of	Number of			of	of	Units or	Units or
	Securities	Securities	Securities			Stock	Stock	Other	Other
	Underlying	Underlying	Underlying			That	That	Rights	Rights
	Unexercised	Unexercised	Unexercised	Option		Have	Have	That	That
	Options	Options	Unearned	Exercise	Option	Not	Not	Have Not	Have Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable [1]	Unexercisable [2]	(#)	($)	Date	(#)	($)	(#)	(#)
Alain Delongchamp [3]	437,500	1,012,500	—	76,000 @ $0.60; 324,000 @ $2.80; 150,000 @ $4.12; 150,000 @ $1.64; 25,000 @ $1.12; 725,000 @ $0.91	76,000 @ 7/22/12; 324,000 @ 2/1/14; 150,000 @ 7/1/15; 150,000 @ 1/27/16; 25,000 @ 4/14/16; 725,000 @ 5/1/16	—	—	—	—
Jon Garfield [4]	50,000	700,000	—	200,000 @ $3.86; 25,000 @ $1.64; 25,000 @ $1.12; 500,000 @ $0.91	200,000 @ 8/30/15; 25,000 @ 1/27/16; 25,000 @ 4/14/16; 500,000 @ 5/1/16	—	—	—	—

[1]	Represents shares that are vested and/or immediately exercisable. All option shares were granted under either the 2000 or 2005 Stock Award Plan and are pre-reverse stock split.

[2]	Represents shares that are unvested and not immediately exercisable.

[3]	Mr. Delongchamp was appointed as the Chief Executive Officer and Director in February 2005 and resigned in January 2007. As of May 11, 2007 Mr. Delongchamp has not exercised any of his options and all of his options have expired.

[4]	On September 13, 2007, 1,200,000 post-split stock options were granted to Mr. Garfield in his capacity as director, Chief Executive Officer and Chief Financial Officer. These shares are unvested and not immediately exercisable and vest 25% annually over four years.

Compensation Of Directors
     The following table reflects the compensation of directors for our fiscal year ended December 31, 2006:
2006 DIRECTOR COMPENSATION 1

				Non-Equity	Non-
				Incentive	Qualified	All
	Fees Earned			Plan	Deferred	Other
	or Paid	Stock	Option	Compensation	Compensation	Compensation
Name	in Cash ($)	Awards ($)	Awards ($)	($)	Earnings ($)	($)	Total ($)
John S. Wehrle[2]	$34,500	$—	$—	$—	$—	$—	$34,500
Nolan H. Sigal[2]	$13,500	$—	$—	$—	$—	$—	$13,500
Herve de Kergrohen[2]	$15,000	$—	$—	$—	$—	$—	$15,000
Alexander Man-Kit Ngan[3]	$18,000	$—	$—	$—	$—	$—	$18,000
Richard A. Anderson[4]	$5,000	$—	$—	$—	$—	$—	$5,000
Rowland W. Day II5	$—	$—	$—	$—	$—	$—	$0
Michael Elek[5]	$—	$—	$—	$—	$—	$—	$0
Gaddo Cardini[6]	$—	$—	$—	$—	$—	$—	$0
Maurice DeWald[7]	$—	$—	$—	$—	$—	$—	$0

[1]	On September 13, 2007, the following stock options were granted to the directors at an exercise price of $0.45: Mr. Elek — 400,000; Mr. Day - 400,000; and Mr. DeWald — 400,000. These shares are unvested and not immediately exercisable and vest 25% annually over four years.

[2]	Resigned as a member of the board of directors of the Company effective April 26, 2007.

[3]	Resigned as a member of the board of directors of the Company effective January 16, 2007. As of May 11, 2007, Mr. Ngan has not exercised any of his options and all of his options have expired.

[4]	Resigned as a member of the board of directors of the Company effective March 6, 2006.

[5]	Appointed as a member of the board of directors of the Company effective April 5, 2007. Since that time, Mr. Day has earned $66,375 for legal service provided to the Company. He is paid is monthly installments. Mr. Day also receives $7,500 a month for his board service.

[6]	Appointed as a member of the board of directors of the Company effective April 5, 2007 and resigned as such on May 21, 2007.

[7]	Appointed as a member of the board of directors of the Company effective September 13, 2007.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any document we have filed at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

ANNUAL FINANCIAL STATEMENTS

AFS-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Clearant, Inc.
Los Angeles, California
We have audited the balance sheet of Clearant, Inc. (the “Company”) as of December 31, 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 3 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No 123 (Revised 2004), “Share-Based Payment.”
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative cash flow from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
Los Angeles, California
May 17, 2007

AFS-2

CLEARANT, INC.
BALANCE SHEET
(in thousands, except par value amounts)

December 31,
2006
Assets

Current assets:
Cash and cash equivalents	$563
Accounts receivable, net of allowances of $20	274
Inventory, net of $405 of inventory allowance	278
Inventory related prepayments, net of $406 of inventory allowance	107
Prepaids and other assets	137

Total current assets	1,359

Property and equipment, net of $1,076 of accumulated depreciation	290
Identifiable intangibles, net of $871 of accumulated amortization	1,279
Deposits and other assets	93

Total assets	$3,021

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity

Current liabilities:
Accounts payable	$1,653
Accrued liabilities	607
Bridge loans, net	106
Deferred revenue	67

Total current liabilities	2,433

Deferred revenue – noncurrent	4

Total liabilities	2,437

Series A Redeemable Preferred Stock:
Series A Redeemable Convertible preferred stock (50,000 shares authorized; 0 issued and outstanding)	—

Stockholders’ equity (deficit):
Common stock ($0.0001 par value; 200,000 shares authorized; 40,178 issued and outstanding)	4
Additional paid-in capital	82,949
Accumulated deficit	(82,369)

Total stockholders’ equity	584

Total liabilities, redeemable preferred stock and stockholders’ equity	$3,021

See accompanying notes to financial statements.

AFS-3

CLEARANT, INC.
STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Year Ended December 31,
	2006	2005
Revenues:
Licensing	$327	$215
Direct distribution	232	—
Fee for service	90	—
Contract research and milestones	94	231
Grants	27	95

Total revenues	770	541

Cost of sales	1,209	17

Gross profit (Loss)	(439)	524

Operating expenses:
Sales, general and administrative	8,707	9,563
Research and development	926	2,050

Total operating expenses	9,633	11,643

Loss from operations	(10,072)	(11,119)

Other income (expense):
Interest income (expense), net	192	(1,802)
Gain on extinguishment of debt and other	82	1,331

Loss before provision (benefit) for income taxes	(9,798)	(11,590)
Provision (benefit) for income taxes	—	—

Net loss	(9,798)	(11,590)
Add: Preferred stock dividend and financing costs	—	(2,161)

Net loss attributable to common stock	$(9,798)	$(13,751)

Net loss per share:
Basic and diluted	$(0.25)	$(0.47)

Number of shares used in weighted average per share calculation:
Basic and diluted	39,883	29,498
See accompanying notes to financial statements.

AFS-4

CLEARANT, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except par value amounts)

										Stock-
	Series B Preferred		Series C Preferred		Common Stock, $0.0001		Additional		Other	holders’
	Stock		Stock		par value		Paid-in	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	(Deficit)
Balance, December 31, 2004	6,630	$16,386	37	$86	7,372	$1	$17,398	$(58,820)	$(46)	$(24,995)
Issuance of warrants to January 2005 Bridge Holders	—	—	—	—	—	—	93	—	—	93
Settlement of debt for common stock	—	—	—	—	31	—	64	—	—	64
Exchange of warrants for common stock	—	—	—	—	77	—	158	—	—	158
Beneficial return to preferred stockholders from allocation of shares from common to preferred stockholders	—	—	—	—	—	—	2,100	—	—	2,100
Conversion of preferred stock into common stock	(6,630)	(16,386)	(37)	(86)	11,542	1	30,566	—	—	14,095
Exchange of bridge loan warrants	—	—	—	—	—	—	(1,349)	—	—	(1,349)
Conversion of Series A Preferred dividend	—	—	—	—	2,141	—	3,794	—	—	3,794
Conversion of Series C Preferred dividend	—	—	—	—	3	—	5	—	—	5
Conversion of 2004 bridge loans into common stock	—	—	—	—	3,834	1	6,724	—	—	6,725
Bliss Essential, Corp. shares issued in connection with the merger transaction	—	—	—	—	7,136	1	16	—	—	17
Issuance of common stock in conjunction with Private Placement	—	—	—	—	2,910	—	8,413	—	—	8,413
Conversion of Publico Bridge Loans into common stock	—	—	—	—	783	—	2,373	—	—	2,373
Exercise of common stock options	—	—	—	—	83	—	52	—	—	52
Issuance of common stock to consultants for services	—	—	—	—	73	—	278	—	—	278
Compensation expenses incurred in connection with issuance of options and warrants to non-employees	—	—	—	—	—	—	458	—	—	458
Secondary placement	—	—	—	—	3,774	—	11,036	—	—	11,036
Comprehensive loss:
Net Loss	—	—	—	—	—	—	—	(11,590)	—	(11,590)
Other comprehensive loss	—	—	—	—	—	—	—	—	(13)	(13)
Cumulative translation loss attributable to the dissolution of foreign subsidiaries	—	—	—	—	—	—	—	—	59	59

Total Comprehensive loss	—	—	—	—	—	—	—	(11,590)	46	(11,544)
Preferred stock dividend and financing costs	—	—	—	—	—	—	—	(2,161)	—	(2,161)

Balance at December 31, 2005	—	$—	—	$—	39,759	$4	$82,179	$(72,571)	$—	$9,612

Exercise of common stock options	—	—	—	—	44	—	26	—	—	26
Issuance of common stock to consultants for services	—	—	—	—	375	—	254	—	—	254
Stock-based compensation	—	—	—	—	—	—	490	—	—	490

Net Loss	—	—	—	—	—	—	—	(9,798)	—	(9,798)

Balance at December 31, 2006	—	$—	—	$—	40,178	$4	$82,949	$(82,369)	$—	$584

See accompanying notes to financial statements.

AFS-5

CLEARANT, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2006	2005
Operating activities
Net loss	$(9,798)	$(11,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for inventory and inventory related prepayments write down	811	—
Provision for accounts receivable allowance	—	20
Depreciation and amortization	532	470
Stock-based compensation	490	—
Issuance of common stock to consultants for services rendered	154	626
Non-cash interest expense associated with convertible debt financings	—	1,795
Gain on extinguishment of debt and other	(82)	(1,331)
Warrants exchanged for common stock	—	158
Cumulative translation loss attributable to the dissolution of foreign subsidiaries	—	59
Changes in operating assets and liabilities:
Accounts receivable	(66)	(101)
Inventory	(683)	—
Inventory related prepayments	(513)	—
Prepaids	127	223
Accounts payable	616	(555)
Accrued liabilities	(1,038)	(1,360)
Deferred revenue	(37)	(161)
Other assets and liabilities	234	(82)

Net cash used in operating activities	(9,253)	(11,829)

Investing activities
Cost of identified intangibles	(203)	(129)
Capital expenditures	(134)	(132)
Proceeds from sales of fixed assets, net	—	25

Net cash used in investing activities	(337)	(236)

Financing activities
Issuance of common stock, net of costs	—	19,554
Issuance of convertible notes payable, net of costs	—	2,811
Exercise of common stock options	26	50
Payments on bridge loans	—	(366)
Principal payments on capital lease obligations	(14)	(7)

Net cash provided by financing activities	12	22,042

Effect of translation adjustments on cash and cash equivalents	—	(13)

Change in cash and cash equivalents	(9,578)	9,964

Cash and cash equivalents, beginning of period	10,141	177

Cash and cash equivalents, end of period	$563	$10,141

Supplemental Disclosure of Cash Flow Information:
During the year ended December 31, 2006, the Company paid accounts payable of $124 with 275,987 shares of common stock	$124	$—
Cash paid for interest	$2	$9
Cash paid for taxes	$1	$1
Accumulated preferred stock dividend and amortization of financing costs	$0	$2,161

AFS-6

CLEARANT, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental Disclosure of Cash Flow Information:
Conversion of Series A Preferred Stock into common stock	$0	$17,883
Conversion of Series B Preferred Stock into common stock	$0	$16,386
Conversion of Series C Preferred Stock into common stock	$0	$188
Conversion of Publico bridge loan into common stock	$0	$2,373
Issuance of warrants to 2005 bridge loan holders	$0	$103
Exchange of all warrants issued and outstanding in conjunction with the 2005 and 2004 bridge loan financings into common stock	$0	$1,350
Issuance of common stock to consultants for services	$0	$278
Property and equipment financed through capital lease obligations	$0	$42
See accompanying notes to financial statements.

AFS-7

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
NOTE 1 — DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Clearant, Inc. (“Clearant” or the “Company”) was incorporated as a California corporation and commenced operations on April 30, 1999. The Company has developed a proprietary technology, the Clearant Process® that inactivates pathogens that may contaminate biological products such as tissue allograft implants, recombinant protein therapeutics, plasma protein therapeutics, blood and blood-related products. The Clearant Process® enables customers to meet the medical need for safer biological products and to satisfy current and future product safety guidelines. The Company’s primary business model is to provide customers the ability to apply the Clearant Process® internally or through the Company’s sterilization service. Customers pay the Company for assistance in applying the process to their manufacturing processes or to apply the process for them at the Company’s sterilization service center. During 2003 and 2004, the Company’s primary sources of revenue were contract research and government grants. During 2005, the Company changed its emphasis from one-time, generally non-recurring research and grant revenue to obtaining license and sterilization service customers. During 2006, the Company implemented a plan to better market and promote adoption of the Clearant Process®, which is to directly distribute Clearant Process® sterile implants of customers in order to facilitate market penetration. The Company intends to continue to pursue the license and sterilization agreements, although the direct distribution revenue model may have an adverse impact on the pursuit of such agreements. The Company’s ability to achieve a profitable level of operations will depend its ability to continue to increase customer acceptance of the Clearant Process® and increased recognition by end users of the value of the Clearant Process® in assuring sterile products.
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments, consisting solely of normal recurring adjustments, needed to fairly present the financial results. These financial statements include some amounts that are based on management’s best estimates and judgments. These estimates may be adjusted as more information becomes available, and any adjustment could be significant. The impact of any change in estimates is included in the determination of earnings in the period in which the change in estimate is identified.
All share data has been restated to reflect any reverse stock splits that took place following the periods presented. Certain reclassifications, where needed, were made in prior periods to be consistent with current period presentation.
As described more fully in Note 10, the Company consummated a reverse merger with a public company in the first quarter of 2005, whereby the Company raised capital through a private placement of common stock. Just prior to the closing, the Company effected a 1-for-1.15 reverse stock split of common stock. All references to common stock and per share amounts for all prior periods presented have been retroactively restated to reflect this split. In connection with the closing, the Company raised gross proceeds of $11,080, net of costs of approximately $242, and converted all bridge loans and preferred stock issued and outstanding at December 31, 2004, and a majority of the bridge loans issued in the first quarter of 2005, into common shares.
In June 2005, the registrant, Clearant, Inc., formerly known as Bliss Essentials Corp., changed its state of incorporation from Nevada to Delaware. In conjunction with the reincorporation, Clearant had authorized common stock consisting of 200 million shares, $0.0001 par value, of which 40,103,387 shares are issued and outstanding, and 50 million shares of preferred stock, $0.0001 par value, none of which are issued and outstanding. Additional information pertaining to the Company’s reincorporation in Delaware can be found on Form 14A filed with the SEC on June 16, 2005. The carrying value of the common stock has been revalued in accordance with the reincorporation. On December 31, 2005, the Company merged Clearant Licensing, Inc. into Clearant, Inc., a Delaware corporation.
In November 2005, the Company closed a secondary placement of 3,774,465 shares of its common stock and warrants to purchase 1,698,509 additional shares of common stock for an aggregate purchase price of approximately $12,000, or a unit price of $3.18. Each warrant is exercisable for one share of common stock at an exercise price of $4.96 per share. The Company received approximately $11,036, which is net of costs of approximately $967. In addition, the Company granted a warrant to purchase 164,189 shares of common stock at an exercise price of $4.96 per share to the placement agent.

AFS-8

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
NOTE 2 – GOING CONCERN
The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses and negative cash flows from operating activities since its inception. As of December 31, 2006, these conditions raised substantial doubt as to the Company’s ability to continue as a going concern. In April 2007, the Company raised additional capital (See Note 18) to supplement its operations. There can be no assurance that the Company will be successful in its efforts to generate, increase, or maintain revenue or raise additional capital on terms acceptable to the Company or that the Company will be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of the carrying amount of the recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition and Deferred Revenue
The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). The Company’s revenue sources are direct distribution of Clearant Process® sterile implants, and licensing fees and sterilization services to customers who incorporate the Clearant Process® technology into their product and manufacturing processes, which may include performance milestones and contract research activities. In addition, the Company recognizes revenues from government grants. The Company recognizes direct distribution revenue upon the sourcing of tissue by a customer. Licensing revenue is recognized when a customer distributes products incorporating the Clearant Process® and revenue related to the sterilization service is recognized when the service is substantially complete. Revenue related to a performance milestone is recognized upon customer acceptance of the achievement of that milestone, as defined in the respective agreements. Revenue related to contract research activities is recognized on a percentage-of-completion basis. In the event cash is received in advance of service performed, the Company will defer the related revenue recognition until the underlying performance milestone is achieved and or the contract research activities commence. In the event advance cash payments are not attributable to any performance milestone and or contract research activity, the Company will recognize the underlying amounts into revenue on a straight-line basis over the term of the underlying agreement. The Company includes shipping charges in the gross invoice price to customers and classifies the total amount as revenue in accordance with Emerging Issues Task Force Issue (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs. Shipping costs are recorded as cost of sales. The Company evaluates the collectability of accounts receivables and provides a reserve for credit losses, as appropriate. As of December 31, 2006 and 2005, the Company reserved for credit losses of $20 and $20, respectively.
Grants
The Company receives certain grants that support the Company’s research efforts in defined research projects, usually specific product applications of the Clearant Process®. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenue associated with these grants is generally recognized ratably over each grant period and as costs under each grant are incurred.
Cost of Revenues
Cost of revenues consists of costs associated with direct distribution of Clearant Process® sterile implants to a customer and with providing sterilization services to customers. For the years ended December 31, 2006 and 2005, the Company had inventory write-downs of $811, and $0, respectively, which were recorded as a cost of revenue. Prior to 2006, cost of revenues consists of minimum royalties paid on certain contracting activities and are recognized when the related revenue is recognized.
Extinguishment of Debt
Extinguishment of debt consists of a gain recognized for the settlement of outstanding payables for the fiscal year ended December 31, 2006, which, while unusual in nature, is not an infrequent transaction for the Company. For the

AFS-9

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
twelve months ended December 31, 2005, a gain was recognized for the exchange of warrants for outstanding debt in conjunction with the merger transaction.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents and Concentration of Credit Risk
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, and accounts receivable. Cash is deposited with what the Company believes are highly credited, quality financial institutions and may exceed FDIC insured limits. For and at the years ended December 31, 2006 and 2005, three customers accounted for approximately 49% and 59% of revenues, respectively, and three customers accounted for approximately 35% and 38% of accounts receivable, respectively.
Inventories and Inventory Related Prepayments
Inventories are primarily comprised of implantable donor tissue treated with the Clearant Process® and are valued at the lower of cost or market with cost determined using the first-in, first-out method. Inventories are located at contracted tissue banks and on consignment in hospitals. Inventories may be written down from time to time based on market conditions or other factors. For the year ended December 31, 2006 the Company had inventory and inventory related prepayment write-downs of $811.
In accordance with the terms of the Company’s spinal Supply and Distribution Agreement (See Note 14), the Company is required to make prepayments. Upon receipt of the inventory the prepayments will be reclassified as inventory until distributed.
Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives of the assets, which are generally three to seven years. Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter. Repair and maintenance expenditures are charged to appropriate expense accounts in the period incurred.
Identifiable Intangibles
Certain costs associated with obtaining and licensing patents and trademarks are capitalized as incurred and are amortized on a straight-line basis over the shorter of their estimated useful lives or their legal lives of 17 to 20 years. Amortization of such costs begins once the patent or trademark has been issued. The Company evaluates the recoverability of its patent costs and trademarks quarterly based on estimated undiscounted future cash flows. In accordance with Statement of Financial Accounting Standards (“FAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Based on the Company’s valuation assessments of its patents no impairment exists for the year ended December 31, 2006.
Research and Development Costs
Research and development costs are expensed as incurred.

AFS-10

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
Other Comprehensive Loss
Other comprehensive loss consists of foreign currency translation adjustments recorded upon consolidation of our foreign subsidiaries. In 2005, the Company’s wholly-owned foreign subsidiaries were consolidated into Clearant, Inc.
Income Taxes
Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS 109), using the liability method. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
The significant components of the provision for income taxes for the fiscal year ended December 31, 2006 and 2005 were $1 and $1, respectively, for the current state provision. There was no state deferred and federal tax provision.
Due to its current net loss position, the Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets.
Stock-Based Compensation
On January 1, 2006, the Company adopted Statements of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, (SFAS 123(R)) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 (SAB 107) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).
The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). There was no stock-based compensation expense related to employees or directors stock options recognized during the year ended December 31, 2005. Stock-based compensation expense recognized under SFAS 123(R) for employees and directors for the year ended December 31, 2006 was $490. Basic and diluted loss per share for the year ended December 31, 2006 would have been $0.23, if the Company had not adopted SFAS 123(R), compared to reported basic and diluted loss per share of $0.25.
The estimated fair value of options granted to employees and directors during the year ended December 31, 2006 was $1,245. Assumptions used to value the options granted were as follows:

Expected volatility	79.6%-93.0%
Risk-free interest rate	4.46%-5.18%
Expected life in years	5.17-10
Expected dividend yield	0%
The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123(R) to stock-based awards granted under the Company’s stock option plans for the year ended December 31, 2005. For purposes of this pro-forma disclosure, the fair value of the options is estimated using the Black-Scholes-Merton option-pricing formula (Black-Scholes model) and amortized to expense over the options’ contractual term.

AFS-11

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)

Year ended December 31,
2005
Net loss as reported	$(13,751)
Less: Stock-based expense determined under fair value based method	(682)

Pro forma net loss	$(14,433)

Net loss per share
As reported — basic and diluted	$(0.47)
Pro forma — basic and diluted	$(0.49)
On June 30, 2005, the Company granted options to non-employees to purchase 120,000 shares of common stock. The options were fully vested and exercisable upon grant. The Company valued the options using the Black-Scholes option-pricing model and the following assumptions: risk-free interest rate - 3.94%, expected life — 10 years, dividend yield — 0% and volatility — 71%. The full value of the options, $386, were charged to stock-based compensation expense for the year ended December 31, 2005, as all services related to the options had been completed.
SFAS 123(R) requires companies to estimate the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Statements of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Statements of Operations for awards to employees and directors because the exercise price of our stock options equaled the fair market value of the underlying stock at the date of grant.
Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Statements of Operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). For stock-based awards issued to employees and directors, stock-based compensation is attributed to expense using the straight-line single option method, which is consistent with how the prior-period pro formas were provided. As stock-based compensation expense recognized in the Statements of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures which the Company estimates to be approximately 49%. The forfeiture rate takes into consideration the significant downsizing of the business in the first quarter of 2007 (See Note 18). In 2007, the forfeiture rate will be approximately 11%. To date, stock-based compensation expense has been reduced by forfeitures of approximately $280. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro-forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.
The Company determines the fair value of share-based payment awards to employees and directors on the date of grant using the Black-Scholes model, which is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards. Prior to 2006, when valuing awards the Company used the award’s contractual terms as a proxy for its expected terms. For new grants after December 31, 2005, the Company estimates expected term using the “safe harbor” provisions provided in SAB 107. The Company uses historical data to estimate forfeitures.
The Company has elected to adopt the detailed method provided in SFAS 123(R) for calculating the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based

AFS-12

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
compensation, and to determine the subsequent impact on the APIC pool and Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).
Fair Value of Financial Instruments
The carrying amounts reported in the balance sheet for cash, cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. Bridge Loans are estimated to approximate fair value based upon current market borrowing rates for loans with similar terms and maturities.
New Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43 (SFAS 151). SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be excluded from the cost of inventory and expensed when incurred. It also requires that allocation of fixed overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 in 2006 did not have a material impact on the Company’s financial reporting and disclosures.
In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (SFAS 156). The provisions of SFAS 156 are effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The adoption of SFAS 156 in 2006 did not have a material impact on the Company’s financial reporting and disclosures.
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining said tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement. FIN 48 requires expanded disclosure at each annual reporting period unless a significant change occurs in an interim period. For interim periods in the year of initial adoption, all disclosures required by FIN 48 will be presented. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings. FIN 48 will be adopted by the Company on January 1, 2007. The Company does not anticipate that the adoption of FIN 48 will have a material affect on its results of operations or financial position, although the Company is continuing to evaluate the full impact of the adoption of FIN 48.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provision of SFAS 157, as applicable, beginning in fiscal year 2008. Management does not believe the adoption of SFAS 157 will have a material impact on the Company’s financial position or results of operations.
In September 2006, the SEC issued Staff Accounting Bulletin No. (SAB) 108 (Topic 1N), Considering the Effects of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 requires SEC registrants (i) to quantify misstatements using a combined approach that considers both the balance-sheet and income-statement approaches, (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors, and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s results of operations and financial position.

AFS-13

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not decided if it will early adopt SFAS 159 or if it will choose to measure any eligible financial assets and liabilities at fair value.
In May 2007, the FASB issued FSP No. FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48,” (FSP FIN 48-1), was issued. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax provision is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. We do not anticipate that the adoption of FSP FIN 48-1 will have a material affect on its results of operations or financial position, although we are continuing to evaluate the full impact of the adoption of FSP FIN 48-1.
NOTE 4 — NET LOSS PER SHARE
The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share (SFAS 128). Under the provisions of SFAS 128, basic loss per share is computed by dividing net loss by the weighted average number of common stock shares outstanding during the periods presented. Diluted earnings would customarily include, if dilutive, potential common stock shares issuable upon the exercise of stock options and warrants. The dilutive effect of outstanding stock options and warrants is reflected in earnings per share in accordance with SFAS 128 by application of the treasury stock method. For the periods presented, the computation of diluted loss per share equaled basic loss per share as the inclusion of any dilutive instruments would have had an antidilutive effect on the earnings per share calculation in the periods presented.
The following potential common shares have been excluded from the computation of diluted net loss per share since their effect would have been antidilutive:

	For the Year Ended December 31,
	2006	2005
Stock Options	4,000,000	2,776,000
Warrants	5,512,000	5,179,000
The following table sets forth the computation of basic and diluted net loss per share:

	For the year ended December 31,
	2006	2005
Basic and diluted net loss per share:
Numerator:
Net loss attributable to common stock	$(9,798)	$(13,751)
Denominator:
Weighted average common stock shares outstanding	39,883	29,498
Net loss per share, basic and diluted	$(0.25)	$(0.47)

NOTE 5 — INVENTORY AND INVENTORY RELATED PREPAYMENTS
Inventories as of December 31 are comprised of the following:

AFS-14

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)

December 31,
2006
Tissue in process, net	$107
Implantable donor tissue, net	254
Radio protectant solution	24

$385

For the years ended December 31, 2006 and 2005, the Company had inventory write-downs of $811, and $0, respectively.
NOTE 6 — PROPERTY AND EQUIPMENT
Property and equipment consists of the following at December 31:

2006
Equipment	$764
Computer equipment and software	524
Furniture and fixtures	68
Leasehold improvements	10

1,366
Less accumulated depreciation	(1,076)

$290

Included in property and equipment is equipment leased under capital leases of $30 at December 31, 2006. Accumulated depreciation relating to these capital leases for the years ended December 31, 2006 was $10. Depreciation expense was $205 and $282 for the years ended December 31, 2006 and 2005, respectively.
NOTE 7 — IDENTIFIABLE INTANGIBLES
Identifiable intangibles consist of the following at December 31:

2006
Trademarks	$37
Patents	2,113

2,150
Less accumulated amortization	(871)

$1,279

Over the period January 1, 2007 to December 31, 2011, the Company projects cumulative amortization expense related to its patents and trademarks issued at December 31, 2006 to be approximately $210. Because the Company evaluates the recoverability of its intangibles on a quarterly basis, and anticipates that new patents will be granted and issued in 2007 throughout 2011, actual amortization expense recorded over January 1, 2007 to December 31, 2011 could fluctuate significantly from the projected amount over the same period.
During the year ended December 31, 2006 and 2005, the Company recorded approximately $280 and $148, respectively, of expense associated with patent impairment.
NOTE 8 — RESTRICTED CASH

AFS-15

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
As of December 31, 2006, the Company had cash deposits of approximately $42, which is included in deposits and other assets on the balance sheet.
NOTE 9 — INCOME TAXES
The significant components of the provision for income taxes for the years ended December 31, 2006 and 2005 were $1 and $1, respectively, for the current state provision. There was no state deferred and federal tax provision.
The significant components of the deferred tax assets and liabilities, along with the related valuation allowance at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$26,716	$23,178
Purchase in-process research and development	496	549
Research and development credits	1,379	1,338
Depreciation, accrued expenses and other	471	462

Net deferred tax assets	29,062	25,527
Less valuation allowance	(29,062)	(25,527)

	$—	$—

During 2006, the Company’s valuation allowance on deferred tax assets increased from $25,527 as of December 31, 2005 to $29,062 as of December 31, 2006, due to continued operating losses as management has concluded that it is not more likely than not such assets will be realized.
The U.S. and foreign pretax losses for the years ended December 31, 2006 and 2005 was approximately $9,798 and $0, respectively, $11,160 and $430, respectively.
The Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets. The difference between the effective tax rate and that computed under the federal statutory rate is as follows:

	2006	2005
Federal statutory rate	(34%)	(34%)
State taxes	(5%)	(5%)
Tax credits & other	3%	(1%)
Foreign loss with no benefit	0%	7%
Valuation allowance	36%	33%
At December 31, 2006 and 2005, the Company had net operating losses (NOL) for federal and state income tax purposes of approximately $141,642 and $123,237, which begin expiring in 2020 and 2007, respectively. Section 382 of the Internal Revenue Code (Section 382) imposes, amongst other things, annual limitations restricting the timing and amounts of the future use of available NOL carryforwards at the time a change in ownership occurs. The utilization of these NOL carryforwards could be restricted in future periods as a result of any future change in ownership, as defined in Section 382. Such future change in ownership, if any, may result in significant amounts of these NOL carryforwards expiring unused. In conjunction with the March 2005 transaction (Note 10), the Company will evaluate whether there are limitations on the use of its NOL carryforwards beyond December 31, 2005 under Section 382, including, as needed, the impact of cumulative changes in the ownership of the Company’s common stock. The NOLs and credit carryforwards noted above may be limited under Internal Revenue Code Sections 382 and 383, respectively. As of December 31, 2006, the Company has not performed an analysis in order to determine whether such limitations exist.

AFS-16

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
The Company also has federal and state research and development tax credit carryforwards as of December 31, 2006 and 2005, of approximately $1,440 and $1,401, respectively, which begin to expire in 2023 and 2019, respectively.
NOTE 10 — REVERSE MERGER TRANSACTION
In March 2005, a wholly-owned subsidiary of the Company merged with and into Clearant. The Company had approximately $17 in cash and no operations as of the date of the merger. Concurrent with the merger, the Company raised gross proceeds of approximately $11,080 through a private placement of shares of its common stock at $3.00 per share, including the conversion of approximately $2,350 of bridge loans in the form of promissory notes. The Company completed the merger and placement effective March 31, 2005. Because the registrant had substantially no other operating assets or liabilities and Clearant was the sole operating business as of the merger date, the merger was accounted for as a reverse acquisition. Accordingly, Clearant’s financial statements now reflect the Company’s financial results and operations on a carry over basis.
Details and analysis of the capital transactions and adjustments recorded to the Company’s balance sheet in conjunction with the merger are more fully described in the Company’s December 31, 2005 Form 10-K filed with the SEC on March 16, 2006.
NOTE 11 — CAPITALIZATION
Common Stock Transactions and Non-cash Financing Activities
During 2006, the Company issued 100,000 shares of common stock with a fair value of $130 to consultants for services to be rendered to the Company over a twelve month contract. Accordingly, $87 is reflected in sales, general and administrative expenses for 2006.
During 2006, the Company paid accounts payable of $124 with 275,987 shares of common stock.
During 2005, the Company issued 57,979 shares of common stock with a fair value of $235 to consultants for services rendered to the Company. A portion of the fair value, $203, is for services to be rendered over a twelve month contract. Accordingly, $67 and $136 is reflected in sales, general and administrative expenses for 2006 and 2005, respectively.
Lock-up Period
For a period beginning on March 25, 2005 and ending on March 25, 2006, the existing holders of Clearant’s common stock immediately prior to the merger (Note 10) cannot (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or agree to dispose of, directly or indirectly, any common stock of the Corporation or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the common stock in cash or otherwise, whether or not for consideration, and in each of the four consecutive three-month periods beginning on March 25, 2006 will not transfer, on a non-cumulative basis, more than 25% of the common stock held by any such person as of March 25, 2005. As of March 25, 2007, there shall be no further transfer restrictions except as provided by law.
Series A Redeemable Preferred Stock
The Company has 50,000,000 shares authorized and 0 shares outstanding as of December 31, 2006.
For the years ended December 31, 2006 and 2005 the Company recognized $0 and $61, respectively, of amortization expense associated with the Series A Preferred issuance costs.

AFS-17

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
NOTE 12 — STOCK OPTIONS
Effective March 31, 2005 and in conjunction with the merger (Note 10), the Company cancelled all stock options previously issued to employees and non-employees with exercise prices greater than $3.50 per share (the 2005 Option Cancellations). As a result of the 2005 Options Cancellations, the Company retained stock options to employees and non-employees at March 31, 2005 of approximately 1,918,588 shares (the Existing Options), which are grandfathered under the Company’s 2000 Stock Award Plan, as amended (the 2000 Plan). As of December 31, 2005, there are no future grants available under the 2000 Plan.
On June 30, 2005, the stockholders approved the Company 2005 Stock Award Plan (the 2005 Plan). There are 5,081,412 shares of common stock authorized for issuance under the Plan. In addition, the Company assumed options to purchase 1,918,588 shares of common stock in connection with the reverse merger consummated on March 31, 2005. Accordingly, an aggregate of 7,000,000 shares of common stock are reserved for issuance upon exercise of options. The terms of the Plan provide for grants of stock options (NSO), stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock-related awards and performance awards that may be settled in cash, stock or other property. Employees, officers, directors and consultants are eligible for awards under the plan. However, incentive stock options (ISO) may only be granted to employees. An ISO will have the terms stated in the option agreement, provided, however, that the term shall be no more than ten years from the date of grant and the exercise price shall be no less than 100% of the estimated fair market value per share on the date of grant. NSOs shall have a term of no more than 10 years from the date of grant and an exercise price of no less than 85% of the estimated fair market value per share on the date of grant. Options granted to an individual who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company, shall have an exercise price equal to no less than 110% of fair market value and a term of no more than five years from the date of grant. The vesting period for ISOs and NSOs is generally four years from the date of grant.
The following table sets forth the activity of the 2000 and 2005 Plan and Non-Plan Options issued for the years ended December 31, 2006 and 2005:

	Employees		Non-Employees		Total
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at December 31, 2004	5,253,000	$0.60-$7.94	319,000	$0.60-$7.22	5,572,000	$0.60-$7.94
Granted	1,254,000	$3.86-$4.51	120,000	$4.12	1,374,000	$3.86-$4.51
Exercised	(86,000)	$0.60	—	$—	(86,000)	$0.60
Change in status	(226,000)	$0.60-$2.30	226,000	$0.60-$2.30	—	—
Canceled	(3,799,000)	$0.60-$7.94	(285,000)	$0.60-$7.22	(4,084,000)	$0.60-$7.94

Outstanding at December 31, 2005	2,396,000	$0.60-$7.94	380,000	$0.60-$7.22	2,776,000	$0.60-$7.94
Granted	1,671,000	$0.44-$1.64	45,000	$0.35-$0.48	1,716,000	$0.35-$1.64
Exercised	(3,000)	$0.60	(41,000)	$0.60	(44,000)	$0.60
Change in status	(263,000)	$0.60-$3.17	263,000	$0.60-$3.17	—	$0.60-$3.17
Canceled	(396,000)	$0.60-$4.51	(52,000)	$2.30-$4.12	(448,000)	$0.60-$4.51

Outstanding at December 31, 2006	3,405,000	$0.44-$7.94	595,000	$0.35-$7.22	4,000,000	$0.35-$7.94

AFS-18

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2005 and December 31, 2006 was as follows:

			Weighted
		Weighted	Average
	Number	Average	Remaining
	Of	Exercise	Contractual	Intrinsic
	Shares	Price	Life (Years)	Value
As of December 31, 2005:
Employees — Outstanding	2,396,000	$2.83	7.17	$692,000
Employees — Expected to Vest	2,376,000	$2.82	7.16	$692,000
Employees — Exercisable	1,563,000	$2.25	6.03	$692,000

Non-Employees — Outstanding	380,000	$2.04	5.78	$287,000
Non-Employees — Expected to Vest	380,000	$2.04	5.78	$287,000
Non-Employees — Exercisable	380,000	$2.04	5.78	$287,000

As of December 31, 2006:
Employees — Outstanding	3,405,000	$1.89	8.01	$—
Employees — Expected to Vest	2,126,000	$2.00	7.47	$—
Employees — Exercisable	1,449,000	$2.40	6.45	$—

Non-Employees — Options Outstanding	595,000	$2.19	4.49	$—
Non-Employees — Expected to Vest	595,000	$2.19	4.49	$—
Non-Employees — Options Exercisable	570,000	$2.27	4.28	$—
The total intrinsic value of options exercised for the year ended December 31, 2005 was $297. Cash received from stock options exercised during the year ended December 31, 2006 and 2005 were $26, and $50, respectively. The total intrinsic value of options exercised during the year ended 2006 was $18. The total fair value of shares vested during the years ended December 31, 2005, were approximately $1,480. The weighted average grant-date fair value of options granted during the year ended December 31, 2006 was $0.73.
Included in the table above, at December 31, 2006 and 2005, were options outstanding for 595,000 and 380,000 shares, respectively, granted to consultants. These options generally vest over zero to four years and are expensed when the services are performed and benefit is received as provided by the Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18).
As of December 31, 2006, there was $1,676 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the 2005 Plan. That cost is expected to be recognized over the weighted-average period of 2.8 years.
When options are exercised, our policy is to issue previously unissued shares of common stock to satisfy share option exercises. As of December 31, 2006 the Company had 2,488,652 shares of unissued shares reserved for issuance under our 2005 Plan.
NOTE 13 — WARRANTS
During 2006, the Company issued two-year warrants to such holders to purchase an aggregate 332,220 shares of our common stock at an exercise price of $4.96 per share with a fair value of $99 as of March 31, 2006, in connection with a settlement of disputed claims, at the discretion of the Company.
In November 2005 and in conjunction with the Company’s secondary placement of common stock, the Company issued five-year warrants to such holders to purchase an aggregate 1,698,509 shares of the Company’s common

AFS-19

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
stock at an exercise price of $4.96 per share. In addition, the Company issued five-year warrants to the placement agent to purchase an aggregate 164,189 shares of common stock at an exercise price of $4.96 per share.
In March 2005 and pursuant to the Merger Agreement and in conjunction with the Transaction (Note 10) all of the Company’s outstanding warrants immediately prior to the Reverse Merger were cancelled and the Company issued two-year warrants to purchase approximately 3,316,645 shares of the Company’s common stock with an exercise price of $4.00 per share to the previous holders of certain bridge loans, including holders of the Publico Bridge Loans.
In conjunction with the Company’s bridge loan financings in 2005, the Company issued five-year warrants to such holders to purchase an aggregate 167,547 shares of the Company’s common stock at $2.75 per share (collectively, the “2005 Bridge Warrants”). The aggregate fair value of the 2005 Bridge Warrants was approximately $92 (calculated in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants) and was recorded as a discount to the bridge loan payable in 2005. Both the number of shares purchasable under the 2005 Bridge Warrants and the exercise price are subject to adjustment based upon the price per share of the Company’s next equity round of financing.
Including those described above, all warrants have an exercise price of between $4.00 and $4.96 per share and terms of two to five years. The weighted average exercise prices and the weighted average remaining contractual life for warrants issued as of December 31, 2006 were as follows:

Warrants Outstanding
Number	Exercise	Weighted Average of Remaining
of Shares	Price	Contractual Life (Years)
3,316,645	$4.00	0.25
2,194,918	$4.96	3.46
All of the warrants granted to non-employees are valued based on the Company’s deemed fair value at the date the warrants are issued, using the Black-Scholes option pricing model prescribed by FAS No. 123R and the following assumptions:

Risk-free interest rate	3.0%-5.5%
Expected life in years	2-5
Dividend yield	0%
Expected volatility	70% to 80%
The weighted average deemed fair value of warrants granted to non-employees for the years ended December 31, 2006 and 2005 was $0.30 and $1.66 per share, respectively.
NOTE 14 — COMMITMENTS AND CONTINGENCIES
Leases
The Company leases certain facilities and equipment under non-cancelable operating leases with various expirations through 2011. The future minimum lease payments under these leases as of December 31, 2006, are as follows:

2007	$44
2008	21
2009	1
2010 and thereafter	1

Net minimum lease payments	$67

AFS-20

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
Rental expense on non-cancelable operating leases for the years ended December 31, 2006 and 2005 was $341 and $744, respectively.
The Company has obligations under capital leases for the years ended December 31, 2006 and 2005 of $27 and $42, respectively. As of December 31, 2006, the Company has one capital lease for equipment with a monthly payment including interest, of approximately $1, that expires in two years. The liabilities related to the capital lease are recorded in accrued liabilities on the Balance Sheet.
Litigation
From time-to-time, the Company is involved in litigation relating to claims arising in the normal course of business. The Company does not believe that any currently pending or threatening litigation will have a material adverse effect on the Company’s results of operations or financial condition as of December 31, 2006.
Supply and Distribution Agreements
In September 2006, the Company entered into a renewable two-year spinal supply and distribution agreement which supersedes its prior supply agreement, pursuant to which the Company has the exclusive rights to place current and future spinal bone implants treated with the Clearant Process® in a number of geographic territories and an option for additional geographic territories, which in aggregate represent approximately 60% or more of the United States market. In exchange for these exclusive rights, the Company agreed to pay $1,150 as a prepayment on October 31, 2006, for ordered spinal bone implants to be delivered in 2007. In addition, the Company will be required to make prepayments to be applied towards future spinal bone implants ordered in the amounts of $3,800 and $4,550 for 2007 and 2008, respectively.
Pursuant to the Company’s spinal Supply and Distribution Agreement (Agreement), dated September 27, 2006, in consideration for the exclusive distribution and/or representation in various United States markets, the Company was required to remit a prepayment in the amount of $1,150 on October 31, 2006. As of December 31, 2006, all tissue orders have not been delivered and this payment has not been made by the Company. In February 2007, the Company received notification of termination of the Agreement. The Company is in ongoing discussions with the supplier to resolve the issues, which could include but is not limited to, reduction in exclusive territories or termination. The termination of the Agreement may result in the discontinuation or disruption of the spinal bone implant supply, which would have a material adverse impact to the Company’s ability to distribute spinal bone implants treated with the Clearant Process®.
NOTE 15 — 401K PLAN
The Company has a defined contribution profit sharing plan covering all full-time employees. Employees may make pre-tax contributions up to the maximum allowable by the Internal Revenue Code. Participants are immediately vested in their employee contributions. No employer contributions were made for the years ended December 31, 2006 and 2005.
NOTE 16 — FACILITY CLOSING CHARGES
At December 31, 2004, the Company no longer considered itself a development stage enterprise as defined by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Companies, and accordingly, the accompanying financial statements do not represent those of a development stage enterprise. Additionally, in 2005, the Company developed an initiative designed to reduce the workforce and consolidate and move the lab to Los Angeles. The resulting facility closing charges for 2005 of $305 related to severance costs communicated in 2005 but to be remunerated in 2006. There were additional period costs incurred in 2006 of $53 in connection with the closing of the lab and moving of the equipment. The plan was approved by the Company’s executive management team and the board of directors.

AFS-21

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
NOTE 17 — SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
The following table presents summarized quarterly financial data (in thousands, except per share data):

	Quarter ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
2006
Total revenues	$190	$106	$191	$283
Gross profit (loss)	136	48	78	(701)
Total operating expenses	2,802	2,455	2,733	1,643
Loss from operations	(2,666)	(2,407)	(2,655)	(2,344)
Other expense, net	153	64	41	16
Net loss	(2,513)	(2,343)	(2,614)	(2,328)
Preferred stock dividend and financing costs	—	—	—	—
Net loss attributable to common stock	$(2,513)	$(2,343)	$(2,614)	$(2,328)
Net loss per share — Basic and diluted	$(0.06)	$(0.06)	$(0.07)	$(0.06)
Number of shares — Basic and diluted	39,764	39,849	39,912	40,004

2005
Total revenues	$107	$191	$154	$89
Gross margin	103	186	150	85
Total operating expenses	2,746	2,513	2,810	3,574
Loss from operations	(2,643)	(2,327)	(2,660)	(3,489)
Other expense, net	(457)	—	—	(14)
Net loss	(3,100)	(2,327)	(2,660)	(3,503)
Preferred stock dividend and financing costs	(2,161)	—	—	—
Net loss attributable to common stock	$(5,261)	$(2,327)	$(2,660)	$(3,503)
Net loss per share — Basic and diluted	$(0.71)	$(0.06)	$(0.07)	$(0.09)
Number of shares — Basic and diluted	7,370	35,860	35,923	38,102
NOTE 18 — SUBSEQUENT EVENTS
On April 3, 2007, the Company agreed to issue approximately 93,720,000 shares of its common stock at a price of $0.025 per share in private placements to approximately twenty accredited and institutional investors for gross proceeds of approximately $2,300 subject to adjustment for over allotted orders. Purchasers included our Chief Executive Officer. The private placements were exempt from registration pursuant to Section 4(2) of the Securities Act, as transactions not involving a public offering. However, pursuant to the registration rights agreements with the investors the Company is using its best efforts to register the stock. Concurrent with the public offering directors John Wehrle, Nolan Sigal, and Herve de Kergrohan as well as the CEO of the Company were granted 400,000 stock options at a price of $0.025 per share which vested immediately upon grant. On April 26, 2007 all three board members resigned.
The Company has received written notice from Rowland W. Day, on behalf of the following investors: (i) the Day Family Trust; (ii) Rowland W. Day II IRA; and (iii) Ron Nash, alleging that certain misrepresentations were made in connection with the Stock Purchase Agreements entered into on April 3, 2007 where the Company agreed to issue approximately 93,720,000 shares of common stock at a price of $0.025 per share. The Company is in discussions with these investors and while no lawsuit has been filed at this time, there is no certainty that the investors will not, in the future, seek, among other things, money damages. If successful, this may negatively impact the Company’s cash flow and significantly impair its ability to operate. Rowland W. Day is a member of the board of directors.

AFS-22

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
In February, 2007 the Company entered into a non-binding term sheet with a bridge lender for $700. Under the terms of the non-binding term sheet the bridge lender was required to lend the Company $200 upon the signing of the non-binding term sheet and $500 upon signing of the definitive agreement. In addition to requiring funding of $700 the non-binding term sheet provided that the lender would receive 2,500,000 shares of the Company’s common stock, a first lien on all of the assets of the Company including it’s IP, repayment of the $700 by May 1, 2007, and interest of 10% per annum. On February 20, 2007 the Company received $200. The $500 was never funded and neither party entered into a definitive agreement. The Company is currently in discussion with the Bridge Lender as it relates the non-funding of the remaining $500.
Pursuant to the Company’s spinal Supply and Distribution Agreement (Agreement), dated September 27, 2006, in consideration for the exclusive distribution and/or representation in various United States markets, the Company was required to remit a prepayment in the amount of $1,150 on October 31, 2006. As of December 31, 2006, all tissue orders have not been delivered by the supplier and the payment has not been made by the Company. In February 2007, the Company received notification of termination of the Agreement. The Company is in ongoing discussions with the supplier to resolve the issues, which could include but is not limited to, reduction in exclusive territories or termination. The termination of the Agreement may result in the disruption of the spinal bone implant supply, which would have a material adverse impact to the Company’s ability to distribute spinal bone implants treated with the Clearant Process®.

AFS-23

INTERIM FINANCIAL STATEMENTS

IFS-1

CLEARANT, INC.
BALANCE SHEETS
(in thousands, except par value)

	September 30,	December 31,
	2007	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$1,616	$563
Accounts receivable, net of allowances of $20 at September 30, 2007 and December 31, 2006, respectively	275	274
Inventory and inventory related prepayments, net of reserve of $796 and $811 at September 30, 2007 and December 31, 2006, respectively	453	385
Prepaids and other	194	137

Total current assets	2,538	1,359

Property and equipment, net of $249 and $1,076 of accumulated depreciation at September 30, 2007 and December 31, 2006, respectively	119	290
Identifiable intangibles, net of $1,188 and $871 of accumulated amortization at September 30, 2007 and December 31, 2006, respectively	1,009	1,279
Deposits and other assets	60	93

Total assets	$3,726	$3,021

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$1,221	$1,653
Accrued liabilities	916	607
Deferred revenue	9	67
Bridge loans, net	106	106

Total current liabilities	2,252	2,433

Deferred revenue — noncurrent	4	4

Total liabilities	2,256	2,437

Stockholders’ equity:
Common stock ($0.0001 par value; 200,000 shares authorized; 48,957 and 2,869 issued and outstanding at September 30, 2007 and December 31, 2006, respectively)	5	0
Additional paid-in capital	86,224	82,953
Accumulated deficit	(84,759)	(82,369)

Total stockholders’ equity	1,470	584

Total liabilities and stockholders’ equity	$3,726	$3,021

See accompanying notes to financial statements.

IFS-2

CLEARANT, INC.
STATEMENTS OF OPERATIONS
(in thousands, except for per share data)
(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006
Revenues:

Licensing	$10	$82	$71	$250
Direct distribution	136	76	440	85
Fee for service	11	31	80	61
Contract research and milestones	3	2	172	65
Grants	—	—	—	27

Total revenues	160	191	763	488

Cost of revenues	103	113	343	226

Gross Profit	57	78	420	262

Operating expenses:
Sales, general and administrative	983	2,464	3,018	7,254
Research and development	6	269	65	737

Total operating expenses	989	2,733	3,083	7,991

Loss from operations	(932)	(2,655)	(2,663)	(7,729)

Other income (expense):
Interest income (expense), net	3	41	3	176
Gain on settlement of obligation	379	—	382	117
Loss on disposal of fixed assets	(26)	—	(112)	(35)

Loss before provision (benefit) for income taxes	(576)	(2,614)	(2,390)	(7,471)

Provision (benefit) for income taxes	—	—	—	—

Net loss attributable to common stockholders	$(576)	$(2,614)	$(2,390)	$(7,471)

Net loss per share:
Basic and diluted	$(0.02)	$(0.92)	$(0.19)	$(2.63)

Number of weighted average shares used in per share calculation:
Basic and diluted	25,866	2,851	12,269	2,846
See accompanying notes to financial statements.

IFS-3

CLEARANT, INC.
STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2007	2006
Operating activities
Net loss	$(2,390)	$(7,471)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	364	412
Loss on disposal of fixed assets	112	—
Non-cash stock-based compensation	232	556
Issuance of common stock to consultants for services rendered	103	121
Gain on settlement of obligation	(382)	(82)
Changes in operating assets and liabilities:
Accounts receivable	(1)	(73)
Inventory and inventory related prepayments	(68)	(1,011)
Prepaids	(100)	(65)
Accounts payable	22	188
Accrued liabilities	101	(628)
Deferred revenue	(58)	(22)
Other assets and liabilities	33	179

Net cash used in operating activities	(2,032)	(7,896)

Investing activities
Cost of identified intangibles	(47)	(178)
Capital expenditures	(10)	(79)
Net proceeds from sale of fixed assets	22	—

Net cash used in investing activities	(35)	(257)

Financing activities
Proceeds from the issuance of common stock, net of costs of $100	2,920	—
Proceeds from the issuance of bridge loan	200
Exercise of common stock options	—	26
Principal payments on capital lease obligations	—	(10)

Net cash provided (used) by financing activities	3,120	16

Change in cash and cash equivalents	1,053	(8,137)

Cash and cash equivalents, beginning of period	563	10,141

Cash and cash equivalents, end of period	$1,616	$2,004

Supplemental Disclosure of Non-cash Financing Activities:
During the nine months ended September 30, 2007 and 2006, the Company paid accounts payable of $109 and $38 with 31,092 and 733 shares of common stock	$109	$38
See accompanying notes to financial statements.

IFS-4

CLEARANT, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands, except for share and per share data)
(Unaudited)
NOTE 1 — BASIS OF PRESENTATION
The accompanying unaudited interim financial statements for Clearant, Inc. (the “Company” or “Clearant”) have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments, consisting solely of normal recurring adjustments, needed to fairly present the financial results for these interim periods. These financial statements include amounts that are based on management’s best estimates and judgments. These estimates may be adjusted as more information becomes available, and any adjustment could be significant. The impact of any change in estimates is included in the determination of earnings in the period in which the change in estimate is identified. The results of operations for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the entire 2007 fiscal year.
The Company has omitted footnote disclosures that would substantially duplicate the disclosures contained in the audited financial statements of the Company and should be read in conjunction with the financial statements for the fiscal years ended December 31, 2006 and 2005 and notes thereto in the Company’s Form 10-KSB dated December 31, 2006, filed with the Securities and Exchange Commission on May 17, 2007.
NOTE 2 — GOING CONCERN
The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses and negative cash flows from operating activities since its inception. As of September 30, 2007, these conditions raised substantial doubt as to the Company’s ability to continue as a going concern. In April and August 2007, the Company raised additional capital to supplement its operations. There can be no assurance that the Company will be successful in its efforts to generate, increase, or maintain revenue or raise additional capital on terms acceptable to the Company or that the Company will be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of the carrying amount of the recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition and Deferred Revenue
The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). The Company’s revenue sources are direct distribution of Clearant Process® sterile implants, and licensing fees and Sterilization Services to customers who incorporate the Clearant Process® technology into their product and manufacturing processes, which may include performance milestones and contract research activities. In addition, the Company recognizes revenues from government grants. The Company recognizes direct distribution revenue upon the sourcing of tissue by a customer. Licensing revenue is recognized when a customer distributes products incorporating the Clearant Process® and revenue related to the Sterilization Service is recognized when the service is substantially complete. Revenue related to a performance milestone is recognized upon customer acceptance of the achievement of that milestone, as defined in the respective agreements. Revenue related to contract research activities is recognized on a percentage-of-completion basis. In the event cash is received in advance of service performed, the Company will defer the related revenue recognition until the underlying performance milestone is achieved and or the contract research activities commence. In the event advance cash payments are not attributable to any performance milestone and or contract research activity, the Company will recognize the underlying amounts into revenue on a straight-line basis over the term of the underlying agreement. The Company includes shipping charges in the gross invoice price to customers and classifies the total amount as revenue in accordance with Emerging Issues Task Force Issue (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs. Shipping costs are recorded as cost of revenues. The Company evaluates the

IFS-5

collectability of accounts receivables and provides a reserve for credit losses, as appropriate. As of September 30, 2007 and December 31, 2006 the Company reserved for credit losses of $20.
Grants
The Company receives certain grants that support a portion of the Company’s research efforts in defined research projects, usually specific product applications of the Clearant Process®. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenue associated with these grants is generally recognized ratably over each grant period and as costs under each grant as incurred.
Cost of revenues
Cost of revenues consists of costs associated with direct distribution of Clearant Process® sterile implants to a customer and with providing sterilization services to customers.
Settlement of Obligation
Settlement of obligation consists of a gain recognized for the settlement of outstanding payables for the period ended September 30, 2007, which, while unusual in nature, is not an infrequent transaction for the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents and Concentration of Credit Risk
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, and accounts receivable. Cash is deposited with what the Company believes are highly credited, quality financial institutions. The deposited cash may exceed FDIC insured limits. For the quarter ended September 30, 2007, one customer accounted for approximately 12% of revenues and one customer accounted for approximately 17% of accounts receivable.
Inventory and Inventory Related Prepayments
Inventory is primarily comprised of implantable donor tissue treated with the Clearant Process® and is valued at the lower of cost or market with cost determined using the first-in, first-out method. Inventory is located at contracted tissue banks and on consignment in hospitals. Inventory may be written down from time to time based on market conditions or other factors. As of September 30, 2007 and December 31, 2006 the Company has an inventory and inventory related prepayment reserve of $796 and $811, respectively.
In accordance with the terms of the Company’s spinal supply and distribution Agreement (see Note 9), the Company is required to make prepayments. Upon receipt of the inventory the prepayments will be reclassified as inventory until distributed.
Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives of the assets, which are generally three to seven years. Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter. Repair and maintenance expenditures are charged to appropriate expense accounts in the period incurred. During the three and nine-months ended September 30, 2007, Clearant sold property and equipment with net book value of $26 and $134, respectively.

IFS-6

Identifiable Intangibles
Certain costs associated with obtaining and licensing patents and trademarks are capitalized as incurred and are amortized on a straight-line basis over the shorter of their estimated useful lives or their legal lives of 17 to 20 years. Amortization of such costs begins once the patent or trademark has been issued. The Company evaluates the recoverability of its patent costs and trademarks quarterly based on estimated undiscounted future cash flows. In accordance with Statement of Financial Accounting Standards (“FAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. As of September 30, 2007 and December 31, 2006, no impairment existed.
Research and Development Costs
Research and development costs are expensed as incurred.
Income Taxes
Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS 109), using the liability method. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Due to its current net loss position, the Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets.
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining said tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement. FIN 48 requires expanded disclosure at each annual reporting period unless a significant change occurs in an interim period. For interim periods in the year of initial adoption, all disclosures required by FIN 48 will be presented. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings. FIN 48 was adopted by the Company on January 1, 2007, although the Company is continuing to evaluate the full impact of the adoption of FIN 48.
Stock-Based Compensation
Stock-based compensation expense recognized under SFAS 123(R) for employees and directors for the three and nine months ended September 30, 2007 was $71 and $232, respectively.
There were 3,008,216 and 3,137,180 options granted to employees and directors during the three and nine months ended September 30, 2007. The estimated fair value of options granted to employees and directors during the three and nine months ended September 30, 2007 was $1,325 and $1,360, respectively. Assumptions used to value the options granted were as follows:

Expected volatility	102.3%-173%
Risk-free interest rate	4.23%-4.6%
Expected life in years	5-6.25
Expected dividend yield	0%
As stock-based compensation expense recognized in the Statements of Operations for the three and nine months ended September 30, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures which the Company estimates to be approximately 9%. The forfeiture rate takes into consideration the

IFS-7

significant downsizing of the business in the first quarter of 2007. As of September 30, 2007, stock-based compensation expense has been reduced by estimated forfeitures not yet incurred of approximately $43.
Fair Value of Financial Instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. Bridge loans are estimated to approximate fair value based upon current market borrowing rates for loans with similar terms and maturities.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provision of SFAS 157, as applicable, beginning in fiscal year 2008. Management does not believe the adoption of SFAS 157 will have a material impact on the Company’s financial position or results of operations.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is required to adopt the provision of SFAS 159, as applicable, beginning in fiscal year 2008. Management does not believe the adoption of SFAS 159 will have a material impact on the Company’s financial position or results of operations.
In May 2007, the FASB issued FSP No. FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48,” (FSP FIN 48-1). FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax provision is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The Company does not anticipate that the adoption of FSP FIN 48-1 will have a material effect on its results of operations or financial position, although the Company is continuing to evaluate the full impact of the adoption of FSP FIN 48-1.
NOTE 4 — NET LOSS PER SHARE
The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share (SFAS 128). Under the provisions of SFAS 128, basic loss per share is computed by dividing net loss by the weighted average number of common stock shares outstanding during the periods presented. Diluted earnings would customarily include, if dilutive, potential common stock shares issuable upon the exercise of stock options and warrants. The dilutive effect of outstanding stock options and warrants is reflected in earnings per share in accordance with SFAS 128 by application of the treasury stock method. For the periods presented, the computation of diluted loss per share equaled basic loss per share as the inclusion of any dilutive instruments would have had an antidilutive effect on the earnings per share calculation in the periods presented.
The following potential common shares have been excluded from the computation of diluted net loss per share since their effect would have been antidilutive:

	For the Nine Months Ended September 30,
	2007	2006
Stock Options	3,287,000	296,000
Warrants	157,000	394,000

IFS-8

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Basic and diluted net loss per share:
Numerator:
Net loss attributable to common stock	$(576)	$(2,614)	$(2,390)	$(7,471)
Denominator:
Weighted average common stock shares outstanding	25,866	2,851	12,269	2,846

Net loss per share, basic and diluted	$(0.02)	$(0.92)	$(0.19)	$(2.63)

NOTE 5 — INCOME TAXES
The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Due to the fact that the Company has substantial net operating loss carryforwards, adoption of FIN 48 had no impact on the Company’s beginning retained earnings, balance sheets, or statements of operations.
The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2001.
The Company recognizes accrued interest and penalties on unrecognized tax benefits in income tax expense. The Company did not have any unrecognized tax benefits as of September 30, 2007 and 2006. As a result, the Company did not recognize interest expense, and additionally, did not record any penalties during the three or nine months ended September 30, 2007 and 2006. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.
NOTE 6 — DEBT
In February, 2007 the Company entered into a non-binding term sheet with a bridge lender for $700. Under the terms of the non-binding term sheet the bridge lender was required to lend the Company $200 upon the signing of the non-binding term sheet and $500 upon signing of the definitive agreement. In addition to requiring funding of $700 the non-binding term sheet provided that the lender would receive 2,500,000 shares of the Company’s common stock, a first lien on all of the assets of the Company including its IP, repayment of the $700 by May 1, 2007, and interest of 10% per annum. On February 20, 2007 the Company received $200. The $500 was never funded and neither party entered into a definitive agreement. On March 27, 2007, the Company received notice of a claim by the bridge lender to preserve his right as outlined in the non-binding term sheet to fund the $700 bridge credit facility. On July 16, 2007, as disclosed on our Current Report on Form 8-K/A filed with the SEC on August 9, 2007, the Company entered into a Settlement and Conversion Agreement with the bridge lender whereby the Company issued 2,857,143 shares for the $200 loan payable at $0.005 per share. The costs associated with the transaction are $16. The Settlement and Conversion Agreement would release the Company from all outstanding claims from the bridge lender including the claim on the Company’s IP by the bridge lender. The shares were issued on August 23, 2007.

IFS-9

NOTE 7 — COMMON STOCK
Common Stock Transactions and Non-cash Financing Activities
On August 3, 2007, the Company entered into stock purchase agreements and registration rights agreements with approximately 11 accredited and institutional investors for the sale of 7,511,875 shares of our common stock (“shares”) at $0.005 per share, in a private offering, in exchange for gross proceeds of approximately $525. This private placement was made in connection with the private placement we previously entered into on April 3, 2007 (the “April private placement”), pursuant to which approximately 20 accredited and institutional investors purchased 6,694,299 shares at $0.025 in exchange for gross proceeds of approximately $2,300. The costs associated with the transaction are $344. On August 23, 2007, pursuant to the antidilution provisions in the stock purchase agreements, 7,511,875 shares were issued to the new investors and 26,777,141 additional shares were issued to the April private placement investors to adjust their selling price to $0.005 per share. These shares have been recorded as an adjustment between additional paid in capital and par value as it represents an adjustment to the original sale price of common stock.
On August 3, 2007, the Company entered into a Settlement and Conversion Agreement with the bridge lender pursuant to which the bridge lender would be issued 2,857,143 shares for the $200 loan payable at $0.005 per share. As part of the Settlement and Conversion agreement, , the lender purchased an additional 2,142,859 shares at a price of $0.005 per share in exchange for aggregate proceeds of $142 and interest accrued on the bridge loan of $8. The bridge lender was also issued 51,021 shares as part of the original non-binding term sheet entered into by the Company in February 2007. The Settlement and Conversion Agreement directly caused the antidilution provision of the April private placement investors. The shares were issued on August 23, 2007.
On August 8, 2007, the Company announced a 1-for-14 reverse stock split which was previously authorized at its annual meeting of stockholders held on August 3, 2007. The record date for the reverse split was August 23, 2007 and the Company began trading on the NASD Electronic Bulletin Board (OTCBB) on a split adjusted basis on September 6, 2007 under the new symbol “CLRA.OB.”
During the three and nine months ended September 30, 2007, the Company paid accounts payable of $0 and $109 with 0 and 31,092 shares of common stock, respectively.
During the three and nine months ended September 30, 2007, the Company paid consultants $0 and $60 with 0 and 22,038 shares of common stock, respectively.
During the nine months ended September 30, 2006, the Company issued two-year warrants to such holders to purchase an aggregate 23,730 shares of its common stock at an exercise price of $69.44 per share with a fair value of $98,922 as of March 31, 2006.
During the nine months ended September 30, 2006, the Company issued 7,143 shares of common stock with a fair value of $130 to consultants for services rendered to the Company over a twelve month contract. Accordingly, $54 is reflected in sales, general and administrative expenses for the nine months ended September 30, 2006.
NOTE 8 — STOCK-BASED AWARDS
Stock Options
A summary of activity under the Company’s 2000 Stock Option Plan (the 2000 Plan) and 2005 Stock Option Plan (the 2005 Plan) as of December 31, 2006, and for the nine months ended September 30, 2007 is presented below:

	Employees		Non-Employees		Total
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at December 31, 2006	243,000	$6.16-$63.14	43,000	$4.90-$57.68	286,000	$4.90-$63.14
Granted	3,137,000	$0.27-$0.52	—	$—	3,137,000	$0.27-$0.52
Exercised	—	$—	—	$—	—	$—
Change in Status	—	$—	—	$—	—	$—
Canceled	(136,000)	$0.35-$63.14	—	$—	(136,000)	$0.35-$63.14

Outstanding at September 30, 2007	3,244,000	$0.27-$63.14	43,000	$0.35-$7.22	3,287,000	$0.025-$7.94

IFS-10

The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2006 and September 30, 2007 was as follows:

			Weighted
		Weighted	Average
	Number	Average	Remaining
	Of	Exercise	Contractual	Intrinsic
	Shares	Price	Life (Years)	Value
As of December 31, 2006:
Employees — Outstanding	243,000	$26.46	8.01	$—
Employees — Expected to Vest	152,000	$28.00	7.47	$—
Employees — Exercisable	104,000	$33.60	6.45	$—

Non-Employees — Outstanding	43,000	$30.66	4.49	$—
Non-Employees — Expected to Vest	43,000	$30.66	4.49	$—
Non-Employees — Exercisable	41,000	$31.78	4.28	$—

As of September 30, 2007:
Employees — Outstanding	3,244,000	$1.31	9.82	$—
Employees — Expected to Vest	3,079,000	$1.31	9.82	$—
Employees — Exercisable	188,000	$10.68	8.10	$—

Non-Employees — Options Outstanding	43,000	$30.69	3.75	$—
Non-Employees — Expected to Vest	43,000	$30.69	3.75	$—
Non-Employees — Options Exercisable	41,000	$31.47	3.59	$—
There were no options exercised during the three and nine months ended September 30, 2007. Cash received from stock options exercised during the three and nine months ended September 30, 2006 was $0 and $26 respectively. The total intrinsic value of options exercised during the three and nine months ended September 30, 2006 was $0 and $18, respectively.
Included in the table above, for the period ending September 30, 2007 and 2006, were options outstanding for 43,000 shares, respectively, granted to consultants. These options generally vest over zero to four years and are expensed when the services are performed and benefit is received as provided by the Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18).
As of September 30, 2007 and 2006, there were $1,832 and $1,949, respectively of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the 2005 Plan. These costs are expected to be recognized over the weighted-average period of 3.4 and 3.1 years, respectively.
When options are exercised, the Company’s policy is to issue previously unissued shares of common stock to satisfy share option exercises. As of September 30, 2007, the Company had 7,148,306 shares of unissued shares reserved for issuance under the 2005 Plan.
NOTE 9 — COMMITMENTS AND CONTINGENCIES
On September 27, 2006, Clearant entered into a renewable two-year supply and distribution agreement (the “Osprey Agreement”) with Osprey Biomedical Corp. (“Osprey”). Under the Osprey Agreement, Osprey granted Clearant exclusive rights to place current and future Osprey cervical and lumbar allografts treated with the Clearant Process® in a number of geographic territories and an option for additional geographic territories. In exchange for the exclusive rights under the Osprey Agreement, Clearant is obligated to pay Osprey $500 as a prepayment for certain ordered products to be delivered after October 1, 2006. This prepayment was due upon the earlier of the following: (i) within three business days after Clearant receives debt or equity financing of at least $1 million, or (ii) October

IFS-11

31, 2006. In addition, Clearant was required to make the following quarterly payments to be applied to payments for ordered products: $650 by October 31, 2006; $750 by January 1, 2007; $850 by April 1, 2007; $1 million by July 1, 2007; $1.2 million by October 1, 2007; $1.3 million by January 1, 2008; $1.5 million by April 1, 2008; and $1.75 million by July 1, 2008. As of the end of the third quarter 2007, all tissue orders had not been delivered by Osprey and the prepayments had not been made by the Company. In February 2007, Clearant had received notice from Osprey of its termination of the Osprey Agreement, effective within thirty (30) days from receipt of this notification if certain alleged payment defaults were not timely cured by Clearant. Clearant is in ongoing discussions with Osprey to resolve these issues, which could include but is not limited to, reduction in exclusive territories or termination of the Osprey Agreement. The termination of the Osprey Agreement may result in the disruption of the spinal bone implant supply from Osprey, which may have a material adverse impact on Clearant’s ability to distribute spinal bone implants treated with the Clearant Process®.
On July 27, 2007, Irell & Manella, LLP sent the Company a notice of the Company’s right to arbitrate. Irell alleges that the Company failed to pay its fees and/or costs for professional services in the amount of $353, plus interest pursuant to the terms of an engagement agreement between Irell and the Company. On August 21, 2007, the Company entered into a settlement agreement with Irell & Manella, LLP, pursuant to which we paid $92 to Irell & Manella, LLP in return for a release of all claims. $261 was recorded to gain on settlement of obligation.

IFS-12

•	You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with inconsistent or different information, you should not rely on it.

•	We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•	This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.
42,193,894 Shares
CLEARANT, INC.
COMMON STOCK

PROSPECTUS
NOVEMBER ___, 2007

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our certificate of incorporation and bylaws limit the liability of directors and executive officers to the maximum extent permitted by Delaware law. The limitation on our directors’ and executive officers’ liability may not apply to liabilities arising under the federal securities laws. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law.
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the various costs and expenses payable by the registrant in connection with the sale of the common stock being registered. Any broker-dealer discounts and commissions will be payable by the selling stockholders. Except for the SEC registration fee, all the amounts shown are estimates.

SEC Registration Fee	$898.00
Legal fees and expenses	25,000.00
Accounting fees and expenses	5,000.00
Printing and related expenses	2,500.00
Miscellaneous	1,602.00

Total	$35,000.00

RECENT SALES OF UNREGISTERED SECURITIES
On April 3, 2007, we entered into stock purchase agreements and registration rights agreements with approximately twenty accredited and institutional investors for the sale of shares of our common stock in a private placement (the “April private placement”) in exchange for gross proceeds of approximately $2.3 million. We issued and sold approximately 93,720,000 shares of our common stock at a price of $0.025 per share in the private placements. Purchasers included our chief executive officer. The private placements were exempt from registration pursuant to Section 4(2) of the Securities Act, as transactions not involving a public offering. The Investors were also granted customary demand registration rights, obligating us to use our best efforts to file this registration statement in respect of the purchased Shares. On June 1, 2007, we entered into an amendment (The “Amendment”) to the stock purchase agreement pursuant to which we were released from liability to the Investors for our failures to timely file periodic reports or a registration statement, and from any alleged misrepresentations in connection with the private placement. The Amendment also provides the Investors with full ratchet antidilution protection for subsequent sales of common stock at a price lower than paid by the Investors.
On August 3, 2007, we entered into stock purchase agreements and registration rights agreements with approximately 11 accredited and institutional investors for the sale of shares of our common stock (“shares”) for $0.025 per share, in a private offering, in exchange for gross proceeds of approximately $525,000. This private placement (the “August private placement”) was made in connection with the April private placement. The stock purchase agreements and registration rights agreements executed in connection with the August private placement are in the same form as those executed in connection with the April private placement, as amended, which were filed as exhibits to our Current Report on Form 8-K filed on April 4, 2007. The shares issued in the August private placement are subject to full-ratchet antidilution protection pursuant to the Amendment. The shares purchased in the August private placement will be issued upon the effectiveness of the reverse stock split that was approved by our stockholders at the annual meeting held on August 3, 2007.
On August 3, 2007, we entered into a Conversion Agreement, attached to our Current Report on Form 8-K filed with the SEC on August 8, 2007, as Exhibit 10.1, with John McGinnis pursuant to which he will be issued shares in consideration for a $200,000 loan payable at $0.005 per share. The sale of these shares was made in an effort to resolve a dispute with Mr. McGinnis, as disclosed on our Quarterly Report for the three month period ended March 31, 2007 on Form 10-QSB filed with the SEC on June 20, 2007. In addition, we entered into a stock purchase agreement and registration rights agreement, substantially the same as those executed in connection with the April private placement, with Mr. McGinnis and two additional investors whereby they purchased shares of our common stock at a price of $0.005 per share in exchange for aggregate gross proceeds of approximately $142,384 plus $7,616 in interest for an aggregate purchase price of $150,000. These shares will be issued upon the effectiveness of the reverse stock split referred to above.
Mr. McGinnis’ purchase triggers the Amendment’s above-referenced full ratchet anti-dilution protections for the investors who purchased shares in the April private placement and August private placement. As a result, 26,777,141 additional shares were issued to the Investors resulting in an adjusted per share purchase price of $0.005.
Mr. McGinnis was referred to the Company by the Company’s financial advisor, Powers & Associates, LLC. Pursuant to an agreement with Powers & Associates, LLC, the Company is required to pay cash and warrants equal to 8% of the aggregate gross proceeds of the transaction to Powers & Associates, LLC.
The shares sold in the April private placement, the August private placement and the additional shares sold on August 3, 2007 were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering and are being registered under this registration statement.
Each of the purchasers represented their intention to acquire the securities for their own account for investment purposes and not with a view to the distribution thereof other than in accordance with applicable law. Appropriate legends were affixed to the stock certificates issued in the transaction. All purchasers either received or had access to adequate information concerning the investment. Purchasers were also granted customary demand registration rights, obligating us to use our best efforts to file this registration statement covering the purchased Shares.
EXHIBITS

No.	Description
3.1	Certificate of Incorporation(1)
3.2	Bylaws(2)
5.1	Opinion on Legality of the Securities Being Registered of Dreier Stein & Kahan, LLP*
10.1	Form of Stock Purchase Agreement, as amended(3)
10.2	Form of Registration Rights Agreement (3)
13.1	Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2006(4)
13.2	Quarterly Report on Form 10-QSB for the Quarter Ended September 30, 2007(5)
23.1	Consent of Dreier Stein & Kahan, LLP*
23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP*

*	Previously filed.

(1)	Incorporated by reference to our Current Report on Form 8-K, filed with the SEC on August 24, 2007.

(2)	Incorporated by reference to our Current Report on Form 8-K, filed with the SEC on April 4, 2005.

(3)	Incorporated by reference to our Current Report on Form 8-K, filed with the SEC on April 3, 2007 and our Current Report on Form 8-K, filed with the SEC on June 1, 2007.

(4)	Incorporated by reference to our Annual Report on Form 10-KSB, filed with the SEC on May 17, 2007.

(5)	Incorporated by reference to our Quarterly Report on Form 10-QSB for the Quarter Ended September 30, 2007, filed with the SEC on November 14, 2007.

UNDERTAKINGS
The undersigned registrant hereby undertakes to:
1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;
     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
     (iii) Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and the registrant will be governed by the final adjudication of such issue.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Los Angeles, State of California on November 20, 2007.

CLEARANT, INC.
By:	/s/ Jon M. Garfield
Jon M. Garfield, Chief Executive Officer and
Chief Financial Officer

By:	/s/ Susan Etzel
Susan Etzel, Controller

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title(s)	Date

/s/ Jon M. Garfield Jon M. Garfield	Director	November 20, 2007

/s/ Rowland W. Day II Rowland W. Day II	Director	November 20, 2007

/s/ Michael Elek Michael Elek	Director	November 20, 2007

/s/ Maurice J. DeWald Maurice J. DeWald	Director	November 20, 2007